Follow-Up... Materials

06014798

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME J Sainsbury plc

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

JUL 03 2006

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 913

FISCAL YEAR 3-25-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 7/3/06

J Sainsbury plc

Annual Report and
Financial Statements 2006

One day on our journey


J Sainsbury plc
ten photographers
ten stories
one roll
Seal to be broken on
19 April 2006
400 ISO FILM



"In last year's review I said 'lots of little things can make for big change.' Since then we've been working hard to improve hundreds of things every day that, added together, are giving customers a much better shopping experience.

"How are we doing? We've won back customers, we've increased sales and we've grown market share. We'll tell you more about our performance over the following pages, but we also wanted to show you what we're doing. I gave ten photographers one roll of film each and asked them to capture Sainsbury's in action on one day on our journey. In this Review you can see the results – theirs and ours." Justin King, Chief Executive

The photographers' briefing at Sainsbury's Store Support Centre, London, the day before the shoot. Back row, left to right: Anders Hald, Iain Crockart, James Bell, Slater King, Charlie Fawell, Nick Dawe. Front row, left to right: Nick David, Victoria Nightingale, Justin King, Stuart Franklin, Matt Stuart.

Group performance

Continuing operations	2006	2005
Sales (inc VAT)	£17,317m	£16,364m
Sales (ex VAT)	£16,061m	£15,202m
Underlying operating profit[2]	£342m	£325m
Underlying profit before tax[3]	£267m	£238m
Profit/(loss) before tax	£104m	£(238)m
Profit/(loss) after tax	£58m	£(187)m
Underlying basic earnings per share[4]	10.50p	8.30p
Basic earnings/(losses) per share	3.80p	(17.40p)
Proposed dividend per share[5]	8.00p	7.80p

Market share by region (%)

Total market share 14.7%

Source: TNS



5.7
Scotland
6.6
North East
14.2
Northern Ireland
9.0
Lancashire
8.4
Yorkshire
15.1
East England
11.4
Wales & West
15.5
Midlands
24.7
London
20.1
South
14.8
South West

Colleagues

153,000 colleagues

32%	**68%**	**58%**	**42%**
full time	part time	female	male

Store estate

000 sq ft	+40	25-40	15-25	-15	Total
Convenience	–	–	–	297	297
Supermarkets	166[1]	168	88	33	455
Total stores	166[1]	168	88	330	752

Our businesses

J Sainsbury plc comprises Sainsbury's Supermarkets, convenience stores, an internet-based home delivery shopping service and Sainsbury's Bank. Sainsbury's stands for great products at fair prices. The Group continually improves and develops its product ranges and is committed to giving customers an ever improving shopping experience. It aims to ensure that all colleagues have opportunities to develop their abilities and are well rewarded for their contribution to the business. At the end of the 2005/06 financial year, Sainsbury's employed 153,000 people.

Sainsbury's Supermarkets is Britain's longest standing major food retailing chain. A large Sainsbury's store offers around 30,000 products, 50 per cent of which are Sainsbury's own brand products including fresh produce. In addition to a wide range of quality food and grocery products many stores also offer a range of complementary non-food products and services.

Sainsbury's Bank, owned by J Sainsbury plc and HBOS, aims to make finance easier to understand and manage. It offers excellent value products with extra benefits, delivered in a simple and accessible way. The current product range includes savings and loan products, credit cards and a number of insurance products.

Sainsbury's Online is the Group's internet-based home delivery shopping service which currently operates from 97 stores. In addition to food and grocery products, the service also offers over 250,000 books, CDs, DVDs videos and computer games. Flowers, wine, gifts, kitchen appliances and electricals are also available online.

1 Includes 26 stores over 55,000 sq ft.
2 Underlying operating profit: underlying profit before tax from continuing operations before finance income and finance costs.
3 Underlying profit before tax from continuing operations: profit before tax from continuing operations before any gain or loss on the sale of properties, impairment of goodwill, financing fair value movements and one off items that are material and infrequent in nature. In the current financial year, these one off items were the Business Review costs, IT insourcing costs and debt restructuring costs. In the prior financial year, these one off items were the Business Review and Transformation costs.
4 Underlying basic earnings per share: profit after tax from continuing operations attributable to equity holders before any gain or loss on the sale of properties, impairment of goodwill, financing fair value movements and one off items that are material and infrequent in nature, divided by the weighted average number of ordinary shares in issue during the year, excluding those held by the ESOP Trusts, which are treated as cancelled.
5 Proposed dividend per share: total proposed dividend per share in relation to the financial year.

Chairman's statement
Philip Hampton



This has been a strong year of recovery for Sainsbury's with a continued focus on the implementation of the plans outlined in October 2004. Our performance in the last year has increased confidence in Sainsbury's prospects among customers, colleagues and, I believe, shareholders.

Our underlying profit for the year was £267 million[3]. The Board is recommending a final dividend of 5.85 pence per share, an increase of 3.5 per cent. This will take the full year dividend to 8.00 pence per share, an increase of 2.6 per cent compared to last year, covered 1.3 times by earnings. The Board does not wish to see the dividend eroded in real terms and the increase broadly equals inflation in the year. However, we continue to expect to rebuild dividend cover to at least 1.5 times.

The key to recovery is to increase sales. We are on track to hit our target of £2.5 billion additional sales in our recovery period. As we move forward, we expect to see financial rewards to shareholders arising from improved sales performance and our continued focus on cost reductions.

The Board is determined to work towards a successful financial recovery, while maintaining the ethical approach and commitment to high business standards that are a fundamental part of Sainsbury's heritage. There are arguably few business sectors where customer demands for value and quality have to be so constantly balanced with their concerns for health, the environment and the local community. Pages 24 and 25 detail our approach to this as does Justin King's operating review.

In March 2006 we completed a major refinancing raising £2.07 billion. This provided cost effective long-term finance by recognising the value in our property portfolio. At the same time we retain ownership of these valuable assets. In conjunction with the refinancing we agreed with Sainsbury's pension schemes' trustees that some of the new funds raised would be used to make a one off contribution of £350 million into the pension schemes. Annual contributions by Sainsbury's into the schemes will also be increased by £18 million to £38 million per annum. Our defined benefit schemes remain in place for existing members but to provide a more balanced sharing of risk and cost between members and the Company, changes such as increased contributions and controls on future benefits are being introduced to improve the funding of the schemes and increase security of benefits. Colleague contributions for those in the defined benefit schemes will increase from September 2006 with options to maintain current contribution levels or move to career average or a new scale of retirement benefit.

Last year we introduced a long-term incentive plan specifically to support the recovery plan launched in October 2004. It was a one-time arrangement and no further incentives can be awarded from it.

At our AGM in July we will be proposing a new incentive framework for arrangements to be put in place over the next ten years, starting with the 2006/07 financial year. It will build on last year's plan applying to around 1,000 senior managers in order to retain and motivate key talent beyond the 2008/09 milestone set last year. We will also propose a new deferred bonus plan for top managers where the proposed measure is based on TSR. The plan is closely aligned with UK best practice and offers strong incentives for top performance and no rewards for failure. Details are set out later in this report.

Bridget Macaskill will be stepping down as a Non-Executive Director at our AGM in July and June de Moller retired from the Board in September 2005. I would like to take this opportunity of thanking them for their hard work and commitment over the past few years, especially their help in the introduction of recovery initiatives.

This year we have again strengthened the Board with significant additional knowledge and diversity of experience. In August 2005, Darren Shapland joined the executive team as Chief Financial Officer and John McAdam was appointed Senior Independent Director in September 2005. In May 2006 we welcomed Anna Ford as a Non-Executive Director.

The Competition Commission has announced that it is to conduct an investigation into the UK grocery market. We have established a dedicated team to deal with this to ensure it will not distract us from our continued commitment to serve customers in the best possible way.

The many activities that have taken place this year give encouraging signs that our recovery plan is well on course. Once again there has been great change for colleagues but there is a real sense now around the business that Sainsbury's has renewed vigour and ambition. This view is also being echoed by many stakeholders and I would like to thank them, as I did last year, for their continued support and the part they are playing in our recovery plan.

Philip Hampton Chairman

Chief Executive's operating review

Justin King



We're now serving 16 million customers each week which is 1.5 million more than this time last year. Competition between retailers is intense, so this is a big step in the right direction.

This year we increased sales (inc VAT) by 5.8 per cent to £17,317 million and we increased like-for-like sales by 3.7 per cent, delivering a fifth consecutive quarter of like-for-like sales growth. We also increased our market share. These results are the clearest measure I can think of to show that customers are responding to the changes we're making.

If we exclude revenue from our petrol and banking businesses, we achieved total sales growth of £722 million. This is a solid start towards achieving an extra £2.5 billion in sales - the goal we announced in October 2004 in our Making Sainsbury's Great Again recovery plan.

I wanted to show you some examples of the many things we've done to improve our offer, so I asked ten photographers to go out and look at our business in action on just one day - 19 April 2006. I briefed them to each provide one picture capturing an aspect of Sainsbury's, and to tell us a little about their experience of our business.

The first picture was taken at 2.30am at our Moortown store in Leeds. Like the majority of our supermarkets, this store now has a night shift in operation to replenish shelves ready for the morning. Back in 2004 availability was cited as our number one performance issue, but we've improved significantly. Our night shift colleagues are the unsung heroes of this change. Together with our new store processes, they've helped reduce the gaps on our shelves by 75 per cent, and our availability is now back in line with other supermarkets.

We're now working on the other 25 per cent as we want to improve even further. In March 2006, for example, we completed the roll-out of a new hand-held stock and sales system. This provides up-to-the-minute sales and supply data to colleagues on the shop floor, helping them to monitor and respond to stock levels faster. At the same time we have a more accurate picture of the stock we have versus the stock we need and this has helped reduce our wastage and therefore cost.

We've also made considerable investments in pricing this year, and it is now very competitive across all ranges. Great food at fair prices is a strong tradition at Sainsbury's, and our aim to generate £1.4 billion extra sales from core grocery products is dependent on getting the right balance of price and quality.

Grocery deflation (the percentage reduction in price of products sold) of 1.5 per cent last year was largely the result of the 8,500 price reductions we made, and underlines how competitive we have become on price. We now highlight price reductions under the 'Ways to save' logo, like the one in the picture opposite, which we launched in August 2005. This reinforces our competitiveness by helping customers to identify offers, promotions and 'price-checked' products - those that are the same price or cheaper than competitors.



Thinking on our feet
These handsets give colleagues accurate real-time information about stock and sales wherever they are in the store. The result: faster decision-making, fewer empty shelves, less wastage.


Sainsbury's
Ways to save
1000
since January 2006
Checkout Captain
TU

2.30am Night shift, Moortown store, Leeds

"Everyone here said the same thing - the night shift has made the store much more efficient and customers love it. You just have to look at the shelves, they said: more empty spaces at night, more full shelves in the morning."

Photographer: Matt Stuart

7.20am The bakery, Fosse Park store, Leicester

"It may be early but hundreds of trays of hot bread, buns and doughnuts are whizzing around, all of it baked here in the store. Delicious aromas waft into the aisles, drawing in the customers. And me."

Photographer: Nick David



Passion for food remains at the heart of our brand. We understand that quality food, and fresh and seasonal products, are as important to customers as fair prices. That's why sales of our food products have outpaced the market over the past year.

We would say that, but there's growing recognition for our commitment to quality. At the industry's leading retail Quality Food and Drink Awards last December, 30 Sainsbury's products were short-listed, the most from any retailer. Every nomination in the fresh produce category was a Sainsbury's product. We won nine category awards, and for the third year running were given the overall award for quality.

Our bakery departments demonstrate what our focus on food means in practice. We bake fresh bread throughout the day. In fact, by the time the photograph opposite was taken at 7.20am the bakery team at our Fosse Park store in Leicester had already been in action for over two hours.

We encountered a growing problem this year as we expanded our bakery departments – bakery skills are dying out in the UK. Our response was to launch an apprenticeship scheme for new recruits to develop the required expertise and skills. The scheme is being piloted in ten stores in the North East of England.

We've strengthened our product quality and innovation team considerably this year, and introduced new training and development for store colleagues in subjects such as nutrition. We also run food 'master classes' on everything from Thai cookery to onions and British cheese to chocolate. The classes provide an opportunity for product developers to learn more about individual ingredients so that they can improve the taste and variety of the products we sell.

We're obsessed with ingredients and have developed clear and exacting product standards for all ranges, together with a new tracking system that ensures these are adhered to. At depots we've improved the way we check the quality of products before accepting them into our supply chain, and customers are now giving us their highest rating for healthy, fresh and tasty food since we set out on our recovery programme.

This year we improved or introduced around 3,000 food products, and we re-ranged and simplified every product category to ensure the best choice of products is in place for customers.

'Basics', our fastest growing own-brand range, appeals to everyone and covers many different products. It has generated incremental sales, and research shows that around 50 per cent of customers buy from both 'Basics' and our premium range, 'Taste the Difference'.

New brand standards, such as only using free-range eggs and British-sourced chicken and pork, and the removal of hydrogenated vegetable oils, have been applied to 'Taste the Difference' products this year. Hydrogenated vegetable oils, or more precisely trans fatty acids sometimes contained in them, have been associated with health issues such as heart disease. They will be removed from all Sainsbury's products by January 2007 and we will be the first major supermarket to achieve this.



Salad days
We've started to wash and rinse bagged salads in natural spring water. Customers tell us they prefer their food to be prepared with the minimum of fuss. Using spring water is a simple and natural way to wash the salad, and a first for any supermarket in the UK.

Health and vitality are at the heart of what we offer. In January we updated our 'Be Good to Yourself' range, evolving it from a 'diet' brand to a broader health brand.

The new 'Be Good to Yourself' range provides customers with low fat diet products as well as healthier options, and 'plus' meals with added ingredients such as prebiotics, probiotics and Omega 3. There are around 500 products in the range, of which 100 were new this year. Many of these were the first product of their kind in any UK supermarket.

What we've done with bread shows that you can offer healthy choices without affecting taste. We invested £2 million to produce a bread with higher fibre and 15 per cent less salt. It tasted just the same as our existing best-selling bread, but with healthier ingredients. And we sell it to customers at the same price as before, despite the significant investment we've made. We worry about what goes into our products so our customers don't have to.

In February we introduced our 'Kids' range and became the first retailer to provide Guideline Daily Amounts (GDAs) for children aged five to ten years on packaging. We're now rolling out children's GDAs across other ranges because customers tell us they welcome help in making healthy food choices for their children, and many parents want their children to eat the same meals as them.

This year we re-launched around 300 organic products under the 'Sainsbury's SO organic' brand, which sets very high organic standards. Our larger stores carry our full range of over 700 Sainsbury's and branded organic products and sales are up 20 per cent, with particularly good sales in fresh food areas. In the UK rising demand for organic milk currently outstrips supply, so we are working with farmers to cover the costs involved in conversion, as well as offering 12-month supply contracts once the milk is organic.

Our commitment to sourcing products from the UK whenever we can inspired us to find a local solution to the supply issue, rather than simply import organic milk from abroad. We are the only supermarket that has done this. So in May 2006 we achieved another market first by selling milk from British farms - like Chalder Farm, shown here - that are 'in conversion' to organic standards. We call it 'Farm Promise' and it means we pay a premium to cover all the extra costs involved in conversion.

In February we launched 'Active Kids' for the second consecutive year. This provides schools with activity equipment and experiences in return for vouchers earned in store. Last year the scheme attracted 80 per cent of all UK primary and secondary schools, and we donated equipment worth more than £17 million. On average, each school received around £700 of rewards, a substantial contribution given that the annual primary school budget for such equipment is estimated at around £200.

Over 30,000 schools and nurseries have registered to take part in 'Active Kids' in 2006. Around 95 per cent of our customers are aware of the scheme and believe it is providing a valuable contribution for the local community.



How much is enough?
In February we became the first UK supermarket to include Guideline Daily Amounts (GDAs) for children aged five to ten years on our product packaging. Now parents can judge the content of their children's food, rather than rely on guesswork.

11.40am Converting to organic, Chalder Farm, Chichester

"There's clearly an excellent understanding between Alison, from Sainsbury's, and Chris, the farmer. Both seem interested in the long-term. And the cows seemed pretty interested too."

Photographer: Nick Dawe



12.15pm Active kids, Fleetdown Junior School, Dartford

"A recipe for active kids... take one school, choose from over 30,000. Add £700 worth of activity equipment, mix with 12 excited school children, photograph and enjoy, immediately!"

Photographer: Iain Crockart


Active




FOOD
STANDAR
AGENCY
Sainsbury's

1.55pm Food Standards Agency, London

"What was obvious from the meeting between Erica from Sainsbury's and the FSA was a shared desire to make food labelling as clear and honest for customers as possible. There is something about this photograph that captures the way the two organisations are working together."

Photographer: James Bell

We're leading standards in UK food labelling and have really improved our understanding of what people want and what's important to them. We're listening to customers and responding.

We are the only large-scale supermarket chain that places its priority on food. Our focus on fresh food really sets us apart, as does the way we help customers to understand more about the food they buy and the choices they have. We're proud of the work we do in this area and our customers rate Sainsbury's approach to healthy eating above that of every one of our competitors.

Good, healthy food is part of our DNA at Sainsbury's. We've cared about food quality issues ever since Sainsbury's opened its very first store in 1869, and we've gone further than any other supermarket in communicating with customers about the food they buy and eat.

There is a clear trend of customers wanting more information about what they eat, and we'll continue to innovate and lead in this area.

Here's an example of these commitments in action. In January 2005 we led the industry on nutritional labelling by introducing a multiple traffic light system called the 'Wheel of Health'. This was developed following extensive consumer research, together with input from the Food Standards Agency (FSA). It was reviewed after six months and received a huge vote of approval from customers, who found it easy to understand and helpful when deciding which products to buy. The traffic light colours of green, amber and red were universally understood. The 'Wheel of Health' is now on over 1,300 of our products and we continue to add more.

Research conducted in April 2006 found that around 80 per cent of customers have noticed the labelling and believe it influences what they buy. Products with greens and ambers on the 'Wheel of Health' are generally showing positive sales trends in comparison to similar products with ambers and reds.

We are convinced that colour coding the salt, fat, saturated fats, total sugars and calories in a serving of each product in grams goes much further in helping customers than simply moving GDA information from the back of packaging to the front. Taking the bold step of putting 'red' on a product shows you care more about your customers than short-term sales. Our approach was endorsed by the FSA when it announced its recommendations for nutritional labelling in March 2006. We continue to share our research and findings with the FSA.

We are also receiving external recognition for our commitments to the wellbeing of colleagues. In March Sainsbury's was voted London's Healthiest Large Employer as part of the BBC's Big Challenge Healthworks initiative, a nationwide search to find the healthiest employers across the UK. We were commended for the health initiatives we run for colleagues throughout the UK.



One croissant provides...
cal 188
fat 10.8g
sat fat 5.8g
salt 0.5g
total sugars 2.4g

On your marks, get set...
Providing a very clear colour code for the salt, fat, saturated fats, total sugars and calories in a product is much more helpful than bringing information already on the back to the front of the pack. Using green, amber and red is a bold and open way to help customers make the right choice for themselves. It shows we care more about our customers than sales of an individual product.


PANAVISION



3.52pm Trying something new, Brighton Beach, Sussex

"Someone shouts 'Action!' and suddenly the entire beach area comes alive. It's a great British scene – the pier, the people, and Jamie Oliver being passionate about spinach in an ice cream van as he encourages people to try something new."

Photographer: Stuart Franklin



Our new branding, 'Try Something New Today', is much more than a slogan. The spirit and success of the campaign has inspired our entire business, and customers love it too.

The idea for 'Try Something New Today' came about because we wanted to encourage people to visit their local store to experience the improvements we had made. The insight behind the campaign was that although an average supermarket stocks around 30,000 products, customers tend to purchase from around the same 150 products each week and often don't notice what's going on around them in the store.

We tested this idea by reworking research originally carried out by Harvard University. We dressed someone in a gorilla suit and sent them into store. We then asked customers if they had noticed anything unusual while doing their shopping. The vast majority had not and the concept of 'sleep-shopping' was born.

So 'Try Something New Today' aims to inspire customers to think beyond their normal range of products. The campaign provides simple ways to make small but significant changes to the food we buy and eat. The campaign has been incredibly well received by colleagues and customers.

Our advertising, featuring Jamie Oliver, has publicised the campaign to an even wider audience, and sales of whole nutmeg increased from 1,400 jars to 6,000 a week after Jamie used it as seasoning for pasta.

Colleagues now get to try products and recipes so they can experience them first hand and recommend ideas to customers. More than seven million customers are collecting our 'tip cards', and we've given out more than 100 million cards so far.

Clearly, the relationship between colleagues and customers can make an enormous difference and we take it very seriously. Every store colleague received new customer service training last autumn.

My Board colleagues and I also piloted a two-day training course focused on embedding new ways to lead our business, and helped to then deliver that training to 1,000 of our managers from stores and central teams. They, in turn, are delivering that training to a further 9,000 managers.

We try to be innovative with training and development, and our Scan School is an example of that. The school is actually two specially fitted double-decker buses that visit our stores to train our training colleagues.

Colleagues have to go no further than the store car park to receive the training. The buses have travelled around the country so that 90,000 colleagues at around 500 stores can give customers a faster and friendlier checkout service.

We track how engaged with our goal and values colleagues are, and marked improvements have been achieved since September 2005. I'm delighted that 117,000 colleagues will receive a share of a £52 million bonus pot – a just reward for the huge effort they have made this year.



Fresh Ideas
We've applied the thinking behind 'Try Something New Today' to the way we work. For example, we now have an 'email free day' in our Store Support Centre, to encourage colleagues to get up from their desks and communicate in person.



4.47pm Scan bus colleague training, Coldhams Lane, Cambridge

"Colleagues from the store were inside the bus, busily learning the best ways to work with the store technology. What a great idea to take the school to the students, rather than the other way round. Simple, but clever."

Photographer: Anders Hald

5.14pm Every customer counts, Castle Lane West, Dorset

"Sainsbury's has a lot more customers now than a year ago and two things really stood out. Every time I asked someone if I could photograph them they were excited to take part. And everyone at Sainsbury's talks about customers, not consumers. I think both things say a lot."

Photographer: Victoria Nightingale



Research shows a marked improvement in customer satisfaction. This is the result of the many changes we are making every day.

In addition to our core offer we've also been working on non-food ranges which currently account for around ten per cent of our total sales. We concentrate on things customers now want to find in a supermarket like greetings cards, DVDs and clothes and accessories.

Our target is to generate £700 million of additional sales from non-food products. The focus this year was to make the space already dedicated to these products work harder and we tested new products, fixtures and layouts in 20 stores.

The results were pleasing and we're now introducing more space for non-food products as stores are extended and reformatted, and we estimate that around 50 stores will be altered in this way over the next 12 months.

'TU', our own label clothing range has been incredibly successful this year, with sales up by more than 40 per cent. As part of our refurbishment and extension programme we plan to introduce 'TU' into around 40 more stores in 2006 and extend the current 'TU' offer in around 60 stores.

We have also added 41 pharmacies during the year taking the total number in our stores to 169. In total we grew sales of non-food items by eight per cent which was ahead of the market.

Our Bank is an important part of our customer offer but it had a difficult year, making an underlying operating loss of £10 million due to additional charges for bad debt. The debt relates largely to loans made two and three years ago when the Bank was taking on lots of new customers seeking loans. Sainsbury's Bank has been particularly affected because the type of products in its offer were those most likely to be affected as the consumer credit environment worsened this year. The position is now stabilising and we have put processes in place to tighten our credit policy and associated risk controls.

On a more positive note, customer numbers are growing and accounts were up eight per cent to 2.5 million and we continue to grow the part of the business for which we receive commission.

Tim Pile stepped down as Chief Executive of the Bank in March 2006 and we appointed Rob Walker as our new Chief Executive in May 2006. We believe that the supermarket banking model is robust and the move to more commission-based products is appropriate for long-term growth and profitability.

Together with our partner, HBOS, we're committed to the Bank and on working together to return it to profitability. Our target is for the Bank to breakeven in the 2006/07 financial year and return to profitability in 2007/08.



In fashion
Our 'TU' range of adult and children's clothing and accessories is now available in 202 stores. It's very popular with customers and sales are up over 40 per cent this year

Working with local communities is key to our search for new stores. It's not just what we sell but how and where we sell it that's important. We want to ensure our stores complement the local environment.

The store environment affects everything from the customer's experience to the efficiency with which we can manage stock, so upgrading stores is an expensive but critical activity. In October we earmarked 131 stores for investment and by the end of March 2006 we had refurbished 37 of these. Ten stores were extended and 14 new stores were opened, including nine Safeway stores purchased from Morrisons. By the end of 2005 we had 455 supermarkets in our portfolio.

We were able to refurbish and re-open the new Safeway stores in time for Christmas trading. In the 14 stores we acquired from Morrisons earlier in 2005 sales are up, on average, by around 20 per cent, which demonstrates the appeal of Sainsbury's when we introduce our brand to new locations.

We're now pursuing new sites for supermarkets under the leadership of Peter Baguley who joined in August 2005 as Property Director. Early indications from councils and developers are encouraging. We believe our commitments to food, quality and the wider community are helping to set us apart from other large retailers when seeking and developing sites. In Maidenhead, pictured opposite, we are building a new 55,000 sq ft store as part of the overall regeneration of the town centre.

We now have 297 convenience stores, trading under the brands Sainsbury's Local, Sainsbury's @ Bells and Sainsbury's @ Jacksons. Last year we opened 20 stores, refurbished 34 Sainsbury's Locals and 60 'Sainsbury's @' stores.

We achieved another good year in our convenience stores and expect this part of our business to generate £400 million of the £2.5 billion of additional sales set out in our recovery plan.

Refurbished and converted stores are generating substantial sales increases, and we're improving our existing stores and integrating acquisitions as quickly and effectively as we can. Customers particularly value our fresh food offer and sales of these products following store conversions have increased by around 100 per cent.

Customers are also more satisfied with our online home delivery service, where our investment in enhancements has improved sales by more than 25 per cent. We put expansion plans on hold while we fixed the basics of the operation, and we re-launched the website in September 2005. The service, now fully integrated with our stores, has much better product availability.

We carried out little marketing activity for the online service this year, yet managed to attract many new customers. We think this demonstrates the power of word of mouth, with customers responding to our improved service by recommending us to friends. At the start of 2006 we added new post codes to our delivery areas and we plan to extend the service to a further 200,000 households this year.



Our focus on food sets us apart
We believe our commitments to food, quality and the wider community help to set us apart from other large retailers when seeking and developing sites.

6.10pm Maidenhead town centre regeneration

"The thing is, you can't hide a development. It's right bang in the middle of the community and everyone knows what's being built. People here seemed pleased it was going to be a Sainsbury's."

Photographer: Charlie Fawell



We've made big changes in the supply chain, reorganising processes to ensure we get the right products to the right stores at the right time.

Ultimately, our recovery is dependent on how we perform here in the engine room of the business. What goes on inside somewhere like our Hams Hall depot makes an enormous difference to our customers' experience, and so to the Sainsbury's brand and ultimately to our financial performance. I hope the photograph here gets across a flavour of the energy and momentum behind the scenes at Sainsbury's.

Getting the supply chain right has required decisive action. We transferred our operation at Charlton to a third party operator, closed our depots at Northfleet and Rotherham and reorganised our Basingstoke and St Albans depots into multi-purpose facilities, providing chilled, ambient and fresh products to stores. We have used our Buntingford facility to provide additional capacity at Christmas for the past two years, but will now keep it open to help us keep pace with sales growth. We worked successfully to win support for our actions from colleagues and unions.

Our Waltham Point and Hams Hall depots are now processing an average of two million cases a week, significantly up on 2004/05.

The many changes we've made have saved the business substantial amounts of money. We identified £400 million of cost reductions in October 2004 and delivered more than £110 million this year, primarily in the areas of stock loss and central costs. We expect to deliver a further £175 million savings in the current year bringing the cumulative total to £285 million and stretching our original target to £440 million.

In January 2006 Roger Burnley joined us as Supply Chain Director and Lawrence Christensen moved into a part-time consulting role. Roger will now concentrate on consolidating the numerous changes already made. Replenishment orders are being delivered faster and in a store-friendly way, with products already sorted according to the aisles in which they are found in store, and we're working with suppliers to help us improve availability even further and reduce costs.

We completed the insourcing of IT systems and the transfer of 470 colleagues, all assets and third party contracts back into Sainsbury's in April, just six months after announcing our decision to terminate our contract with Accenture. We expect to recoup the costs involved in ending this outsourcing agreement within the next two years.

It's appropriate we finish this review by showing our supply chain as this is where the Sainsbury's day really starts and ends. At 10.37pm we're working on tomorrow's deliveries – and the day after that – to replenish our stores for another very busy 24 hours within Sainsbury's.

We've made hundreds of small changes as I mentioned at the beginning, here in the supply chain and throughout the entire business, and we're beginning to see the effect of these changes.

Our recovery is on track, but we're not complacent. We know we have to keep improving things for customers, increasing sales and reducing costs as we continue to work on Making Sainsbury's Great Again.



Justin King Chief Executive



Delivering a profit
At the start of 2006 new post codes were added to the area served by our online home delivery operation as more and more people recommend the service to family and friends.

9.47pm Hams Hall depot, near Birmingham

"What I'll never forget is the size of the place. It's an amazing operation. I'd never thought about the scale of a supermarket distribution system before. Extraordinary."

Photographer: Slater King



Our commitment to the communities in which we operate

Corporate responsibility isn't new for us. When we opened our first store in 1869 the guiding principle was to offer good quality products to everyone, including those who had never had access to healthy and safe food before. Today, our commitment to the communities in which we operate is still every bit as important and the five principles below underpin our activities. Customers trust us to take care of their concerns, and that sets us apart from competitors as you will have seen in this Review.

In many areas we already lead our industry, but we're committed to innovating and setting even higher standards. We've provided some examples of our activities but our full corporate responsibility report can be found at **www.j-sainsbury.co.uk/cr**

The Best for Food and Health

Our goal is to provide customers with healthy, safe, fresh and tasty products. We want to make healthy eating easier, enjoyable and more affordable for everyone.

The quality of the information we provide is an important part of this commitment. We work closely with organisations such as the Food Standards Agency to develop clear and honest labelling. We also help customers balance their diet by providing a wide range of food choices and help people learn more about ingredients, cooking and nutrition.

Sourcing with Integrity

We've a long tradition of working with suppliers to source, produce and provide excellent food for customers. Our suppliers are partners – we rely on them and respect their expertise.

We've been working with some of our suppliers for decades. Successful relationships are based on open dialogue and a shared understanding of customers' concerns and changing tastes and needs. We also demand high ethical standards.

Respect for our environment

Ten years ago we were the first major British food retailer to publish a comprehensive report on our environmental performance. We've built on that commitment, reporting regularly on what we do.

The environment is integrated into our commercial decision-making and we always work to minimise any potentially adverse effects of our operations. We're as committed to investing in improving impacts such as emissions and energy use, as we are about more tangible things like carrier bags and packaging.

Making a Positive Difference to your Community

We believe we're part of your community, not apart from it. That belief goes back almost 140 years when we had just one shop located right in the heart of the local area.

We've been involved in all sorts of community initiatives, from encouraging customers to 'Grin and share it!' during wartime rationing to today's 'Active Kids' scheme and our investment in charitable activities. Our policy is to consult the local community when we open a store, and to keep talking to local people once it's built.

A Great Place to Work

Sainsbury's isn't just a collection of stores, it's a group of committed, hard-working people – the colleagues who provide the products, services, advice and help customers need.

Colleagues are more than employees; they're members of the wider community, they are customers, and nine out of ten live within a mile of their store. Many are also shareholders. We're committed to providing a safe, healthy and productive working environment. We want colleagues to benefit from their time at work and provide a range of training and development opportunities.

This year, donations to charitable organisations and other community projects totalled £5.6 million. In addition, we made significant contributions to other community-related initiatives and our 'Active Kids' scheme donated £12.5 million (at cost) to schools. Sainsbury's colleagues, customers and suppliers raised £3.25 million for charities such as Home-Start and the Children's Society, through events supported by Sainsbury's.

'Taste of Success', supported by the Department for Education & Skills, teaches children about food and nutrition. It includes awards, teacher training sessions and an interactive website. We provided more than £100,000 in funding in 2005/06. We're re-branding the scheme 'Active Kids, Get Cooking' to combine healthy eating with the healthy lifestyle concept of 'Active Kids'.

We've donated food since 1998 to charities such as the Salvation Army, FareShare and Food For All. The food is safe, edible and nutritious, beyond its display-by date but within its use-by date. By March 2006, 270 stores were donating surplus food. This year we aim to link all supermarkets with a charity.

We led the industry in January 2005 with our 'Wheel of Health' - a multiple traffic light nutritional labelling system. Developed after extensive research and following input from the Foods Standards Agency, around 80 per cent of customers have noticed the labelling and believe it influences what they buy.

We're a long-standing supporter of the Fairtrade mark and the UK's leading Fairtrade supermarket. We've introduced many new products such as the UK's first Fairtrade baby food. In February we placed the UK's single largest Fairtrade cotton order for 200,000 T-shirts to support Sport Relief.

Our new healthy 'apple' stamp is the symbol of health at Sainsbury's. A sales increase of almost 15 per cent for products carrying the 'apple' stamp indicates the underlying concept of encouraging healthier choices has worked in 2005/06.

'Active Kids' provides schools with activity equipment in return for vouchers earned in store. In 2005 we attracted 80 per cent of all UK primary and secondary schools, and donated activity equipment worth over £17 million. The 2006 scheme has over 30,000 schools and nurseries now registered.

We've supported Comic Relief's Red Nose Day since 1999 and now also support Sport Relief as part of a six-year deal which runs until 2011. Money raised helps poor and disadvantaged people in the UK and some of the poorest countries in the world to help make long-term changes to their lives.

Last year, customers recycled around 100 million plastic bags through our recycling collection points. They also buy 120,000 of our 'Bag for Life' each week, saving an estimated 50 million standard bags a year. In 140 stores we're trialling fully compostable GM-free wrap on organic apples and potatoes, the first of its kind in the UK.

In a market first, we started selling milk from British farms converting to organic standards in May 2006. Demand for organic milk outstrips UK supply so we're working with farmers to cover additional associated costs during conversion and offering 12-month supply contracts once the milk is organic.





We've invested extensively in energy efficiency projects for many years and have trialled state of the art recycling banks in six London sites which recycle products such as CDs and clothes as well as plastic and glass. We're now rolling them out to around 50 stores this year.

We have industry-leading fish sustainability plans, supported by the Marine Conservation Society (MCS), which included the removal of skate and huss in February 2006. We were also first to sell Marine Stewardship Council (MSC) approved cod, one of the most endangered fish species.

We sold over £6 billion of British products in our stores last year and encouraging local producers is a key part of our sourcing strategy. Buying from smaller suppliers can stimulate local economies and we currently stock 3,500 locally produced products.

Our 'Local Heroes' awards recognise colleagues who donate time and effort to good causes outside work and donated £250,000 in 2005/06. We match funds raised with between £200 and £500. Colleagues who volunteer in their own time receive £200 for their charity or community group.

Talkback is our internal colleague feedback survey which now operates on a rolling basis. It provides us with a monthly snapshot of colleague engagement across all areas of our business. We have seen marked improvements in the scores we have achieved during the past 12 months.

J Sainsbury plc: Board of Directors

Philip Hampton ✪
Chairman



Appointed 19 July 2004. Philip Hampton was Group Finance Director of Lloyds TSB Group plc (2002-2004), Group Finance Director of BT Group plc (2000-2002), Group Finance Director of the BG Group plc (formerly British Gas plc) (1995-2000), Group Finance Director of British Steel plc (1990-1995), Executive director of Lazards (1981-1990), Non-Executive Director of RMC Group plc (2002-2005). He led 'the Hampton Review' for HM Treasury. Currently a Non-Executive Director of Belgacom (the Belgian telecom group) since 2004. Age 52

Justin King
Chief Executive



Appointed 29 March 2004. Chairman of the Operating Board and Director of Sainsbury's Bank plc. Formerly Director of Food, Marks & Spencer. From 1994-2001 held senior positions at ASDA/Wal-Mart in Trading, HR and Retail. Previously Managing Director of Haagen Dazs UK. Early career with Mars Confectionery and Pepsi International. Age 44

Darren Shapland
Chief Financial Officer



Appointed 1 August 2005. Formerly Group Finance Director of Carpetright plc (2002-2005), and Finance Director of Superdrug Stores plc (2000-2002). Between 1988-2000 carried out a number of positions at Arcadia plc (formerly Burton Group) including Joint Managing Director, Arcadia Home Shopping; Finance Director of Arcadia brands: Finance Director, Top Shop/Top Man (Burton Group) and Director of Supply Chain Programme, (Burton Group). Age 39

Jamie Dundas ✪✱❖
Non-Executive Director



Appointed 1 September 2000. Formerly Chief Executive of MEPC plc which he joined as Finance Director in 1997, and prior to that Finance Director of the Hong Kong Airport Authority (1992-1996). Non-Executive Director of Standard Chartered PLC and Drax Group plc. Chairman of Macmillan Cancer Relief. Age 55

Gary Hughes ✪✱
Non-Executive Director



Appointed 1 January 2005. Chief Executive of CMP Information - a division of United Business Media plc. Formerly Group Finance Director of Emap plc, Group Finance Director of SMG plc, Deputy Finance Director of Forte plc, and prior to this held a number of senior management positions with Guinness plc in the UK and in North America. Age 44

Bridget Macaskill ✪❖
Non-Executive Director



Appointed 1 February 2002. Currently a Director of the Federal National Mortgage Association and a Non-Executive Director of Prudential plc since 2003. Formerly Chairman and Chief Executive Officer of OppenheimerFunds and Non-Executive Director of Prudential plc (1999-2001) and Hillsdown Holdings plc (1989-1991). Age 57

Bob Stack ❖✪
Non-Executive Director



Appointed 1 January 2005. Joined Cadbury Beverages in the US in 1990 and joined the Cadbury Schweppes plc Board in May 1996 as Group Human Resources Director. In March 2000 he was appointed Chief Human Resources Officer and took on responsibility for communication and external affairs in addition to HR. Age 55

Dr John McAdam ✱✪
Senior Independent Director



Appointed 1 September 2005. Currently Chief Executive of ICI plc, having joined Unilever as a management trainee in 1974 where he held a number of senior positions in Birds Eye Walls, Quest, and Unichema, before the sale of the Specialty Chemical Businesses to ICI in 1997. He is also a member of the University of Surrey Business Advisory Board and the University of Cambridge Chemistry Advisory Board. Formerly Non-Executive Director of Severn Trent plc (2000-2005). Age 58

Anna Ford ❖✪
Non-Executive Director



Appointed 2 May 2006. Retired from the BBC in April 2006 after 30 years of service. She has been a trustee of the Royal Botanical Gardens in Kew, London; is Chancellor of Manchester University; a Fellow of the Royal Geographical Society and an Honorary Bencher of Middle Temple. Age 62

Key to Committee Members
✪ Nomination Committee
✱ Audit Committee
❖ Remuneration Committee
✪ ✱ ❖ Denotes Chairman of Committee

Note: Gary Hughes became Chairman of the Audit Committee on 10 May 2006 taking over from Jamie Dundas.

Life President
Lord Sainsbury of Preston Candover KG



The Operating Board is responsible for the day-to-day running of the business. The Chief Executive and Chief Financial Officer are also part of this team.

Mike Coupe
Trading Director appointed to the Operating Board in October 2004. Joined Sainsbury's from Big Food Group where he was a Board Director of Big Food Group plc and Managing Director of Iceland Food Stores. Previously worked for both Asda and Tesco plc.

Gwyn Burr
Customer Services Director. Joined the Operating Board in 2004. Gwyn has over 20 years' business experience, including five with Nestle Rowntree and over 13 with ASDA/Wal-Mart. At Asda, she held various Board level positions across Own Brand, Marketing, Customer Service and Retail.

Darren Shapland See page 26.

Justin King See page 26.

Tim Fallowfield
Company Secretary since 2001. Tim joined from Exel plc, (formerly NFC plc), the global logistics company where he was Company Secretary and Head of Legal Services (1994 - 2001). Prior to this worked at Clifford Chance and is a qualified solicitor.

Imelda Walsh
HR Director since October 2001 and appointed to the Operating Board when it was formed in May 2004. Before this was a member of the Board of Sainsbury's Supermarkets Ltd from March 2003. Prior to joining Sainsbury's, worked as the HR Director for Barclays Retail Financial Services. Previous roles within the Barclays Group included Group Employee Policy and Planning Director, HR Director, Corporate Banking and Group HR Development Director. Previously worked for Coca-Cola and Schweppes Beverages.

Ken McMeikan
Retail Director appointed to the Operating Board in February 2005. Ken joined Sainsbury's from Tesco plc where he worked for 14 years. He was appointed Chief Executive for Tesco Japan having previously been appointed Chief Executive of Admin Stores following its acquisition by Tesco. Before joining Tesco he worked for Sears plc for four years.

Roger Burnley
Supply Chain Director appointed to the Operating Board in March 2006. Roger was previously Supply Chain Director at Matalan. He spent his early career in retail management and buying at B&Q before joining ASDA/Wal-Mart, where he held a number of positions before becoming Supply Chain Director in 2001.

Photo taken at the Food Centre at Sainsbury's Store Support Centre, London, where the Operating Board carries out regular sampling of products.
From left to right: Mike Coupe, Gwyn Burr, Darren Shapland, Justin King, Tim Fallowfield, Imelda Walsh, Ken McMeikan and Roger Burnley.

Contents

Summary

The financial results for the 52 weeks to 25 March 2006 reflect the first full year of solid progress on the Making Sainsbury's Great Again plan.

- Sales (inc VAT) from continuing operations up 5.8 per cent to £17,317 million (2004/05: £16,364 million) and up £722 million before petrol and Sainsbury's Bank, a significant step towards the commitment to grow sales by £2.5 billion announced in the Making Sainsbury's Great Again plan
- Sales (ex VAT) from continuing operations up 5.7 per cent to £16,061 million (2004/05: £15,202 million)
- Full year Easter adjusted like-for-like sales growth excluding petrol up 3.7 per cent and 4.1 per cent including petrol
- Retail underlying operating profit up to £352 million (2004/05: £308 million); the benefits of operational gearing have started to come through, with the improvement in retail underlying operating profit margins reflected in the 14.3 per cent underlying operating profit growth in 2005/06
- Sainsbury's Bank underlying operating loss of £10 million (2004/05: profit of £17 million) due to increased provisioning for bad and doubtful debts
- Underlying profit before tax from continuing operations up 12.2 per cent at £267 million (2004/05: £238 million)
- One off operating costs of £152 million (2004/05: £497 million) were incurred during the year, relating to the Business Review, IT insourcing and debt restructuring
- Profit before tax from continuing operations was £104 million (2004/05: £238 million loss)
- Underlying basic earnings per share from continuing operations increased by 26.5 per cent to 10.5 pence (2004/05: 8.3 pence) and basic earnings per share from continuing operations increased to 3.8 pence (2004/05: 17.4 pence loss)
- Underlying net debt[1] improved year on year by £77 million despite the additional one off pension contribution made during the year of £110 million and the unwinding of the Easter benefit within 2004/05
- A final dividend of 5.85 pence per share is proposed; up 3.5 per cent (2004/05: 5.65 pence)

Summary income statement

Continuing operations	52 weeks to 25 March 2006 £m	52 weeks to 26 March 2005 £m	% change
Sales (inc VAT)			
Retailing - Supermarkets and Convenience	16,987	16,076	5.7
Financial services - Sainsbury's Bank	330	288	14.6
Total sales (inc VAT)	17,317	16,364	5.8
Sales (ex VAT)			
Retailing - Supermarkets and Convenience	15,731	14,914	5.5
Financial services - Sainsbury's Bank	330	288	14.6
Total sales (ex VAT)	16,061	15,202	5.7
Underlying operating profit			
Retailing - Supermarkets and Convenience	352	308	14.3
Financial services - Sainsbury's Bank	(10)	17	(158.8)
Total underlying operating profit	342	325	5.2
Underlying net finance costs[2]	(75)	(88)	14.8
Share of post-tax profit joint ventures	–	1	(100.0)
Underlying profit before tax	267	238	12.2
Business Review and Transformation operating costs	(51)	(497)	89.7
IT insourcing costs	(63)	–	n/a
Profit on sale of properties	1	21	(95.2)
Financing fair value movements	(12)	–	n/a
Debt restructuring costs	(38)	–	n/a
Profit/(loss) before tax	104	(238)	(143.7)
Income tax (expense)/credit	(46)	51	(190.2)
Profit/(loss) from continuing operations	58	(187)	(131.0)
Profit attributable to discontinued operations	–	375	(100.0)
Profit for the financial year	58	188	(69.1)
Underlying basic earnings per share	10.5p	8.3p	
Basic earnings/(losses) per share from continuing operations	3.8p	(17.4)p	
Basic earnings per share	3.8p	4.1p	
Proposed dividend per share[3]	8.0p	7.8p	

1 Underlying net debt: Net debt before IAS 32 and IAS 39 adjustments.

2 Underlying net finance costs: Net finance costs pre financing fair value movements and debt restructuring costs.

3 Proposed dividend per share: Total proposed dividend per share in relation to the financial year.

The following key events had a significant impact on the business during the year:

The Group's debt restructuring

On 24 March 2006 the Group repurchased all its outstanding unsecured bonds totalling £1.7 billion with the proceeds from an issue of £2.1 billion of secured debt (the 'debt restructuring'). The long-term financing arrangement has been secured over 127 freehold and leasehold supermarkets and is repayable over 12 and 25 year terms. This transaction has enabled the Group to borrow at lower interest rates and provides a flexible financing platform for the future. Interest savings of £12 million are expected in 2006/07, although no benefit has been realised within 2005/06. The one off charge associated with the debt restructuring was £38 million.

Defined benefit pension changes

At the same time as the debt restructuring the Group committed to make an additional contribution of £350 million into the Group's defined benefit pension schemes. £110 million was paid during the year with the remaining £240 million to be paid in May 2006. This one off contribution, together with increasing the annual contributions by £18 million to £38 million per annum over the next eight years, is designed to fund the reported deficit calculated under IAS 19 as at 8 October 2005.

IT insourcing

On 28 April 2006 the Group successfully completed the migration of IT services previously provided by Accenture, as announced on 27 October 2005. This involved the transfer of all assets, third party contracts and approximately 470 colleagues back into the Group, resulting in a one off charge during the year of £63 million, which future cost savings are expected to pay back in less than two years.

Business Review and Transformation costs

The final costs associated with the Business Review announced on 19 October 2004 were £51 million, in line with guidance provided at the last year end. These were primarily employee and pension related costs following further rationalisation of the supply chain. The Business Review is now complete and no further costs will be incurred in relation to this one off activity.

Retailing

Sales (inc VAT) increased by 5.7 per cent to £16,987 million (2004/05: £16,076 million) and 6.1 per cent on an Easter adjusted basis, with significant contributions from like-for-like growth, new space and petrol. Easter adjusted like-for-like sales excluding petrol were up 3.7 per cent, with strong performances delivered within food, non-food and Convenience. The positive sales growth was achieved with increased volumes, being offset by grocery price deflation of 1.5 per cent, as a result of continued investment in the customer offer.

KPIs

	28 weeks to 8 October 2005	24 weeks to 25 March 2006	52 weeks to 25 March 2006	52 weeks to 26 March 2005
Like-for-like sales ex petrol (Easter adjusted) - %	2.1	5.3	3.7	(0.4)
Grocery price deflation[1] - %	(1.4)	(1.6)	(1.5)	(1.0)
Retail operating margin (retail underlying operating profit divided by retail sales ex VAT) - %	2.06	2.43	2.24	2.07

1 Deflation noted for 52 weeks to 26 March 2005 relates to total retail deflation excluding petrol.

The impact of petrol on like-for-like growth remained positive with Easter adjusted like-for-like sales including petrol up 4.1 per cent.

Sales (inc VAT) before petrol and Sainsbury's Bank increased by £722 million. This is a key indicator of underlying supermarket performance and the sales measure used within the J Sainsbury plc Share Plan 2005. This performance is an important first step towards the commitment to grow these sales by £2.5 billion as part of the Making Sainsbury's Great Again plan.

New space provided a significant contribution to sales growth during the year, with 367,000 square feet of floor space added, an increase of 2.2 per cent, of which 0.6 per cent was from extensions. During the year 14 new supermarkets, including a further nine Safeway branded stores purchased from Morrisons, and 20 new convenience stores were opened, five of which related to the acquisition of SL Shaw Ltd. The Group made further investment through the completion of nine extensions, 28 refurbishments and one downsize in the supermarket estate and 94 refurbishments and conversions of convenience stores.

	Supermarkets		Convenience		Total	
	Number	Area 000 sq ft	Number	Area 000 sq ft	Number	Area 000 sq ft
As at 26 March 2005[2]	446	15,592	281	778	727	16,370
New stores	14	295	20	60	34	355
Closures	(5)	(112)	(4)	(17)	(9)	(129)
Extensions[3]	–	141	–	–	–	141
As at 25 March 2006	455	15,916	297	821	752	16,737

2 Restated for the transfer of Centrals into the convenience division.
3 Includes the impact of downsizes and other size adjustments.

Retail underlying operating profit increased to £352 million (2004/05: £308 million). Higher sales volumes and cost efficiencies helped mitigate the impact of investment in price and increased store labour costs, as improved pricing and service remain core to maintaining focus on what is right for the customer.

Gross margin during the year continued to reflect the commitment to invest £400 million in the customer offer (in both price and quality), outlined in the Making Sainsbury's Great Again plan. This helped drive the sales led recovery by ensuring that Sainsbury's continues to offer great food at fair prices.

In 2005/06 the operating efficiencies which underpin the Making Sainsbury's Great Again plan began to emerge. Significant improvements were noted in the overall level of stock loss, which given that it coincided with improved availability within stores was even more significant. Following the completion of the Store Support Centre reorganisation, savings were also realised within the Group's central costs.

In the second half of the year the Group started to see the early benefits of process efficiency in store and supply chain coming through in lower costs. The Group is on track to deliver the target cost savings identified as part of the recovery plan and plans are in place to deliver the expected level of savings in 2006/07. However, the Group remains sensitive to increasing external cost pressures on the retail industry, principally relating to increases in rent, rates and general wage pressures. Additionally, the Group's fixed energy contract is due to expire in October 2006. This will add an estimated £55 million to energy costs in the second half of 2006/07 and an additional £20 million in the first half of 2007/08.

Improved levels of availability and service in stores were also reflected in the online home delivery operation, Sainsbury's Online. Online sales were up over 25 per cent during the year, with customer orders up over 20 per cent. The service is now being further extended.

Financial services - Sainsbury's Bank

Sainsbury's Bank increased total income by 14.6 per cent to £330 million (2004/05: £288 million), continuing to expand its customer base through the sale of its core products: personal loans, savings accounts, credit cards, and general and life insurance. Customer accounts grew by 8.3 per cent during the year and net operating income was up by 14.3 per cent to £215 million, primarily driven by an increase in fee and commission income as the Group looks to expand and increase revenue streams.

During a more challenging year for the financial services industry, Sainsbury's Bank delivered an underlying operating loss of £10 million (2004/05: £17 million profit). This was driven by provisions for bad and doubtful debts, which increased in the year to £106 million (2004/05: £64 million). The increase reflects the high volume of business written in 2003 and 2004 which, linked to a more indebted economic environment and with weaker levels of consumer confidence, has required additional provisions to be made. Steps have been taken during the year to tighten credit policy on unsecured lending and significant progress has been made in credit management of Sainsbury's Bank's lending portfolio.

Sainsbury's Bank will continue to grow customer numbers with further investment in insurance, savings and commission based products, and with increased control over historic bad and doubtful debts the Bank is targeting break even in 2006/07.

The prior year comparative has been restated to reflect a reclassification of interest expense from operating profit into interest payable to ensure it is consistent with the treatment for the year ending 25 March 2006. The impact of this reclassification is to increase Sainsbury's Bank's 2004/05 underlying operating profit and the Group's finance costs by £4 million.

Underlying net finance costs

Underlying net finance costs decreased by £13 million to £75 million (2004/05: £88 million), with a £27 million reduction in underlying finance costs being offset by lower finance income of £14 million.

	52 weeks to 25 March 2006 £m	52 weeks to 26 March 2005 £m
Interest receivable	7	33
Net return on pension scheme assets/liabilities	23	11
Finance income	30	44
Interest payable	(115)	(137)
Capitalised interest	10	5
Underlying finance costs[1]	(105)	(132)
Underlying net finance costs	(75)	(88)

1 Finance costs pre financing fair value movements and debt restructuring costs.

Finance income fell due to a reduction in interest receivable in the year as in the prior year interest was earned from the cash proceeds realised from the disposal of Shaw's Supermarkets in the first half. This was partially offset by an increase in the net return on pension scheme assets recognised in the year. Underlying finance costs were down as a result of lower average net debt during the second half of the year, improved working capital management and higher capitalised interest, reflecting an increase in expenditure on long-term new developments.

The Group's cost of finance is estimated to reduce during 2006/07 as a result of the debt restructuring, although no benefit has been realised within 2005/06 as the refinancing was completed on 24 March 2006.

Debt restructuring costs

£38 million of costs resulted from the changes made to the Group's debt structure and have been treated as one off costs. The cash impact during the year was £22 million with a further £2 million to be paid in 2006/07. The transaction costs relating to the issue of new secured debt incurred as part of the refinancing are to be amortised over the life of the loans.

	2006 £m
Bond buy back costs	24
Non-cash swap close out costs	14
Total debt restructuring costs	38

IT insourcing costs

£63 million of costs were charged as a result of the migration of IT services previously provided by Accenture back to Sainsbury's, with all termination and transition costs being treated as one off. The 2005/06 cash impact of IT migration was £3 million, with £41 million to be paid in 2006/07. The cost savings arising from insourcing should ensure that pay back of the termination costs will be within two years.

Business Review and Transformation operating costs

Business Review costs of £51 million were incurred during the year, in line with guidance at the last year end. This represents the final tranche of costs bringing the total operating charges associated with the Business Review and Transformation over the two years to £548 million. During the year the cash outflow in relation to these costs was £65 million, with a further estimated impact of £50 million in 2006/07.

	2006 £m
Employee and pension related	47
Other	4
Business Review operating costs	51

Profit on sale of properties

Surplus assets were sold in the year generating total cash proceeds of £164 million (2004/05: £266 million) and an overall profit on sale of £1 million (2004/05: £21 million). This is a result of aligning the asset base to the future needs of the business by disposing of trading and non-trading assets that were deemed surplus to requirements. The Group will continue to dispose of surplus assets but expect proceeds to return to more modest levels of around £50 million.

Financing fair value movements

The Group does not use derivatives for speculative purposes. However, certain swaps, while providing effective economic hedges, do not qualify for hedge accounting under IAS 39 and changes in the fair value of non-qualifying derivative instruments are recognised in the income statement. These are non-cash and are inherently volatile movements and therefore excluded from the definition of underlying profit.

Fair value movements for the year resulted in a £12 million loss, of which £4 million relates to Sainsbury's Bank.

The Group took the option to defer the implementation of IAS 32 and IAS 39 to the 2005/06 year end and these standards are not applied to the results of the prior year.

Taxation

The income tax charge was £46 million (2004/05: credit of £51 million), with an underlying rate of 35.5 per cent (2004/05: 37.4 per cent) and an effective rate of 44.2 per cent (2004/05: 21.4 per cent). The underlying rate exceeded the nominal rate of UK corporation tax principally due to depreciation charged on assets that did not qualify for capital allowances. Last year's tax credit arose from the effect of one off costs which were predominantly tax deductible. A £3 million refund of corporation tax was received during the year (2004/05: £71 million paid).

Earnings per share

Underlying basic earnings per share from continuing operations increased from 8.3 pence to 10.5 pence, reflecting the improved underlying profit after tax attributable to equity holders, after adjusting for the minority interests at Sainsbury's Bank, and the impact of the share consolidation during the 2004/05 financial year.

Basic earnings per share from continuing operations increased to 3.8 pence (2004/05: 17.4 pence loss) as the previous year was impacted by the costs associated with the Business Review.

Dividend

A final dividend of 5.85 pence per share is proposed (2004/05: 5.65 pence) and will be paid on 21 July 2006 to shareholders on the Register of Members at the close of business on 26 May 2006. The total proposed dividend for the year is 8.00 pence (2004/05: 7.80 pence).

Underlying dividend cover increased in the year to 1.3 times (2004/05: 1.1 times). As outlined in 2004/05, it remains the medium-term objective to restore dividend cover (calculated as underlying post-tax earnings divided by dividends) to at least 1.5 times.

Summary cash flow statement

	52 weeks to 25 March 2006 £m	52 weeks to 26 March 2005 £m
Operating cash flows	780	946
Net interest	(156)	(83)
Taxation	3	(71)
Cash flow before appropriations	627	792
Purchase of fixed assets/operations	(561)	(823)
Sale of fixed asset/operations	151	1,383
Bond buy back costs	(22)	-
Proceeds from issue of shares	22	5
Dividends paid	(131)	(254)
B share dividends paid	-	(113)
Repayment of short-term borrowings	(299)	(130)
Increase/(repayment) of long-term borrowings	364	(176)
Capital redemption	(9)	(549)
Net increase in cash and cash equivalents	142	135
(Increase)/decrease in debt	(65)	306
Loans and finance leases disposed with subsidiaries	-	230
Movement in underlying net debt	77	671
Closing IAS 32 and IAS 39 adjustments	(51)	-
Foreign exchange adjustments	-	(24)
Movement in net debt	26	647
Opening net debt	(1,441)	(2,088)
Closing net debt	(1,415)	(1,441)

On an underlying basis Group net debt has improved by £77 million, with £41 million attributable to Retailing and £36 million to Financial services.

The improvement in Retailing is despite the impact to net debt resulting from the £110 million pension contribution made during the year and the unwinding of the benefit noted in 2004/05 as a result of Easter falling at the year end. This reflects closer management of working capital and underlying profit growth.

This performance highlights that the Group has achieved the objective of positive cash flow in 2005/06, which is ahead of the expectations set out within the Making Sainsbury's Great Again plan. The Group is working towards a cash neutral position in 2006/07, before the additional one off pension contribution of £240 million and the £93 million cash impact of 2005/06 one off items.

Summary balance sheet

	25 March 2006 £m	26 March 2005 £m
Non-current assets	8,902	8,630
Inventories	576	559
Trade and other receivables	2,241	1,723
Cash and cash equivalents	1,028	706
Debt	(2,443)	(2,147)
Net debt	(1,415)	(1,441)
Trade and other creditors and provisions	(6,339)	(5,359)
Net assets	3,965	4,112
Equity shareholders' funds	3,886	4,027
Minority interest	79	85
Total equity	3,965	4,112

Shareholders' funds decreased by £141 million in the year to £3,886 million, with gearing increasing to 36 per cent (2004/05: 35 per cent). The assets, liabilities and cash of Sainsbury's Bank are presented within the Group's asset, liability and cash classifications, in a manner consistent with the prior year.

Group debt restructuring

On 24 March 2006 the Group repurchased all of its outstanding unsecured bonds totalling £1.7 billion via a cash tender. The Group simultaneously refinanced this debt with the proceeds from an issue of £2.1 billion of new debt secured against approximately half of the book value of the Group's supermarket portfolio.

The new amortising debt is split between £1.2 billion of loans with final repayment in July 2018 and £0.9 billion of loans with repayment in July 2031.

Pensions

At the time of the debt refinancing, the Group made a commitment to make a one off contribution of £350 million into the Group's defined benefit pension schemes. £110 million of this was paid into the scheme on 24 March 2006, with a further £240 million in May 2006. In addition, the Group has agreed to increase annual contributions by £18 million to £38 million from March 2007. These contributions along with the £350 million one off contribution are expected to fund the reported deficit calculated under IAS 19 as at 8 October 2005 over the next eight years.

As part of the commitment of the Group to increase contributions, active members can choose to increase contributions by an average of three per cent of pay or choose to receive lower benefits in retirement.

Under IAS 19 the difference between the fair value of the plan assets and the present value of the defined benefit obligation is recognised on the balance sheet. The income statement charge is split between the operating service charge and the financing credit. Actuarial gains and losses are recognised through the statement of recognised income and expense.

	2006 £m	2005 £m
Present value of funded obligations	(4,361)	(3,503)
Fair value of plan assets	3,710	2,976
	(651)	(527)
Present value of unfunded obligations	(7)	(9)
Retirement benefit obligations	(658)	(536)
Deferred taxation	227	161
Net pension scheme liabilities	(431)	(375)

An actuarial valuation of the UK defined benefit pension schemes as at 29 March 2003 indicated a deficit of £161 million; the next actuarial valuation is currently in progress. At 25 March 2006, the IAS 19 deficit (after deferred tax) was £431 million (2004/05: £375 million). The increase in the IAS 19 deficit is primarily a result of the bond yields falling, impacting the discount rate by 60 basis points during the year, partially offset by the one off contribution of £110 million and the rise in the value of investments during the same period.

Capital expenditure

Capital expenditure reduced in the year to £525 million (2004/05: £901 million which included the acquisition of stores from Morrisons), down on the £550 million previously forecast.

Retail capital expenditure excluding the acquisition and development of Safeway/Morrisons stores and the acquisition of subsidiaries was £479 million (2004/05: £457 million), an increase of £22 million on the prior year. This capital expenditure included £133 million (2004/05: £128 million) on new stores, £53 million (2004/05: £51 million) on extensions and £193 million (2004/05: £109 million) on refurbishments, which includes 28 of the 131 stores which have received limited investment for a number of years. Further expenditure of £100 million (2004/05: £169 million) was incurred in relation to IT investment, supply chain and central projects.

Capital expenditure in 2006/07 is expected to increase to between £650 million and £700 million as a result of the carry over from the prior year, additional extensions, the extra refurbishments to be completed as part of the Making Sainsbury's Great Again plan and the development of the new store pipeline.

Adoption of International Financial Reporting Standards

The financial information presented has been prepared on the basis of International Financial Reporting Standards ("IFRS") which have been fully adopted since the beginning of 2005/06. All comparatives have been restated on a consistent basis, with the exception of IAS 32 and IAS 39, as the Group took the option to defer implementation until 2005/06.

Overall there are no material differences between underlying profit on an IFRS or UK GAAP basis and the impact of the IFRS adjustments to underlying profit before tax are consistent with guidance given on 26 April 2005 and confirmed during the interims.

Treasury management

Treasury policies are reviewed and approved by the Board. The Chief Executive and Chief Financial Officer have joint delegated authority from the Board to approve finance transactions up to £300 million.

The central treasury function is responsible for managing the Group's liquid resources, funding requirements and interest rate and currency exposures. Group policy permits the use of derivative instruments but only for reducing exposures arising from underlying business activity and not for speculative purposes.

Sainsbury's Bank

Treasury operations in respect of Sainsbury's Bank are managed separately from the central treasury function. Responsibility for the control of risk within Sainsbury's Bank is vested in the Risk Management Committee, which reports directly to the Board of Directors of Sainsbury's Bank.

Further information with regard to the Group's treasury management policies is contained within note 30.

The Directors present their report and audited financial statements for the 52 weeks to 25 March 2006.

Principal activities and review of performance

The Company's principal activities are grocery and related retailing and financial services. A review of the performance of the Company and its principal operating subsidiaries during the period is set out in the Financial Review on pages 29 to 34 of this Report.

Dividends

The Directors recommend the payment of a final dividend of 5.85 pence per share (2005: 5.65 pence), making a total dividend for the year of 8.00 pence per share (2005: 7.80 pence). Subject to shareholders approving this recommendation at the Annual General Meeting ("AGM"), the dividend will be paid on 21 July 2006 to shareholders on the register at the close of business on 26 May 2006.

Changes to the Board

Darren Shapland was appointed Chief Financial Officer on 1 August 2005 and Dr John McAdam was appointed Senior Independent Director on 1 September 2005. Anna Ford joined the Board as a Non-Executive Director on 2 May 2006. Roger Matthews retired as Finance Director on 24 June 2005 and June de Moller retired from the Board on 1 September 2005 having served two three-year terms as a Non-Executive Director. Bridget Macaskill will step down from the Board following the AGM.

In accordance with the Articles of Association Darren Shapland, John McAdam and Anna Ford, who were appointed since the last AGM, will retire and seek election. Full biographical details of the current Directors are set out on page 26.

Annual General Meeting

The AGM will be held on Wednesday 12 July 2006 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 11.00am. The Chairman's letter and the Notice of Meeting accompany this Report, together with notes explaining the business to be transacted at the meeting.

At the meeting, resolutions will be proposed to declare a final dividend, receive the Report and Accounts and approve the Remuneration Report, to elect Directors and to re-appoint PricewaterhouseCoopers LLP as Auditors. In addition, shareholders will be asked to approve a new Long-Term Incentive Plan and a new Deferred Annual Bonus Plan, renew the general authority of the Directors to issue shares (together with the authority to issue shares without applying the statutory pre-emption rights), and authorise the Company to make market purchases of its own shares. No such purchase has been made during the last financial year. Other resolutions propose the renewal of the authority to make 'political donations' as defined by The Political Parties, Elections and Referendums Act 2000.

Share capital

Ordinary shares

Details of the changes to the issued ordinary share capital are shown on page 72.

B Shares

At the Extraordinary General Meeting held on 12 July 2004, shareholders approved a Return of Capital to shareholders by way of a B Share Scheme. A total of 1,943,173,266 B Shares were issued on 19 July 2004. During the year 2005/06 shareholders holding 27,197,589 B Shares elected to redeem them, leaving a balance of 34,418,255 B Shares in issue.

Shareholders may choose to redeem their B Shares on 18 July 2006 and 18 January 2007. To do so, shareholders must give notice to the Company by 30 June 2006 for redemption in July 2006 and by 2 January 2007 for redemption in January 2007. The final redemption date for B Shares is 18 July 2007.

Deferred shares

The 320,050,073 deferred shares created on 19 July 2004 were redeemed and cancelled by the Company at the close of business on 13 May 2005 for a total consideration of one pence in accordance with the terms and conditions of the Return of Capital circular issued to shareholders in June 2004.

Major interests in shares

As at 16 May 2006, the Company had been advised of the following notifiable interests in its shares:

Judith Portrait is a trustee of various settlements, including charitable trusts and the blind trust for Lord Sainsbury of Turville. As at 16 May 2006, notified holdings of these trusts amounted to 17 per cent of the Company's issued share capital.

As at 16 May 2006, the notifiable interests, held beneficially and as trustees of charitable and other trusts, of Lord Sainsbury of Preston Candover KG and the Hon Simon Sainsbury were 3 per cent respectively.

The above disclosures include duplication.

In addition as at 16 May 2006, the following interests had been notified to the Company:

AXA S.A.	13%
Brandes Investment Partners L.L.C.	11%
NWQ Investment Management L.L.C.	4%

Going concern

The Directors confirm that they are satisfied that the Company has sufficient resources to continue in operation for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.

Directors' interests

The beneficial interests of the Directors and their families in the shares of the Company are shown on page 49. During the year, no Director had any material interest in any contract of significance to the Group's business.

Directors' indemnities

The Directors are entitled to be indemnified by the Company to the extent permitted by law and the Company's Articles of Association in respect of all losses arising out of or in connection with the execution of their powers, duties and responsibilities.

Market value of properties

The Directors believe that the aggregate open market value of Group properties exceeds the net book value of £5 billion by a considerable margin.

Employees, corporate responsibility and the environment

Sainsbury's has a strong record in its commitment to corporate responsibility, which is an everyday part of how the Company does business. Details of the Company's principal corporate responsibility initiatives and activities are set out on page 24. The Company's Corporate Responsibility Report, which will be published on the internet in June (www.j-sainsbury.co.uk/crreport), provides a comprehensive statement on corporate responsibility and describes the Company's policies and activities in respect of customers, colleagues, suppliers, investors, the community and the environment.

The Company has well developed policies for fair and equal treatment of all employees, employment of disabled persons and colleague participation.

The Company's quarterly, interim and annual results are presented to all senior management and are communicated to all colleagues.

Colleagues have always been encouraged to hold shares in the Company and over 48,000 colleagues are shareholders directly or through the Commitment Shares Plan Trust or the Sainsbury's Share Purchase Plan Trust.

Policy on payment of creditors

The policy of the Company and its principal operating companies is to agree terms of payment prior to commencing trade with a supplier and to abide by those terms on the timely submission of satisfactory invoices. The Company is a holding company and therefore has no trade creditors. Statements on the operating companies' payment of suppliers are contained in their accounts.

Donations

During the year, cash and in-kind donations to charitable organisations and other community projects totalled £5.6 million (2005: £6.8 million). In addition, our Active Kids scheme donated £12.5 million (at cost) to schools and the Company made significant contributions to other community related initiatives. Sainsbury's colleagues, customers and suppliers raised £3.25 million (2005: £10.9 million including Comic Relief and the Asian Tsunami appeal) for charities such as Home-Start and the Children's Society, through events supported by the Company.

The Company does not make donations to political parties. During the year, Sainsbury's Bank seconded a member of its staff who would otherwise have been made redundant to Scotland's Futures Forum for a four-month period. This is a think-tank that engages with the public on the future of Scotland in a non party political forum. The salary of the seconded individual during this period amounted to around £24,600. Because of the wide definition under the relevant legislation, this could be interpreted as a donation to an 'EU Political organisation' requiring disclosure.

By order of the Board

Tim Fallowfield
Company Secretary
16 May 2006

Major interests in shares – subsequent disclosure

On 23 May 2006, the Company was advised that Judith Portrait's notifiable interest in the Company's shares had decreased to 15 per cent of the Company's issued share capital.

The following sections explain how the Company applies the principles and supporting principles of the Combined Code on Corporate Governance (the 'Code').

The Board

The Board is chaired by Philip Hampton, who was appointed Chairman on 19 July 2004. At 16 May 2006, the Board consisted of two Executive Directors and six Non-Executive Directors, in addition to the Chairman. Dr John McAdam, Chief Executive of ICI plc, was appointed Senior Independent Director on 1 September 2005. Darren Shapland was appointed to the Board as Chief Financial Officer on 1 August 2005, replacing Roger Matthews who retired from the Board on 24 June 2005. June de Moller retired from the Board with effect from 1 September 2005. Anna Ford joined the Board as a Non-Executive Director on 2 May 2006. Bridget Macaskill will retire from the Board after this year's Annual General Meeting ("AGM").

Biographical details of the Directors are set out on page 26.

The Board held nine scheduled meetings during the year, including a two day strategy conference, and has visited the Fosse Park store and the Hams Hall distribution centre. The Board met on an informal basis on several other occasions.

Division of responsibilities

There is a clear division of responsibilities between the Chairman and the Chief Executive which is set out in writing and has been approved by the Board. Philip Hampton is responsible for leadership of the Board, setting its agenda and monitoring its effectiveness. He ensures effective communication with shareholders and that the Board is aware of the views of major shareholders. He facilitates both the contribution of the Non-Executive Directors and constructive relations between the Executive and Non-Executive Directors. He ensures that the Chief Executive develops a strategy which is supported by the Board as a whole. Justin King is responsible for executing the strategy once agreed by the Board. He creates a framework of values, organisation and objectives to ensure the successful delivery of key targets, and allocates decision making and responsibilities accordingly. He takes a leading role, with the Chairman, in the relationship with all external agencies and in promoting Sainsbury's.

Independence/Non-Executive Directors

The Chairman satisfied the independence criteria of the Code on his appointment and all the Non-Executive Directors who have served during the year are considered to be independent according to the principles of the Code. Bob Stack is a director of Cadbury Schweppes PLC which supplies products to Sainsbury's, but neither the Board, nor Cadbury Schweppes consider the relationship to be material in the context of their overall businesses.

The Non-Executive Directors bring wide and varied commercial experience to Board and Committee deliberations. They are appointed for an initial three-year term, subject to election by shareholders at the first AGM after their appointment, after which their appointment may be extended for a second term, subject to mutual agreement and shareholder approval. The Non-Executive Directors held several meetings during the year without the Executive Directors being present, and met separately without the Chairman being present.

As reported in last year's Annual Report, following the previous Senior Independent Director's resignation in September 2004, the Nomination Committee had been conducting an extensive search through Egon Zehnder International, the international search consultancy, for a new Non-Executive Director who would join the Board as its Senior Independent Director.

This led to the appointment of John McAdam on 1 September 2005 as a Non-Executive Director and Senior Independent Director. During the period up to his appointment the Board had ensured that the governance responsibilities of the Senior Independent Director role were adequately fulfilled. The Chairman has been available to all major shareholders since his appointment and regularly meets with them.

The Board's role

The Board supports the executive management team in delivering sustainable added value for shareholders. It considers strategic issues, key projects and major investments and regularly monitors performance against delivery of the key targets of the Business Review. It approves the corporate plan and the annual budget and reviews performance against targets at every meeting. It has been fully engaged in the major projects throughout the year, including the migration of the IT functions back to Sainsbury's, the Group's debt restructuring, the commitment to make a one off contribution of £350 million into the defined benefit pension schemes and the related benefit changes. During the year, the Board has considered succession planning at Operating Board level and reviewed the Company's development and leadership programmes.
The Board delegates certain functions to its three principal committees. Through the Audit Committee, the Directors ensure the integrity of financial information, the effectiveness of the financial controls and the internal control and risk management systems. The Remuneration Committee sets the remuneration policy for Executive Directors and determines their individual remuneration arrangements. The Nomination Committee recommends the appointment of Board Directors and has responsibility for succession planning at Board level. These and other key responsibilities are formally reserved powers of the Board.

Attendance

During the year the Directors attended the following number of meetings of the Board and its Committees (the number of meetings held whilst they were Directors is shown in brackets):

	Board	Audit Committee	Nomination Committee	Remuneration Committee
Number of meetings				
Jamie Dundas	9(9)	5(5)	3(3)	4(4)
Philip Hampton	9(9)		3(3)	
Gary Hughes	9(9)	5(5)	3(3)	
Justin King	9(9)			
John McAdam[2]	7(7)	1(2)	2(2)	
Bridget Macaskill	8(9)		3(3)	4(4)
Darren Shapland[1]	7(7)			
Bob Stack	9(9)		3(3)	4(4)

1 Appointed to the Board on 1 August 2005
2 Appointed to the Board on 1 September 2005

Directors who left the Board during the year	Board	Audit Committee	Nomination Committee	Remuneration Committee
Roger Matthews	1(1)			
June de Moller	2(2)	3(3)	1(1)	

Information and development

The quality and supply of information provided to the Board was reviewed as part of the Board evaluation exercise. The Chairman is responsible for ensuring that all Directors are properly briefed on issues arising at Board meetings and that they have full and timely access to relevant information.

There is an agreed procedure by which members of the Board may take independent professional advice at the Company's expense in the furtherance of their duties. The Company has a programme for meeting Directors' training and development requirements. Newly appointed Directors who do not have previous public company experience at Board level are provided with appropriate training on their role and responsibilities. Gary Hughes, Bob Stack and John McAdam have participated during the year in comprehensive and tailored induction programmes including store and depot visits and meetings with members of the Operating Board, senior management and external advisors. Subsequent training is available on an ongoing basis to meet particular needs with the emphasis on governance and accounting developments. During the year the Company Secretary, Tim Fallowfield, has provided updates to the Board on relevant governance matters, new disclosure rules and continuing obligations, whilst the Audit Committee regularly considers new accounting developments through presentations from management and the external auditors. The Board programme includes presentations from management at every meeting which, together with site visits, increase the Non-Executive Directors' understanding of the business and the sector.

All Directors have access to the advice and services of the Company Secretary. He has responsibility for ensuring that Board procedures are followed and for governance matters. The appointment and removal of the Company Secretary is one of the matters reserved for the Board.

Performance evaluation

During the year the Board has undertaken a formal evaluation of its performance and effectiveness, and of its Committees and individual directors, with the assistance of Egon Zehnder. Following an initial meeting with the Chairman to agree the key objectives of the exercise, Egon Zehnder met separately with each Director and the Company Secretary and discussed the Board's role and structure, process and relationships and any emerging issues and then presented the findings to the Board, identifying the key themes that were working well and areas which could be improved or approached differently. Egon Zehnder also provided individual feedback to each Director and the Company Secretary. The Senior Independent Director received their comments on the Chairman's performance and subsequently met with the other Non-Executive Directors to review the Chairman's performance and provide feedback to him. The Chairman separately reviewed the contribution of each of the Directors with them.

Operating Board

Day to day management of the Company is delegated to the Operating Board which is chaired by Justin King. The Operating Board holds 10 formal meetings a year. Directors' responsibilities and biographies are set out on page 27. It has formal terms of reference setting out its key responsibilities. Minutes are copied to the Chairman and Non-Executive Directors. It has delegated certain powers to the Trading Board, which is responsible for ranging and sourcing product, price and promotions, advertising and marketing; to the Retail Board, which has responsibility for stores, service and availability and supply chain operations; and to the Investment Board, which is responsible for investment decisions. The Trading Board is chaired by Mike Coupe, Trading Director, the Retail Board is chaired by Ken McMeikan, Retail Director and the Investment Board by Darren Shapland, Chief Financial Officer. Operating Board members regularly attend and present at Board meetings as well as the Directors' Conference.

Board Committees

The Board has delegated certain responsibilities to the Audit, Nomination and Remuneration Committees.

Audit Committee

During the year the Audit Committee was chaired by Jamie Dundas with Gary Hughes and John McAdam (and June de Moller until her retirement) as its other members all of whom are independent Non-Executive Directors. Gary Hughes, took over as Chairman of the Committee on 10 May 2006. The Board has determined that both Jamie Dundas and Gary Hughes have recent and relevant financial experience. Philip Hampton, Justin King, Darren Shapland, Richard Chadwick, Head of Internal Audit and the external auditors are invited to attend Committee meetings. The Company Secretary acts as secretary to the Committee.

During the year the Committee met on five occasions, the agendas being organised around the Company's reporting cycle. It monitored the integrity of the financial statements and any formal announcements relating to the Company's financial performance and reviewed any significant financial judgements contained in them. It has received regular updates on International Financial Reporting Standards ("IFRS") and has monitored progress in meeting the new reporting requirements. The Committee has also reviewed the effectiveness of the Company's financial controls and the internal control and risk management systems, and has monitored progress to ensure that any required remedial action has been or is being taken on any identified weaknesses.

During the year, the Committee reviewed PricewaterhouseCoopers LLP's ('PwC') overall work plan and approved their remuneration and terms of engagement and considered in detail the results of the audit, PwC's performance and independence and the effectiveness of the overall audit process. The Committee recommended PwC's re-appointment as auditors to the Board and this resolution will be put to shareholders at the AGM.

The Committee has implemented the Company's policy which restricts the engagement of PwC in relation to non-audit services. The policy is designed to ensure that the provision of such services does not have an impact on the external auditors' independence and objectivity. It identifies certain types of engagement that the external auditors shall not undertake and others that can only be undertaken with appropriate authority from the Committee Chairman or the Committee where non-audit fees will exceed preset thresholds. During the year the policy was reviewed and the authority thresholds were lowered. The Committee also agreed that if the level of non-audit fees reaches the level of the audit fees all future non-audit work will be approved by the Committee Chairman before PwC are instructed. The Committee receives regular reports on the non-audit services provided by PwC.

The Committee has regularly reviewed the Internal Audit department's resources, budget, work programme, results and management's implementation of its recommendations, and conducted a formal review of the department's effectiveness during the year. The Head of Internal Audit has direct access to the Committee Chairman and Philip Hampton. Jamie Dundas has held separate meetings with him and PwC during the year, whilst the Committee regularly met with PwC without management being present, and may meet the Head of Internal Audit when it deems necessary.

The Committee has reviewed the Company's 'whistleblowing' procedures and confirmed that arrangements are in place to enable colleagues to raise concerns about possible improprieties in financial reporting and other matters on a confidential basis.

The Committee's terms of reference, which are available on the website (www.j-sainsbury.co.uk/governance), set out the Committee's responsibilities.

Nomination Committee

The Nomination Committee is chaired by Philip Hampton and comprises each of the Non-Executive Directors. Justin King is not a member of the Committee although he is invited to attend meetings.

The Committee led the recruitment process for each of the Board appointments during the year, which has resulted in John McAdam, Darren Shapland and Anna Ford being appointed. The international search consultants, Egon Zehnder International, were instructed by the Committee on the searches. The Committee considered the skills, knowledge, background and experience required for each role, and prepared a job specification for each appointment. The Committee also specified the time commitment expected of the Non-Executive Director roles. Egon Zehnder drew up a list of possible candidates for each role for initial interviews with Philip Hampton and Justin King. Profiles of a shortlist of preferred candidates were prepared for the Committee and the potential composition and mix of the candidates were considered from a team perspective in order to ensure a complementary combination of competencies and experience. Prior to each appointment the Committee considered a full range of references and the Non-Executive Directors met the preferred candidate.

The Committee's terms of reference are available on the website (www.j-sainsbury.co.uk/governance) and set out the Committee's responsibilities. The Committee meets when necessary and in 2005/06 met on three occasions and received regular updates on the recruitment process.

All Directors are required to seek election by shareholders at the first opportunity after their appointment and must stand for re-election to the Board every three years under the Company's Articles of Association.

Remuneration Committee

The Committee is chaired by Bob Stack who was appointed a Non-Executive Director of the Company and Chairman of the Committee on 1 January 2005. The Remuneration Report is set out on pages 41 to 49.

Internal control

The Board has overall responsibility for the system of internal controls, including risk management, and has delegated certain responsibilities to the Audit Committee. The Audit Committee has reviewed the effectiveness of the system of internal control and ensured that any required remedial action has or is being taken on any identified weaknesses. The system of internal controls is designed to manage rather than eliminate the risk of failure to achieve the Company's business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss. It includes all controls including financial, operational and compliance controls and risk management. The processes used to assess the effectiveness of the internal control systems are ongoing, enabling a cumulative assessment to be made, and include the following:

- discussion and approval by the Board of the Company's strategic direction, plans and objectives and the risks to achieving them;
- review and approval by the Board of budgets and forecasts, including both revenue and capital expenditure;
- regular operational and financial reviews of performance against budgets and forecasts by management and the Board;
- regular reviews by management of the risks to achieving objectives and actions being taken to mitigate them;
- regular reviews by the Board and Audit Committee of identified fraudulent activity and any whistleblowing by colleagues or suppliers, and actions being taken to remedy any control weaknesses;
- regular reviews by management and the Audit Committee of the scope and results of internal audit work across the Company and of the implementation of recommendations. The scope of the work covers all key activities of the Group and concentrates on higher risk areas;
- reviews of the scope of the work of the external auditors by the Audit Committee and any significant issues arising;
- reviews by the Audit Committee of accounting policies and levels of delegated authority; and
- consideration by the Board of the major risks facing the Group and by the Audit Committee of the procedures to manage them. These include health and safety, legal compliance, litigation, quality assurance, insurance and security and social, ethical and environmental risks.

There is an ongoing process for identifying, evaluating and managing the significant risks faced by the Company. This process has been in place throughout the year and up to the date of approval of the Annual Report and Financial Statements and accords with the Turnbull guidance. The effectiveness of the process is reviewed annually by the Audit Committee which then reports to the Board. The process consists of:

- formal identification by management at each level of the Company through a self assessment process of the key risks to achieving their business objectives and the controls in place to manage them. The likelihood and potential impact of each risk is evaluated and actions necessary to mitigate them are identified and monitored;
- certification by management that they are responsible for managing the risks to their business objectives and that the internal controls are such that they provide reasonable but not absolute assurance that the risks in their areas of responsibility are appropriately identified, evaluated and managed;
- reporting and review by the Board of each operating company of risk management activities and actions taken to address non-compliance with controls or to improve their effectiveness;
- assurance from specialist functions and committees that legal and regulatory, health and safety, and social, ethical and environmental risks are appropriately identified and managed; and
- independent assurance by Internal Audit as to the existence and effectiveness of the risk management activities described by management.

The system of internal control and risk management is embedded into the operations of the Company, and the actions taken to mitigate any weaknesses are carefully monitored.

Corporate responsibility

Corporate responsibility is an everyday part of how the Company does business and is co-ordinated by the Corporate Responsibility Steering Group chaired by Gwyn Burr, which reports on a regular basis to the Operating Board and twice annually to the Board. A summary of the Company's corporate responsibility priorities and activities during the year are set out on page 24. A separate Corporate Responsibility Report will be published on the website in June. The Association of British Insurers recommends that the Board considers material risks and control processes relating to corporate responsibility. The Audit Committee's review of the system of internal controls and risk management processes referred to above includes corporate responsibility and the Committee considers any major corporate responsibility or brand reputation risks identified by the process, to the extent any such exist.

Investor relations

The Company is committed to maintaining good communications with investors. Normal shareholder contact is the responsibility of the Chief Executive, Chief Financial Officer and Head of Investor Relations. The Chairman, Philip Hampton, is generally available to shareholders and he met a number of institutional investors as part of the consultation process for the new Long-Term Incentive Plan and Deferred Annual Bonus Plan.

There is regular dialogue with institutional investors who, along with buyside and sellside analysts, are invited to presentations by the Company immediately after the announcement of the Company's interim and full year results. They are also invited to participate in conference calls following the announcement of the Company's trading statements. The content of these presentations and conference calls are webcast and are posted on the Company's website (www.j-sainsbury.co.uk/investors) so as to be available to all investors. The Company also held a presentation on the anticipated impact of IFRS in April 2005. In July, the Operating Board hosted a visit to the Canley store and Hams Hall distribution centre for investors and analysts.

Makinson Cowell provide investor relations consultancy services to the Company and reported to the Board on the views of institutional investors. Non-Executive Directors also receive regular market reports and broker updates from the Company's Investor Relations department.

Shareholders have the opportunity to meet and question the Board at the AGM which will be held on 12 July 2006. There will be a display of various aspects of the Company's activities and Justin King will make a business presentation. The Senior Independent Director and Chairmen of the Audit, Remuneration and Nomination Committees will be available to answer questions. A detailed explanation of each item of special business to be considered at the AGM is included with the Notice of Meeting which will be sent to shareholders at least 20 working days before the meeting. All resolutions proposed at the AGM will be taken on a poll vote. This follows best practice guidelines and enables the Company to count all votes, not just those of shareholders who attend the meeting.

Information on matters of particular interest to investors is set out on page 102 and on the Company's website (www.j-sainsbury.co.uk/investors).

Compliance statement

During the year, the Company has complied with the provisions of the Code except that, as explained above, at the start of the year the Company had a vacancy in the role of Senior Independent Director, which was filled when John McAdam was appointed on 1 September 2005.

This report is made by the Board on the recommendation of the Remuneration Committee. The first part of the report provides details of remuneration policy. The second part provides details of the remuneration, pensions and share interests of the Directors for the year ended 25 March 2006. The Directors confirm that this report has been drawn up in accordance with Schedule 7A of the Companies Act 1985.

A resolution will be put to shareholders at the Annual General Meeting ("AGM") on 12 July 2006 asking them to consider and approve this Report.

Remuneration Committee

The Remuneration Committee is chaired by Bob Stack, Chief Human Resources Officer of Cadbury Schweppes plc, who joined the Board as a Non-Executive Director on 1 January 2005. During the financial year, the Committee comprised Bob Stack, Bridget Macaskill and Jamie Dundas, all of whom are independent Non-Executive Directors. The Committee met four times in 2005/06. Anna Ford joined the Committee on her appointment to the Board on 2 May 2006.

Tim Fallowfield, Company Secretary, acts as secretary to the Committee. Philip Hampton, Justin King and Imelda Walsh, Human Resources Director, are invited to attend Committee meetings. The Committee considers their views when reviewing the remuneration of the Executive Directors and Operating Board Directors. They are not involved in discussions concerning their own remuneration.

The responsibilities of the Committee include:

- determining and agreeing with the Board the broad remuneration policy for the Chairman, Chief Executive, Chief Financial Officer and the Operating Board Directors;
- setting individual remuneration arrangements for the Chairman, Chief Executive and the Chief Financial Officer;
- recommending and monitoring the level and structure of remuneration for those members of senior management in the scope of the Committee, namely the Operating Board Directors; and
- approving the service agreements of each Executive Director, including termination arrangements.

The Committee's terms of reference are available on the Company's website (www.j-sainsbury.co.uk/governance).

The Committee is authorised by the Board to appoint external consultants and advisers if it considers this beneficial. Over the course of the year, the Committee was advised by Deloitte & Touche LLP ('Deloitte'). During the year Deloitte also advised on unrelated tax matters and provided organisational and IT consulting services to the Company. They attended all Committee meetings during the year and have been fully engaged in the design of the new incentive arrangements described below. Towers Perrin provided comparative data which was considered by the Committee in setting remuneration levels; they also provide employer benefit services to the Company. The Committee has also been advised by Linklaters, who also provided legal advice to the Company, and by UBS, who provided broking and banking services to the Company during the year.

Remuneration policy

It is the intention of the Committee that Executive and Operating Board Directors' remuneration should be competitive, both in terms of base salary and total remuneration, taking into account the individual Director's role, performance and experience. This approach is designed to promote the Company's short and long-term success through securing high calibre executive talent. Basic salary is targeted around the median of the market with an opportunity to earn above median levels of total reward in return for exceptional performance. A significant proportion of the total remuneration package is performance related, aligning management's and shareholders' interests.

The Committee determined at the time of the Business Review in October 2004 that new long-term incentive arrangements were required in order to address the lack of effective incentives in place for all management levels, including supermarket store managers, and to incentivise the management team to deliver the major sales led recovery. In 2005, shareholders approved the J Sainsbury plc Share Plan 2005, which provided for the grant of a single cycle incentive specifically designed to drive the delivery of the recovery strategy. During consultation with shareholders and institutions on the design of this plan, the Committee indicated its intention to carry out a more general review of remuneration arrangements during 2005/06, with the aim of formulating a longer term incentive strategy for the future.

The total remuneration review, conducted with the assistance of Deloitte, assessed the competitiveness of the Company's existing executive remuneration arrangements against UK retail companies of a similar size. A secondary benchmarking group comprising around 50 FTSE 100 companies (excluding financial services companies) of a similar size to Sainsbury's in terms of market capitalisation was used as an additional reference of market practice. This analysis included all elements of remuneration including pensions. The review showed that total remuneration levels for Executive Directors were below median against all comparator groups, and it was concluded that the existing long-term incentive arrangements (the Executive Share Option Plan and Performance Share Plan) were no longer aligned to the Company's policy of providing competitive levels of reward to attract, retain and motivate high calibre executive talent. As a result, the Committee formulated a new incentive framework (the 'Value Builder' framework) which supports the business strategy over the medium to longer term and is consistent with current best practice.

The Committee agreed that the new incentive strategy should be based upon a number of key principles so as to:

- build on the sales led turnaround by embedding key measures of financial and capital efficiency;
- support strong performance of the core business and delivery of shareholder value by generating quality earnings, growing profits and generating cash for future investments and/or return to shareholders;
- provide a common focus for the top 1,000 managers (from Chief Executive to supermarket store managers) on critical business measures;
- retain and motivate talent for the longer term; and
- provide competitive reward opportunities for delivering exceptional performance.

The new incentive framework, which will be put to shareholders at the 2006 AGM, consists of two elements, a deferred annual bonus plan with a performance related share match and a long-term incentive plan. These plans, described below, have been formulated following consultation with around 20 major shareholders, the Association of British Insurers and the National Association of Pension Funds. The key terms of these plans are in line with best practice and have been designed to safeguard against rewards for failure.

The main remuneration components for the Chief Executive, Chief Financial Officer and Operating Board Directors are set out below:

i) Basic salary
Basic salary for each Executive Director is determined by the Committee, taking account of the Director's performance, experience and responsibilities. The Committee also reviews Operating Board Directors' salaries taking similar factors into account. The Committee considers salary levels in comparable companies by referring to the pay practices across the UK retail sector and in larger listed UK companies, as described in the total remuneration review referred to above. This approach ensures that the best available benchmark for the Director's specific position is obtained. However, in using external data, the Committee is mindful of inappropriately ratcheting up remuneration levels. The Committee also has regard to economic factors, remuneration trends and the level of salary increases throughout the Company when determining Directors' salaries.

For 2006/07, salaries will increase by an average of 3 per cent for all store colleagues. Justin King's basic salary has been increased by 3.6 per cent to £725,000 per annum with effect from 26 March 2006.

ii) Incentive arrangements
In addition to basic salary, the Company currently operates incentive arrangements that combine an annual bonus plan and long-term incentive plans. The Committee believes that incentive opportunities provided under these plans reflect an appropriate balance between personal and Group performance. As such, they align the rewards of Directors with the Company's immediate business priorities and the longer term interests of shareholders.

The balance between the fixed (basic salary and pension) and variable (annual bonus and long-term incentive plan) elements of remuneration changes with performance, and the variable proportion of total remuneration increases significantly for increased levels of performance. For median performance, with the introduction of the new deferred annual bonus plan and long-term incentive plan, it is anticipated that between 50 and 60 per cent of total remuneration for Executive Directors will be performance related.

The incentive arrangements for 2005/06 consisted of the Annual Bonus Plan and the J Sainsbury plc Share Plan 2005, which is now closed and no further grants will be made under it. The incentive arrangements for Executive Directors and Operating Board Directors for the 2006/07 financial year will consist, subject to shareholder approval, of the Deferred Annual Bonus Plan and the new Long-Term Incentive Plan. No further grants will be made under the Executive Share Option Plan and Performance Share Plan, which are now closed. Awards earned under each of the incentive plans are non-pensionable.

Incentive arrangements for 2005/06

Annual Bonus Plan
All bonus plans across the Company are aligned under a set of shared common principles. The Operating Board and management plans retained the same key targets based on profit, sales and product availability, plus an element for personal performance. The Executive Directors, Operating Board Directors and all colleagues shared annual targets focused on sales and availability. Availability is measured across all stores on a regular basis by an independent third party, conducting random and unannounced store visits.

The Committee reviewed the Directors' personal performance and achievement against the business related targets at the year end. A payment will be made in respect of the personal, profit, sales and availability targets; the latter two targets were achieved in full.

The 2005/06 bonus plan for store colleagues was based on the achievement of availability and customer service targets, measured in their individual stores. In addition, their bonus opportunity was increased by the inclusion of a corporate sales target. As a result of store and corporate performance in 2005/06, 117,000 colleagues will receive a bonus payment in respect of the 2005/06 financial year totalling £52 million.

For the 2005/06 year, the maximum annual bonus opportunity was 100 per cent of salary for the Chief Executive and 80 per cent for the Chief Financial Officer and Operating Board Directors. Following the total remuneration review carried out in 2005, in order to ensure that incentive opportunities are in line with the Company's stated policy on market positioning, it is proposed that from 2006/07 the maximum annual bonus potential is increased to 150 per cent of salary for the Chief Executive and 100 per cent of salary for the Chief Financial Officer and Operating Board Directors. As set out below, under new incentive proposals for 2006/07, a percentage of this bonus will be compulsorily invested in Company shares and retained for a three-year period.

The 2006/07 Directors and management bonus plans will retain the same elements as the 2005/06 plan given that the key measures of profit, sales and availability remain vital to the recovery plans. Set out below are details of the new Deferred Annual Bonus Plan which will apply to Executive Directors, Operating Board Directors and Departmental Directors from 2006/07 if it is approved by shareholders at the 2006 AGM.

J Sainsbury plc Share Plan 2005
The Business Review in October 2004 concluded that a major sales led recovery in profitability was needed. Accordingly, following extensive investor consultation the J Sainsbury plc Share Plan 2005 was designed to reward strong growth in sales and profitability. It is a one off, self funded incentive arrangement and was closed on 25 March 2006.

Over 1,000 colleagues received conditional core awards under this Plan, from the Chief Executive through to supermarket store managers, focused on identical targets. The levels of core award were scaled according to seniority; the maximum being 100 per cent of salary for the Chief Executive. In addition, all Executive Directors and Operating Board Directors committed to making a personal investment of 50 per cent of salary in the Plan – for Justin King and Darren Shapland their commitment is to acquire 118,754 shares and 70,224 shares respectively.

Performance is measured over a four-year period from the financial year ended 26 March 2005 until the year ending March 2009. Awards will vest if two stretching and co-dependent performance conditions are achieved: growth in sales and earnings per share ("EPS").

The maximum award available under the Plan is targeted towards sales growth of £2.5 billion, and compound annual growth in EPS of at least 21 per cent over a four-year period. There is an opportunity for partial vesting of up to half the award if accelerated performance targets have been met at the end of year three (the year ending March 2008). No awards will vest unless threshold levels of growth in both sales and EPS are achieved. Using the Plan definitions, EPS for the base year 2004/05 was calculated at 8.6 pence per share (which would be restated at 8.3 pence per share under IFRS) and sales for the base year were £13,588 million.

Vesting is calculated by applying a performance multiplier to the core award and personal investment; this is on a sliding scale from 0.5 times to 5 times and is plotted in a matrix format, as set out on page 86. Dividends will accrue on any shares that vest and will be released to participants in the form of additional shares at the point of vesting.

In order to receive awards under the Plan, participants agreed to surrender options granted to them under the Company's Executive Share Option Plan in 2002, 2003 and 2004. Justin King surrendered a total of 1,007,607 share options granted to him at exercise prices of 261.50 pence and 274.75 pence.

Incentive arrangements for 2006/07

Both the Long-Term Incentive Plan and the Deferred Annual Bonus Plan 2006 are subject to shareholder approval at the 2006 AGM. The proposed award levels under each plan are aligned with the Committee's policy to gear reward opportunities towards the delivery of exceptional performance. Key investors and their representative bodies have been consulted on the framework of these plans and have had an opportunity to comment and input on the final design.

Long-Term Incentive Plan 2006

Subject to shareholder approval, the top 1,000 managers in the Company will participate in the Plan, from the Chief Executive to supermarket store managers and will share common performance measures.

A core award of shares in the Company will be granted to all participants, calculated as a percentage of their salaries and scaled according to grade. For 2006/07, it is proposed that shares to the value of 45 per cent of salary will be granted to Justin King, with Darren Shapland and the Operating Board Directors receiving grants equivalent to 35 per cent of their salaries. As set out below, dependent upon performance, core awards can grow by up to four times.

Awards will vest based on the performance of two stretching co-dependent performance conditions: Return on Capital Employed ("ROCE") and growth in cash flow per share, which will be measured over the three-year performance period. There is no retesting.

These measures are designed to build on the sales led recovery plan and focus on creating further shareholder value. ROCE measures the efficiency with which new cash is invested and through which existing capital delivers profit, driving both cost savings and operational efficiencies. Cash flow per share captures the Company's ability to generate cash for future investment or return to shareholders. In addition, the measures complement the sales, earnings and availability targets set under the annual bonus plan, and the total shareholder return ("TSR") targets attached to the proposed bonus deferral. The plan measures are key indicators of business success and therefore the new proposals create a further direct link between the interests of management and shareholders.

The proposed levels of ROCE and cash flow per share are challenging. For the 2006/07 plan the maximum reward will require ROCE of at least 14 per cent and annual compound growth in cash flow per share of 18 per cent or more, which are stretching in the context of market expectations. No awards will vest unless threshold levels of ROCE and growth in cash flow per share are achieved. For both performance measures, the threshold levels of performance are set significantly above the base levels achieved in 2005/06. The performance measures will be reviewed by the Committee each year, before a new grant is made, to ensure that they remain relevant and stretching.

ROCE and cash flow per share definitions are set out in the Notice of Annual General Meeting. The measures will be calculated under IFRS based on underlying operating profit for the business including Sainsbury's Bank (but excluding minority interests). The capital employed figure includes the net pension schemes deficit after deferred taxation but excludes the impact of capital spend in the year the calculation is made. An average working capital figure is used in the calculation of cash flow and excludes the impact of cash contributions to the pension schemes. Using the definitions, ROCE for the base year is 6.5 per cent and cash flow per share is 38.3 pence.

As set out in the table below, the core award can grow by up to four times; the table illustrates the award levels that may be achieved. Straight line vesting will apply if performance falls between two points.

ROCE	3-year cash flow per share growth (annual compound rate)				
	6%	9%	12%	15%	>18%
>=14%	1.5	2.5	3.0	3.5	4.0
13%	1.0	1.5	2.0	3.0	3.5
12%	0.5	1.0	1.5	2.0	3.0
11%	–	0.5	1.0	1.5	2.5
10%	–	–	0.5	1.0	1.5

Performance will be measured on the third anniversary from the date of grant. If the required level of performance has been reached, 50 per cent of the award will be released. Subject to participants remaining in employment for a further year, the balance will be released on the fourth anniversary of the date of grant. The Committee has discretion to make adjustments to the calculation of the performance measures (for instance for material acquisitions and disposals) to ensure it remains a true and fair reflection of performance. Dividends will accrue on the shares that vest in the form of additional shares.

Further details of this plan, including the effect of change of control and participants leaving employment, are set out in the Notice of the Annual General Meeting.

Deferred Annual Bonus Plan 2006

The Committee believes that there should be a strong link between short-term and long-term performance both in terms of business targets and associated rewards. Accordingly, subject to shareholder approval, the new Deferred Annual Bonus Plan will introduce a compulsory deferral of part of an executive's earned bonus into Company shares for a three-year period. Subject to the Company's TSR performance against an industry comparator group, there will be an opportunity for those shares to be matched by up to two times, dependent upon the extent to which the TSR performance measure has been met. The new plan is consistent with the Company's remuneration policy, is designed to support the achievement of both short-term and long-term performance targets and introduces a further retention element.

The plan will apply to the Executive Directors, Operating Board Directors and Departmental Directors, comprising around 45 participants in total in 2006/07. The operation of the Annual Bonus Plan described on page 42 will continue to apply to participants at other management grades without any deferral into shares.

Under the new plan, a percentage of participants' earned gross annual bonuses will be deferred into the Company's shares for a period of three years. The compulsory deferral for the Chief Executive will be 25 per cent of his gross bonus, with 20 per cent compulsory deferral for the Chief Financial Officer and Operating Board Directors and 10 per cent for Departmental Directors. This deferral will happen automatically once the bonus payment is confirmed, with the first deferral in May 2007. In addition, participants may elect to defer a further proportion of their gross annual bonus, provided it does not exceed their compulsory deferral level. The Remuneration Committee will have the discretion to waive the deferral element if the bonus pays out at below target levels, namely half of the available maximum.

To create a greater alignment of the Company's interests with those of its shareholders, the Plan measures the Company's TSR performance over a three-year period against a bespoke UK and European retail comparator group comprising: Ahold, Boots, Carrefour, Casino, Delhaize, DSG International, GUS, Kingfisher, Marks & Spencer, Metro, Morrisons, Next and Tesco.

Up to two matched shares may be awarded for each share deferred (calculated on a gross basis), depending on the extent to which the TSR measure is achieved. No shares are awarded for below median performance, and the full match will only apply where the Company achieves first place within the comparator group. At median position the match will be 0.5 shares for each deferred bonus share and the share match will be pro rated at every position between median and first place.

To the extent that the performance condition is met at the end of the three-year performance period, the matched shares will be added to the deferred bonus shares. The deferred bonus shares and half of the matched shares can be accessed immediately while the remainder will be held over for a further year. Dividends or their equivalents will accrue on the shares that vest.

Further details of this plan, including the effect of change of control and participants leaving employment, are set out in the Notice of Annual General Meeting.

iii) Other share plans

In order to encourage wider employee share ownership, the Company provides two all employee share plans for colleagues, namely the Savings Related Share Option Scheme ("SAYE") and the All Employee Share Ownership Plan. Directors may participate in these plans in the same way as all other colleagues and Justin King is currently participating in both plans. As these are all employee plans there are no performance conditions.

The 2000 (five-year) SAYE plan reached maturity on 1 March 2006. Almost 5,000 colleagues could use their savings and tax-free bonus (equal to 7.5 times their four-weekly savings amount) to buy Sainsbury's shares at the 299.00 pence option price. The 2002 (three-year) SAYE plan matured at the same time and a further 5,000 colleagues could use their savings and tax-free bonus (equal to 1.8 times their four-weekly savings amount) to buy Sainsbury's shares at the 239.00 pence option price.

The 2005 SAYE offer resulted in a 38 per cent increase in the number of colleagues taking part, and currently over 32,000 colleagues participate in the SAYE.

iv) Pensions

Justin King and Darren Shapland are members of the Executive Stakeholder Pension Plan which is a defined contribution arrangement which is open to all senior management.

As previously reported, with effect from the start of the 2005/06 financial year, to the extent that basic salary exceeds the earnings cap (£105,600 for the 2005/06 tax year), Company contributions were increased to 25 per cent of basic salary in excess of the cap for the Chief Executive and 20 per cent of basic salary in excess of the cap for all other Executive and Operating Board Directors who are members of the Executive Stakeholder Pension Plan. Justin King and Darren Shapland receive this in the form of a cash pension supplement. The pension earnings cap for 2006/07 will be £108,600. Company contributions to the level of the cap will continue at 12.5 per cent. Directors' contributions will continue at the current level of 5 per cent of salary up to the cap.

v) Benefits

Other benefits for Directors include the provision of company car benefits and free medical insurance.

Performance graph

The graph below shows the TSR performance of an investment of £100 in J Sainsbury plc shares over the last five years compared with an equivalent investment in the FTSE 100 Index. This has been selected to provide an established and broad based index.


£
130
120
110
100
90
80
70
60
March 01
March 02
March 03
March 04
March 05
March 06
J Sainsbury plc
FTSE 100 Index

Shareholding guidelines

To create greater alignment with the interests of shareholders and to recognise the introduction of the new incentive framework, the Committee has proposed that all Executive Directors and Operating Board Directors should build up a shareholding in the Company over a five-year period that is equal to their annual basic salary, and maintain it thereafter. The accumulation period will begin from 2006/07. Justin King, Darren Shapland and the Operating Board Directors have committed to acquire shares equivalent to half their annual salary under the J Sainsbury plc Share Plan 2005 by 31 July 2006. Justin King currently holds 231,984 shares.

Service contracts

Justin King has a service contract which can be terminated by either party by giving 12 months' written notice. If his service contract is terminated without cause, the Company can request that he works his notice period or takes a period of garden leave, or can pay an amount in lieu of notice equal to one times basic salary for the notice period plus 75 per cent of basic salary in lieu of all other benefits including pension and bonus. In addition, if he is dismissed within six months of a change of control the above sum will become payable. The contract contains restrictive covenants, which continue for 12 months after termination. Darren Shapland has a service contract in line with these principles, save that if his service contract is terminated without cause, the maximum payment he would receive would be equal to one times basic salary for his notice period plus 50 per cent of basic salary in lieu of all other benefits. He is required to mitigate his losses and would receive phased payments, which would be reduced or terminated if he secured alternative employment during the notice period. The above sum would also become payable if he was dismissed within six months of a change of control, but only if the change of control occurred within 12 months from the commencement of his contract.

The Executive Directors' service contracts became effective on the following dates:

Executive Director	Contract date
Justin King	29 March 2004
Darren Shapland	1 August 2005
Roger Matthews (left the Company on 24 June 2005)	8 May 2000

Roger Matthews received no compensation on his retirement.

Chairman

The Chairman does not have a service contract. His letter of appointment became effective on 19 July 2004. He was appointed for an initial term of three years renewable on a 12 month rolling basis thereafter by mutual consent. His appointment may be terminated at any time upon six months' written notice from either party. He devotes such time as is necessary to perform his duties and it is anticipated that this is unlikely to be less than an average of three days per week. The Chairman's fees will not be increased in 2006/07.

The Chairman does not participate in any performance related plans.

Non-Executive Directors

Non-Executive Directors do not have service contracts. They are appointed for an initial three-year period, which may be extended for a further term by mutual consent. The initial appointments and any subsequent re-appointments are subject to election or re-election by shareholders. Gary Hughes', Bob Stack's, John McAdam's and Anna Ford's appointments may be terminated on three months' notice from either side. The other Non-Executive Directors' appointments can be terminated without notice.

Non-Executive Directors are paid a basic fee in cash with additional fees being payable to the Senior Independent Director and to the Chairmen of the Audit and Remuneration Committees. The fees are reviewed annually by a sub-committee of the Board, consisting of the Chairman and one or more Executive Directors, which takes into account market rates and the specific responsibilities and time commitments of the role within Sainsbury's. There will be no increase in Non-Executive Directors' fees in 2006/07. Non-Executive Directors do not participate in any performance related plans.

The Non-Executive Directors' letters of appointment became effective on the following dates:

Non-Executive Director	Appointment date
Jamie Dundas	1 September 2000
Anna Ford	2 May 2006
Gary Hughes	1 January 2005
Bridget Macaskill	1 February 2002
Dr John McAdam	1 September 2005
Bob Stack	1 January 2005
June de Moller (left the Company on 1 September 2005)	23 September 1999

The following section provides details of the remuneration, pension and share interests of the Directors for the year ended 25 March 2006 and has been audited.

i) Directors' remuneration

The remuneration of the Directors for the year was as follows:

	Note	Salary/fees £000	Bonus[7] £000	Cash payment on joining	Compensation for loss of office	Pension supplement[9] £000	Benefits[10] £000	Total[12] 2006 £000	Total[12] 2005 £000
Justin King	1	700	590	–	–	149	32	1,471	1,131
Darren Shapland	2,8	261	180	120	–	48	10	619	–
Philip Hampton		395	–	–	–	–	3	398	274
Jamie Dundas		55	–	–	–	–	–	55	47
Gary Hughes	3	45	–	–	–	–	–	45	11
Bridget Macaskill		45	–	–	–	–	–	45	37
John McAdam	4	31	–	–	–	–	–	31	-
Bob Stack		55	–	–	–	–	–	55	13
Directors who have left the Company during the year									
Roger Matthews	5	148	–	–	–	–	5	153	690
June de Moller	6	20	–	–	–	–	–	20	37
Directors who left the Board before the start of the financial year including compensation for loss of office									4,467
Total 2006		1,755	770	120	–	197	50	2,892	
Total 2005		2,086	703	–	3,810	–	108		6,707

1 Highest paid Director.
2 Appointed to the Board on 1 August 2005.
3 Gary Hughes' fees were paid to Emap plc until 25 May 2005.
4 Appointed to the Board on 1 September 2005.
5 Left the Board on 24 June 2005.
6 Left the Board on 1 September 2005.
7 Includes performance bonuses earned in the period under review but not paid in the financial year.
8 As previously disclosed Darren Shapland received a payment of £120,000 as he gave up valuable entitlements worth approximately £300,000 arising from the Carpetright Executive Incentive Plans when he joined the Company. He also received restricted shares to the value of £180,000 see page 48.
9 Justin King and Darren Shapland are members of the Executive Stakeholder Pension Plan. They receive a cash pension supplement equal to 25 per cent (in the case of Justin King) and 20 per cent (in the case of Darren Shapland) of the amount by which their salaries exceed the earnings cap (2005/06: £105,600).
10 Benefits include company car benefits and medical insurance.
11 As previously disclosed in last year's report, under the settlement agreed with Sir Peter Davis in 2004 the Company made periodic payments to him in 2005/06 in lieu of salary until 31 July 2005 totalling £166,667.
12 The totals for 2004/05 and 2005/06 do not include deductions made from basic salary for Saving Money and Reducing Tax ("SMART") pensions.

ii) Pensions

The pension entitlements of the Directors for the year were as follows:

	Age at 25 March 2006 i	Accrued pension at 25 March 2006 ii £000	Director's contribution during the year[2] iii £000	Increase in accrued pension during the year iv £000	Increase in accrued pension during the year (net of inflation) v £000	Transfer value of increase in accrued pension during the year (net of inflation)[1] and net of Director's contribution vi £000	Transfer value of accrued pension at 25 March 2006[1] vii £000	Transfer value of accrued pension at 26 March 2005[1] viii £000	Increase in transfer value over the year, net of Director's contribution =(vii)-(viii)-(iii) ix £000
Roger Matthews	51	88	8	4	4	41	1,096	951	137

1 The transfer values have been calculated in accordance with the guidance note 'GN11' published by the Institute of Actuaries and Faculty of Actuaries.
2 Notional due to SMART pensions.
3 Justin King and Darren Shapland do not appear in the above table, as they are members of the Company's Executive Stakeholder Pension Plan and not the defined benefit scheme. Contributions to the Stakeholder Plan by the Company in 2005/06 were £15,088 (2004/05: £12,750).

The transfer value represents the capital sum that would need to be appropriately invested to provide the relevant pension assuming it is paid from Roger Matthews' normal retirement age. The accrued pension entitlement shown is the amount that would be paid each year following retirement based on his normal retirement date.

In the case of Justin King (under the Executive Stakeholder Pension Plan prior to 2005/06), and Roger Matthews, the Company has agreed to make up that portion of the standard pension entitlement which is in excess of Inland Revenue limits. This obligation is unfunded, although full provision of £887,000 has been made in respect of the period ended 25 March 2006 largely to satisfy Roger Matthews' entitlement (2004/05: £3,777,000).

iii) Long-Term Incentive Plans

Performance Share Plan

Under the Plan, shares conditionally allocated to individuals are released to them in the form of options if the performance condition is met at the end of the three-year performance period. The numbers of shares conditionally allocated since 2003 are shown below. No allocations were made in 2005/06 and the Plan is now closed.

	Number of shares conditionally allocated 26 March 2005	Lapsed during the year	Number of shares conditionally allocated during the year	Mid-market price on date of conditional allocation (pence)	Options granted during the year under the Plan	Mid-market price on day option granted (pence)	Number of shares conditionally allocated 25 March 2006	End of performance period
Justin King								
20.05.04	184,762	–	–	274	–	–	184,762	24.03.07
Roger Matthews								
22.05.03	130,116	39,296	–	256.5	–	–	90,820	25.03.06
20.05.04	130,018	82,405	–	274	–	–	47,613	24.03.07

The above figures for 2003 and 2004 show the maximum award that would be released provided that the Company achieves first position within the comparator group (namely Ahold, Boots, Carrefour, Casino, Dixons, GUS, Kingfisher, Loblaw, Marks & Spencer, Morrisons, Next and Tesco), at the end of the three-year performance period. Shares to the value of 30 per cent of salary will be released at median performance. Awards will be pro rated at every position between the median and first position in the comparator group. The Company's relative performance is determined by reference to TSR, being the increase in the value of a share, including reinvested dividends, over the three-year period. This measure was chosen to incentivise participants for maximising shareholder return over the medium term. Since the end of the financial year it has been confirmed that, as a result of the TSR calculation for the 2003 allocation, 45,410 shares will be released to Roger Matthews on 17 May 2006. The conditional awards for Roger Matthews have been pro rated to the date he left the Company.

On joining the Company, Justin King received a cash equivalent award, which will be pro rated on a time basis over the performance period, as if he had received a conditional award under the grants made in 2003. Based on performance and pro rated time he will receive a cash award in respect of 65,789 shares at the end of May 2006.

Options over ordinary shares

Justin King surrendered 1,007,607 outstanding share options on 13 July 2005 when he joined the J Sainsbury plc Share Plan 2005.

At the end of the year, Roger Matthews' executive share options were as follows:

	Note	Number of options					Weighted average exercise price (pence)	Range of exercise prices (pence)	Date	
		26 March 2005	Granted during the year	Exercised during the year	Lapsed during the year	25 March 2006			From which exercisable	Of expiry
Executive Share Option Plan with performance conditions attached										
Roger Matthews	1,5	231,333	–	–	–	231,333	294	272–319.75	24.11.02	20.11.07
	2	182,358	–	–	–	182,358	417	407–427	07.06.04	20.11.07
	4,6	974,975	–	–	331,661	643,314	273	256.5–287	25.07.05	20.11.07

1 Performance condition of 3.0 per cent real annual average growth in EPS over a rolling three-year period up to the tenth anniversary of the grant.
2 Performance condition of 3.0 per cent real annual average growth in EPS over the three years from the date of grant, which if not satisfied is retested over a four-year period. If the performance condition is not met after the fourth year the option lapses.
3 For each of (1) and (2) above, the performance condition is increased to 4.0 per cent real average annual growth in EPS to the extent that the total value of outstanding options was in excess of four times basic salary at the date of grant.
4 Performance conditions provided that no options will be exercisable for average annual real growth of less than 3 per cent per annum over the three-year performance period, 50 per cent of the option will be exercisable if average real growth of 3 per cent per annum is achieved and, for average real growth of 5 per cent per annum, the option is exercisable in full, with a pro rating between 3 and 5 per cent.
5 The performance conditions attaching to grants up to and including 25 July 2001 have been met.
6 Options held by Roger Matthews as shown above include pro rating.
7 The options outstanding under the Company's Executive Share Option Plan are exercisable at prices between 272.00 and 427.00 pence.

At the end of the year, Justin King's Savings Related Share Options were as follows:

	Number of options					Weighted average exercise price (pence)	Range of exercise prices (pence)	Date	
	26 March 2005	Granted during the year	Exercised during the year	Lapsed during the year	25 March 2006			From which exercisable	Of expiry
Savings Related Share Option Scheme									
Justin King	–	6,969	–	–	6,969	231	231	01.03.11	31.08.11

The Savings Related Share Option Scheme is an all employee share option scheme and has no performance conditions as per Inland Revenue Regulations.

In the period from 26 March 2005 to 25 March 2006, the highest mid-market price of the Company's shares was 335.00 pence and the lowest mid-market price was 271.75 pence and at 25 March 2006 was 330.75 pence.

J Sainsbury plc Share Plan 2005

The table below shows the conditional awards granted under this Plan, which would be released if the Company achieves maximum vesting.

	Date of grant	Core share award	Personal investment	Maximum share award[1]	First exercise date[2]	Last exercise date
Justin King	24.03.05	237,508	118,754	1,662,556	14.05.08	23.03.10
Darren Shapland	01.08.05	102,558	70,224	793,686	14.05.08	23.03.10

1 The maximum share award excludes the personal investment shares acquired by Justin King and Darren Shapland, which must be held for the duration of the Plan. It assumes full vesting.
2 Depending on performance, partial vesting may occur following the Preliminary Results announcement in 2008.
3 The performance conditions attaching to the award are set out on page 86.
4 The J Sainsbury plc Share Plan 2005 is a nil cost option plan.

Restricted Share Plans 2004 and 2005

As previously disclosed, Justin King and Darren Shapland gave up valuable entitlements arising from the Marks & Spencer Executive Incentive plans and the Carpetright Executive Incentive plans respectively when they joined the Company. The Committee agreed to compensate them for these lost entitlements, but rather than making a cash payment, awards of restricted shares were made. As the awards compensate them for lost entitlements there are no performance conditions. Shares will be released on the vesting dates if they remain employees of the Company on the relevant dates.

The awards will vest before the release dates if their service contracts are terminated by the Company other than for cause, in the event of death or on a change of control, unless the awards are replaced by the acquiring company. If they leave employment for any other reason, the awards will be forfeited.

	Number of restricted *shares*	Date of *award*	Date of *release*	Number of shares *released*	Number of shares *lapsed*	Notional gain on release at 286.00 pence per share £000	Vesting *date*
Justin King	191,204	27.03.04	01.06.05	191,204	–	546.8	-
	70,746	27.03.04	–	–	–	–	01.06.06

Justin King retained 112,810 shares arising out of the 2005 release; the remainder was used to fund the income tax and national insurance charge relating to the release.

	Number of restricted shares	Date of award					Vesting date
Darren Shapland	32,200	01.08.05	-	-	-	-	01.08.06
	32,200	01.08.05	-	-	-	-	01.08.07

iv) Directors' interests

Directors' interests in the ordinary shares of the Company and shares held in trust on behalf of Directors are as follows:

	Ordinary shares[2,3]		
	26 March 2005	25 March 2006	16 May[6] 2006
Justin King	–	231,915	231,984
Philip Hampton	–	25,000	25,000
Darren Shapland	–	51,243	51,243
Jamie Dundas	1,050	1,050	1,050
Gary Hughes	–	15,100	15,100
Bridget Macaskill	2,187	2,187	2,187
John McAdam	–	1,000	1,000
Bob Stack	2,800[5]	2,800	2,800

1 The above table has not been audited.

2 Ordinary shares are beneficial holdings which include the Directors' personal holdings and those of their spouses and minor children. They also include the beneficial interests in shares which are held in trust under the Sainsbury's Share Purchase Plan.

3 The Executive Directors are potential beneficiaries of the Company's employee benefit trusts, which are used to satisfy awards under the Company's employee share plans, and are therefore treated as interested in the 23.8 million shares (2005: 24.7 million) held by the Trustees.

4 The Company's Register of Directors' interests contains full details of Directors' interests, shareholdings and options over ordinary shares of the Company.

5 Held in the form of 700 American Depositary Receipts.

6 Includes shares purchased under the Sainsbury's Share Purchase Plan between 25 March 2006 and 16 May 2006.

Approved by the Board on 16 May 2006

Bob Stack
Chairman of the Remuneration Committee

Statement of Directors' responsibilities in respect of the financial statements

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group at the end of the period, and of the profit or loss of the Group for that period.

In preparing financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether the financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union; and
- prepare the financial statements on the going concern basis unless it is inappropriate to assume that the Company will continue in business.

The Directors confirm that they have complied with the above requirements in preparing the financial statements.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for ensuring the operation of systems of internal control and for taking responsible steps to safeguard the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The maintenance and integrity of the J Sainsbury plc website is the responsibility of the Directors; the work carried out by the Auditors does not involve consideration of these matters and, accordingly, the Auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

We have audited the Group and Company financial statements (the "financial statements") of J Sainsbury plc for the 52 weeks to 25 March 2006 which comprise the Group income statement, the Group and Company Statements of recognised income and expense, the Group and Company Balance sheets, the Group and Company Cash flow statements, and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Remuneration report that is described as having been audited.

Respective responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the Annual Report, the Remuneration report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' responsibilities.

Our responsibility is to audit the financial statements and the part of the Remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you if, in our opinion, the Report of the Directors is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Statement of corporate governance reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Chairman's statement, the Chief Executive's operating review, the Financial review, the Report of the Directors, the Statement of corporate governance and the unaudited part of the Remuneration report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Remuneration report to be audited.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 25 March 2006 and of its profit and cash flows for the 52 weeks then ended;
- the Company financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union as applied in accordance with the provisions of the Companies Act 1985, of the state of the Company's affairs as at 25 March 2006 and cash flows for the 52 weeks then ended; and
- the financial statements and the part of the Remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors

London
16 May 2006

Group income statement

	Note	2006 £m	2005 £m
Continuing operations			
Revenue	3	16,061	15,202
Cost of sales		(14,994)	(14,544)
Gross profit		1,067	658
Administrative expenses		(839)	(830)
Other income		1	21
Operating profit/(loss)	4	229	(151)
Finance income	5	30	44
Finance costs	5	(155)	(132)
Share of post-tax profit from joint ventures		–	1
Profit/(loss) before taxation		104	(238)
Analysed as:			
Underlying profit before tax from continuing operations[1]		267	238
Business Review and Transformation operating costs	7	(51)	(497)
IT insourcing costs	8	(63)	–
Profit on sale of properties	4	1	21
Financing fair value movements	5	(12)	–
Debt restructuring costs	5	(38)	–
		104	(238)
Income tax (expense)/credit	9	(46)	51
Profit/(loss) from continuing operations		58	(187)
Discontinued operations			
Profit attributable to discontinued operations		–	375
Profit for the financial year		58	188
Attributable to:			
Equity holders of the parent		64	184
Minority interests		(6)	4
		58	188
Earnings/(losses) per share	10	pence	pence
Basic		3.8	4.1
Diluted		3.8	4.1
From continuing operations:			
Basic		3.8	(17.4)
Diluted		3.8	(17.4)

1 Profit before tax from continuing operations before any gain or loss on the sale of properties, impairment of goodwill, financing fair value movements and one off items that are material and infrequent in nature. In the current financial year, these one off items were the Business Review costs, IT insourcing costs and debt restructuring costs. In the prior financial year, these one off items were the Business Review and Transformation costs.

Statements of recognised income and expense

for the 52 weeks to 25 March 2006

	Note	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Currency translation differences		2	(3)	–	–
Actuarial (losses)/gains on defined benefit pension schemes		(255)	128	–	–
Available-for-sale financial assets					
fair value movements		26	–	–	–
Cash flow hedges					
effective portion of fair value movements		1	–	–	–
transferred to income statement		(1)	–	–	–
Share-based payment tax deduction	9	5	–	–	–
Tax on items recognised directly in equity	9	68	(38)	–	–
Net (loss)/income recognised directly in equity		(154)	87	–	–
Profit for the financial year		58	188	153	350
Total recognised income and expense for the financial year		(96)	275	153	350
Attributable to:					
Equity holders of the parent		(90)	271	153	350
Minority interests		(6)	4	–	–
		(96)	275	153	350
Effect of changes in accounting policy on adoption of IAS 32 and IAS 39:	43				
Equity holders of the parent		(78)		(149)	
Minority interests		–		–	
		(78)		(149)	

at 25 March 2006 and 26 March 2005

	Note	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Non-current assets					
Property, plant and equipment	12	7,060	7,076	251	330
Intangible assets	13	191	203	–	–
Investments	14	10	20	7,231	5,770
Available-for-sale financial assets	17	113	–	–	–
Amounts due from Sainsbury's Bank customers	16b	1,473	1,331	–	–
Other receivables	16a	–	–	1,751	368
Deferred income tax asset	22	55	–	7	–
		8,902	8,630	9,240	6,468
Current assets					
Inventories	15	576	559	–	–
Trade and other receivables	16a	276	319	150	2,885
Amounts due from Sainsbury's Bank customers and other banks	16b	1,888	1,227	–	–
Available-for-sale financial assets	17	52	–	–	–
Investments	18	–	90	–	–
Cash and cash equivalents	28b	1,028	706	411	317
		3,820	2,901	561	3,202
Non-current assets held for sale	19	25	87	–	–
		3,845	2,988	561	3,202
Total assets		12,747	11,618	9,801	9,670
Current liabilities					
Trade and other payables	20a	(2,094)	(2,093)	(5,119)	(2,483)
Amounts due to Sainsbury's Bank customers and other banks	20b	(2,299)	(2,464)	–	–
Short-term borrowings	21	(253)	(354)	(233)	(283)
Derivative financial instruments	31a	(10)	–	(10)	–
Taxes payable		(63)	(55)	9	(29)
Provisions	23	(91)	(70)	(2)	(13)
		(4,810)	(5,036)	(5,355)	(2,808)
Net current (liabilities)/assets		(965)	(2,048)	(4,794)	394
Non-current liabilities					
Other payables	20a	(30)	(31)	(782)	(1,501)
Amounts due to Sainsbury's Bank customers and other banks	20b	(1,009)	(22)	–	–
Long-term borrowings	21	(2,178)	(1,793)	–	(1,704)
Derivative financial instruments	31a	(2)	–	(2)	–
Deferred income tax liability	22	–	(1)	–	–
Provisions	23	(95)	(87)	(31)	(33)
Retirement benefit obligations	32	(658)	(536)	–	–
		(3,972)	(2,470)	(815)	(3,238)
Net assets		3,965	4,112	3,631	3,624
Equity					
Called up share capital	24	489	620	489	620
Share premium account	24	782	761	782	761
Capital redemption reserve	25	668	547	668	547
Other reserves	25	(1)	87	–	–
Retained earnings	26	1,948	2,012	1,692	1,696
Equity shareholders' funds	27	3,886	4,027	3,631	3,624
Minority interests	27	79	85	–	–
Total equity	27	3,965	4,112	3,631	3,624

The financial statements were approved by the Board of Directors on 16 May 2006, and are signed on its behalf:

Justin King Chief Executive

Darren Shapland Chief Financial Officer

for the 52 weeks to 25 March 2006

	Note	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Cash flows from operating activities					
Cash generated from operations	28a	780	946	3,116	1,589
Interest paid		(159)	(107)	(151)	(77)
Corporation tax received/(paid)		3	(71)	20	10
Net cash from operating activities		624	768	2,985	1,522
Cash flows from investing activities					
Purchase of property, plant and equipment		(549)	(710)	(14)	(3)
Purchase of intangible assets		(6)	(14)	–	–
Proceeds from disposal of property, plant and equipment		164	266	151	52
Acquisition of and investment in subsidiaries, net of cash acquired	34,35	(6)	(99)	(1,469)	(1,195)
(Costs)/proceeds from disposal of operations, net of cash disposed		(13)	1,117	(13)	422
Interest received		6	32	112	67
Dividends received		–	–	250	312
Net cash from investing activities		(404)	592	(983)	(345)
Cash flows from financing activities					
Proceeds from issuance of ordinary shares		22	5	22	5
Capital redemption		(9)	(549)	(9)	(549)
Repayment of short-term borrowings		(348)	(14)	(174)	(108)
Repayment of long-term borrowings		(1,701)	(185)	(1,701)	(185)
Proceeds from short-term borrowings		50	–	50	142
Proceeds from long-term borrowings		2,056	–	–	–
Debt restructuring costs		(22)	–	(22)	–
Repayment of capital element of obligations under finance lease borrowings		(1)	(116)	–	–
Interest elements of obligations under finance lease payments		(3)	(8)	–	–
Dividends paid	11a	(131)	(254)	(131)	(254)
B share preference dividends paid	11b	–	(113)	–	(113)
Issue of loan from minority shareholder		9	9	–	–
Net cash from financing activities		(78)	(1,225)	(1,965)	(1,062)
Net increase in cash and cash equivalents		142	135	37	115
Opening cash and cash equivalents		700	513	208	93
Cash attributable to discontinued operations		–	51	–	–
		700	564	208	93
Effects of foreign exchange rates		–	1	–	–
Closing cash and cash equivalents	28b	842	700	245	208

1 General information

J Sainsbury plc is a public limited company ('Company') incorporated in the United Kingdom, whose shares are publicly traded on the London Stock Exchange. The Company is domiciled in the United Kingdom and its registered address is 33 Holborn, London EC1N 2HT, United Kingdom.

The financial year represents the 52 weeks to 25 March 2006 (prior financial year 52 weeks to 26 March 2005). The consolidated financial statements for the 52 weeks to 25 March 2006 comprise the financial statements of the Company and its subsidiaries ('Group') and the Group's interests in associates and joint ventures.

The Group's principal activities are grocery and related retailing and financial services.

2 Accounting policies

(a) Statement of compliance

The Group's financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union and International Financial Reporting Interpretations Committee ("IFRIC") interpretations and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The Company's financial statements have been prepared on the same basis and as permitted by Section 230(3) of the Companies Act 1985, no income statement is presented for the Company.

These are the Group's and Company's first financial statements prepared under IFRS and therefore, IFRS 1 'First-time Adoption of International Financial Reporting Standards' has been applied. The last financial statements under UK Generally Accepted Accounting Principles ("UK GAAP") were for the 52 weeks to 26 March 2005. An explanation of the transition to IFRS is provided in note 42.

(b) Basis of preparation

The financial statements are presented in sterling, rounded to the nearest million (£m) unless otherwise stated. They have been prepared under the historical cost convention, except for derivative financial instruments and available-for-sale financial assets that have been measured at fair value for the 52 weeks to 25 March 2006.

The preparation of financial statements in conformity with IFRS requires the use of judgements, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 2c.

Early adoption of standard

The Amendment to IAS 19 'Employee Benefits' is effective for annual periods beginning 1 January 2006 i.e. financial year beginning 26 March 2006 for the Group. However, the Group has elected to early adopt this amendment and has applied the requirements of the amendment to the Group financial statements for the 52 weeks to 25 March 2006.

Standards, interpretations and amendments to published standards that are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Group's future accounting periods but which the Group has not early adopted. These are set out below:

Effective for the Group for the financial year beginning 26 March 2006:

- Amendment to IAS 39 'Cash Flow Hedge Accounting of Forecast Intragroup Transactions'
- Amendment to IAS 39 'The Fair Value Option'
- Amendments to IAS 39 and IFRS 4 'Financial Guarantee Contracts'
- IFRS 6 'Exploration of and Evaluation of Mineral Resources'
- IFRIC 4 'Determining whether an Arrangement contains a Lease'
- IFRIC 5 'Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds'
- IFRIC 6 'Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment'

Effective for the Group for the financial year beginning 25 March 2007:

- Amendment to IAS 1 'Presentation of Financial Statements – Capital Disclosures'
- IFRS 7 'Financial Instruments: Disclosure'

The Group has considered the above standards, interpretations and amendments and concluded that they are either not relevant to the Group or that they would not have a significant impact on the Group's financial statements.

The accounting policies set out below have been applied consistently to all periods presented in the financial statements and in preparing the opening IFRS balance sheet at 28 March 2004 for the purposes of the transition to IFRS.

The accounting policies have been applied consistently by the Group and the Company.

Consolidation

The Group's financial statements include the results of the Company and all its subsidiaries, together with the Group's share of the post-tax results of its associates and joint ventures.

Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The results of subsidiaries are included in the Group income statement from the date of acquisition, or in the case of disposals, up to the effective date of disposal. Intercompany transactions and balances between Group entities are eliminated upon consolidation.

Associates and joint ventures

Associates are entities that are neither subsidiaries nor joint ventures, over which the Group has significant influence. Joint ventures are jointly controlled entities in which the Group has an interest. The Group's share of the results of its associates and joint ventures are included in the Group income statement using the equity method of accounting.

Investments in associates and joint ventures are carried in the Group balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the entity, less any impairment in value.

Investments in subsidiaries, associates and joint ventures are carried at cost in the financial statements of the Company.

Revenue

Revenue consists of sales through retail outlets and, in the case of Sainsbury's Bank, interest receivable, fees and commissions.

Revenue is recognised when the significant risks and rewards of products and services have been passed to the buyer and can be measured reliably.

Sales through retail outlets are shown net of the cost of Nectar reward points issued and redeemed, staff discounts, vouchers and sales made on an agency basis. Commission income is recognised in revenue based on the terms of the contract.

Sainsbury's Bank

Interest income is recognised in the income statement for all instruments measured at amortised cost using the effective interest method. This calculation takes into account interest received or paid, fees and commissions received or paid, that are integral to the yield as well as incremental transaction costs.

Fees and commissions, that are not integral to the yield, are recognised in the income statement as service is provided. Where there is a risk of potential claw back, an appropriate element of the insurance commission receivable is deferred and amortised over the expected average life of the underlying loan.

Cost of sales

Cost of sales consists of all costs to the point of sale including warehouse and transportation costs, all the costs of operating retail outlets and, in the case of Sainsbury's Bank, interest expense on operating activities, calculated using the effective interest method.

Deferred taxation

Deferred tax is accounted for on the basis of temporary differences arising from differences between the tax base and accounting base of assets and liabilities.

Deferred tax is recognised for all taxable temporary differences, except to the extent where it arises from the initial recognition of an asset or a liability in a transaction that is not a business combination and at the time of transaction, affects neither accounting profit nor taxable profit.

2 Accounting policies continued

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised.

Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Intangible assets

Pharmacy licences

Pharmacy licences are carried at cost less accumulated amortisation and any impairment loss and amortised on a straight-line basis over their useful economic life of 15 years.

Computer software

Computer software is carried at cost less accumulated amortisation and any impairment loss. Externally acquired computer software and software licences are capitalised and amortised on a straight-line basis over their useful economic lives of three to five years. Costs relating to development of computer software for internal use are capitalised once the recognition criteria are met. When the software is available for its intended use, these costs are amortised over the estimated useful life of the software.

Goodwill

Goodwill represents the excess of the fair value of the consideration of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is recognised as an asset on the Group's balance sheet in the year in which it arises. Goodwill is tested for impairment annually and again whenever indicators of impairment are detected and is carried at cost less accumulated impairment losses.

Property, plant and equipment

Land and buildings

Land and buildings are stated at cost less accumulated depreciation and any recognised impairment loss. Properties in the course of construction are held at cost less any recognised impairment loss. Cost includes any directly attributable costs and borrowing costs capitalised in accordance with the Group's accounting policy.

Fixtures, equipment and vehicles

Fixtures, equipment and vehicles are held at cost less accumulated depreciation and any recognised impairment loss.

Depreciation

Depreciation is calculated to write down the cost of the assets to their residual values, on a straight-line method on the following bases:

- Freehold buildings and leasehold properties – 50 years, or the lease term if shorter
- Fixtures, equipment and vehicles – 3 to 15 years
- Freehold land is not depreciated

Land and buildings under construction and non-current assets held for sale are not depreciated.

Impairment of non-financial assets

At each full year balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset, which is the higher of its fair value less costs to sell and its value in use, is estimated in order to determine the extent of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit ("CGU") to which the asset belongs. For tangible and intangible assets excluding goodwill, the CGU is deemed to be each trading store. For goodwill, the CGU is deemed to be each retail chain of stores acquired.

Any impairment charge is recognised in the income statement in the year in which it occurs. Where an impairment loss, other than an impairment loss on goodwill, subsequently reverses due to a change in the original estimate, the carrying amount of the asset is increased to the revised estimate of its recoverable amount.

Capitalisation of interest

Interest costs that are directly attributable to the acquisition or construction of qualifying assets are capitalised to the cost of the asset, gross of tax relief.

Leased assets

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership to the Group. All other leases are classified as operating leases. For property leases, the land and building elements are treated separately to determine the appropriate lease classification.

Finance leases

Assets funded through finance leases are capitalised as property, plant and equipment and depreciated over their estimated useful lives or the lease term, whichever is shorter. The amount capitalised is the lower of the fair value of the asset or the present value of the minimum lease payments during the lease term at the inception of the lease. The resulting lease obligations are included in liabilities net of finance charges. Finance costs on finance leases are charged directly to the income statement.

Operating leases

Assets leased under operating leases are not recorded on the balance sheet. Rental payments are charged directly to the income statement.

Lease incentives

Lease incentives primarily include up-front cash payments or rent-free periods. Lease incentives are capitalised and spread over the period of the lease term.

Leases with predetermined fixed rental increases

The Group has a number of leases with predetermined fixed rental increases. These rental increases are accounted for on a straight-line basis over the period of the lease term.

Operating lease income

Operating lease income consists of rentals from properties held for disposal or sub-tenant agreements and is recognised as earned.

Employee benefits

Pensions

The Group operates various defined benefit and defined contribution pension schemes for its employees. A defined benefit scheme is a pension plan that defines an amount of pension benefit that an employee will receive on retirement. A defined contribution scheme is a pension plan under which the Group pays fixed contributions into a separate entity.

In respect of defined benefit pension schemes, the pension scheme deficit recognised in the balance sheet represents the difference between the fair value of the plan assets and the present value of the defined benefit obligation at the balance sheet date. The defined benefit obligation is actuarially calculated on an annual basis using the projected unit credit method. Plan assets are recorded at fair value.

The income statement charge is split between an operating service cost and a financing charge, which is the net of interest cost on pension scheme liabilities and expected return on plan assets. Actuarial gains and losses are recognised in full in the period, in the statement of recognised income and expense.

Payments to defined contribution pension schemes are charged as an expense as they fall due. Any contributions unpaid at the balance sheet date are included as an accrual as at that date. The Group has no further payment obligations once the contributions have been paid.

Long service awards

The costs of long service awards are accrued over the period the service is provided by the employee.

Share-based payment

The Group provides benefits to employees (including Directors) of the Group in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

The fair value of the employee services rendered is determined by reference to the fair value of the shares awarded or options granted, excluding the impact of any non-market vesting conditions.

All share options are valued using an option-pricing model (Black-Scholes or Monte Carlo). This fair value is charged to the income statement over the vesting period of the share-based payment scheme, with the corresponding increase in equity.

The value of the charge is adjusted in the income statement over the remainder of the vesting period to reflect expected and actual levels of options vesting, with the corresponding adjustment made in equity.

2 Accounting policies continued

Inventories

Inventories are valued at the lower of cost and net realisable value. Inventories at warehouses are valued on a first-in, first-out basis. Those at retail outlets are valued at calculated average cost prices. Cost includes all direct expenditure and other appropriate attributable costs incurred in bringing inventories to their present location and condition.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purposes of the cash flow statement.

Non-current assets held for sale

Non-current assets are classified as assets held for sale and stated at the lower of the carrying amount and fair value less costs to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use.

Foreign currencies

Foreign operations

On consolidation, assets and liabilities of foreign operations are translated into sterling at year end exchange rates. The results of foreign operations are translated into sterling at average rates of exchange for the year.

Exchange differences arising from the retranslation at year end exchange rates of the net investment in foreign operations, less exchange differences on foreign currency borrowings or forward contracts which are in substance part of the net investment in a foreign operation, are taken to equity and are reported in the statement of recognised income and expense.

Foreign currency transactions

Transactions denominated in foreign currencies are translated at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement.

Provisions

Provisions are recognised when there is a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefit will be required to settle the obligation, and where the amount of the obligation can be reliably estimated.

Onerous leases

Provisions for onerous leases, measured net of expected rentals, are recognised when the property leased becomes vacant and is no longer used in the operations of the business.

Restructuring

Provisions for restructuring costs are recognised when the Group has a detailed formal plan for the restructuring that has been communicated to affected parties.

Financial instruments

Financial assets

The Group classifies its financial assets in the following categories: at fair value through profit and loss, loans and receivables, held-to-maturity and available-for-sale. The classification depends on the purpose for which the financial assets were acquired.

'Financial assets at fair value through profit and loss' include financial assets held for trading and those designated at fair value through profit or loss at inception. Derivatives are classified as held for trading unless they are accounted for as an effective hedging instrument. 'Financial assets at fair value through profit and loss' are recorded at fair value, with any gains or losses recognised in the income statement in the period in which they arise.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Group has no intention of trading these loans and receivables. They include amounts due from Sainsbury's Bank customers and amounts due from other banks. Subsequent to initial recognition, these assets are carried at amortised cost using the effective interest method. Income from these financial assets is calculated on an effective yield basis and is recognised in the income statement.

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. Subsequent to initial recognition, these assets are recorded at amortised cost using the effective interest method. Income is calculated on an effective yield basis and is recognised in the income statement.

Available-for-sale ("AFS") investments are those financial assets that are intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates or equity prices. Subsequent to initial recognition, these assets are recorded at fair value with the movements in fair value taken directly to equity until the financial asset is derecognised or impaired at which time the cumulative gain or loss previously recognised in equity is recognised in the income statement. Dividends on AFS equity instruments are recognised in the income statement when the entity's right to receive payment is established. Interest on AFS debt instruments is recognised using the effective interest method.

Purchases and sales of 'financial assets at fair value through profit or loss', held-to-maturity and AFS investments are recognised on trade date. Loans are recognised when cash is advanced to the borrowers. Financial assets are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through the profit and loss. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or where the Group has transferred substantially all risks and rewards of ownership.

Impairment of financial assets

An assessment of whether there is objective evidence of impairment is carried out for all financial assets or groups of financial assets at the balance sheet date. This assessment may be of individual assets ('individual impairment') or of a portfolio of assets ('collective impairment'). A financial asset or a group of financial assets is considered to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

For individual impairment the principal loss event is one or more missed payments, although other loss events can also be taken into account, including arrangements in place to pay less than the contractual payments, fraud and bankruptcy or other financial difficulty indicators. An assessment of collective impairment will be made of financial assets with similar risk characteristics. For these assets, portfolio loss experience is used to provide objective evidence of impairment.

Where there is objective evidence that an impairment loss exists on loans and receivables or held-to-maturity investments, impairment provisions are made to reduce the carrying value of financial assets to the present value of estimated future cash flows discounted at the financial asset's original effective interest rate.

For financial assets carried at amortised cost, the charge to the income statement reflects the movement in the level of provisions made, together with amounts written off net of recoveries in the year.

In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the asset below its cost is considered in determining whether the asset is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement - is removed from equity and recognised in the income statement.

Impairment losses recognised in the income statement on equity instruments are not reversed. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement, the impairment loss is reversed through the income statement.

Interest will continue to accrue on all financial assets, based on the written down balance. Interest is calculated using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. To the extent that a provision may be increased or decreased in subsequent periods, the recognition of interest will be based on the latest balance net of provision.

Financial liabilities

Interest-bearing bank loans and overdrafts are recorded initially at fair value, which is generally the proceeds received, net of direct issue costs. Subsequently, these liabilities are carried at amortised cost using the effective interest method.

2 Accounting policies continued

Finance charges, including premiums payable on settlement or redemption and direct issue costs are accounted for on an accruals basis to the income statement using the effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Fair value estimation
The methods and assumptions applied in determining the fair values of financial assets and financial liabilities are disclosed in note 30.

Redeemable preference shares
Redeemable preference shares that meet the definition of a liability are recognised as a liability on the balance sheet. The corresponding dividends on these shares are recognised as finance costs through the income statement.

Derivative financial instruments and hedge accounting
The Group's activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The Group principally uses foreign exchange forward contracts and interest rate swap contracts to hedge these exposures. The use of financial derivatives is governed by the Group's treasury policies, as approved by the Board. The Group does not use derivative financial instruments for speculative purposes.

All derivative financial instruments are initially measured at fair value on the contract date and are also measured at fair value at subsequent reporting dates.

Hedge relationships are classified as cash flow hedges where the derivative financial instruments hedge the currency risk of future highly probable inventory purchases. Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity and the ineffective portion is recognised immediately in the income statement. If the cash flow hedge of a firm commitment or forecasted transaction results in the recognition of a non-financial asset or liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability.

Hedge relationships are classified as fair value hedges where the derivative financial instruments hedge the change in the fair value of a financial asset or liability due to foreign currency risk and/or interest rate risk. The changes in fair value of the hedging instrument are recognised in the income statement. The hedged item is also adjusted for changes in fair value attributable to the hedged risk, with the corresponding adjustment made in the income statement.

To qualify for hedge accounting, the Group documents at the inception of the hedge, the hedging risk management strategy, the relationship between the hedging instrument and the hedged item or transaction and the nature of the risks being hedged. The Group also documents the assessment of the effectiveness of the hedging relationship, to show that the hedge has been and will be highly effective on an ongoing basis.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as finance income/costs as they arise.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecast transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement for the period.

Offsetting financial instruments
Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

Financial instruments (prior year comparatives)
The Group has taken the exemption available in IFRS 1 not to restate comparatives for IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement'. As such, financial instruments are accounted for and presented in accordance with UK GAAP for the comparatives (52 weeks to 26 March 2005). The Group's accounting policy for financial instruments under UK GAAP is set out below:

The derivative financial instruments used by the Group to manage its interest rate and currency risks are interest rate swaps and swap options, cross currency swaps, forward rate contracts and currency options.

Interest payments or receipts arising from derivative instruments are recognised within net interest payable over the period of the contract. Any premium or discount arising is amortised over the life of the instruments.

Forward currency contracts entered into with respect to trading transactions are accounted for as hedges, with the instruments' impact on profit not recognised until the underlying transaction is recognised in the profit and loss account.

Termination payments made or received in respect of derivatives are spread over the life of the underlying exposure in cases where the underlying exposure continues to exist and taken to the profit and loss account where the underlying exposure ceases to exist.

(c) Judgements and estimates
The Group makes judgements and assumptions concerning the future that impact the application of policies and reported amounts. The resulting accounting estimates calculated using these judgements and assumptions will, by definition, seldom equal the related actual results but are based on historical experience and expectations of future events. The judgements and key sources of estimation uncertainty that have a significant effect on the amounts recognised in the financial statements are discussed below.

Goodwill impairment
The Group is required to assess whether goodwill has suffered any impairment loss, based on the recoverable amounts of its CGUs. The recoverable amounts of the CGUs have been determined based on value in use calculations and these calculations require the use of estimates in relation to future cash flows and suitable discount rates as disclosed in note 13. Actual outcomes could vary from these estimates.

Impairment of assets
Financial and non-financial assets are subject to impairment reviews based on whether current or future events and circumstances suggest that their recoverable amount may be less than their carrying value. Recoverable amount is based on a calculation of expected future cash flows which includes management assumptions and estimates of future performance.

Post-employment benefits
The Group operates various defined benefit schemes for its employees. The present value of the schemes liabilities recognised at the balance sheet date is dependent on interest rates of high quality corporate bonds. The net financing charge recognised in the income statement is dependent on the interest rate of high quality corporate bonds and an expectation of the weighted average returns on the assets within the schemes. Other key assumptions within this calculation are based on market conditions or estimates of future events, including mortality rates, as set out in note 32.

Provisions
Provisions have been estimated for onerous leases and restructuring costs. These provisions are estimates and the actual costs and timing of future cash flows are dependent on future events. Any difference between expectations and the actual future liability will be accounted for in the period when such determination is made.

Income taxes
The Group recognises expected liabilities for tax based on an estimation of the likely taxes due, which requires significant judgement as to the ultimate tax determination of certain items. Where the actual liability arising from these issues differs from these estimates, such differences will have an impact on income tax and deferred tax provisions in the period when such determination is made.

3 Segment reporting

The Group's primary reporting format is business segments, with each segment representing a business unit that offers different products and serves different markets.

The businesses are organised into two operating divisions:
- Retailing (Supermarkets and Convenience); and
- Financial services (Sainsbury's Bank).

All material continuing operations are carried out in the UK. Discontinued operations relate to the US supermarkets business, Shaw's, which was sold in the prior financial year.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

3 Segment reporting continued

	Retailing £m	Financial services £m	Group £m
2006			
Segment revenue			
Sales to external customers	15,731	-	15,731
Services to external customers	-	330	330
Total revenue	15,731	330	16,061
Underlying operating profit/(loss) from continuing operations[1]	352	(10)	342
Business Review and Transformation operating costs	(51)	-	(51)
IT insourcing costs	(63)	-	(63)
Profit on sale of properties	1	-	1
Segment result	239	(10)	229
Finance income			30
Finance costs			(155)
Income tax expense			(46)
Profit for the financial year			58
Assets	9,058	3,679	12,737
Investment in joint ventures	10	-	10
Segment assets			12,747
Segment liabilities	5,281	3,501	8,782
Other segment items			
Capital expenditure	518	7	525
Depreciation expense	442	7	449
Amortisation expense	19	2	21
Impairment of amounts due from Sainsbury's Bank customers	-	106	106
2005			
Segment revenue			
Sales to external customers	14,914	-	14,914
Services to external customers	-	288	288
Total revenue	14,914	288	15,202
Underlying operating profit from continuing operations[1]	308	17	325
Business Review and Transformation operating costs	(497)	-	(497)
Profit on sale of properties	21	-	21
Segment result	(168)	17	(151)
Finance income			44
Finance costs			(132)
Share of post-tax profit from joint ventures	1	-	1
Income tax credit			51
Profit attributable to discontinued operations	375	-	375
Profit for the financial year			188
Assets	8,754	2,854	11,608
Investment in joint ventures	10	-	10
Segment assets			11,618
Segment liabilities	4,843	2,663	7,506
Other segment items			
Capital expenditure	885	16	901
Depreciation expense	717	5	722
Amortisation expense	24	2	26
Impairment of amounts due from Sainsbury's Bank customers	-	64	64

1 Underlying profit before tax from continuing operations before finance income and finance costs.

4 Operating profit/(loss)

	2006 £m	2005 £m
Operating profit/(loss) is stated after charging/(crediting) the following items:		
Employee costs (note 6)	1,793	1,753
Depreciation expense[1]	449	722
Amortisation expense (included within cost of sales)	21	26
Profit on sale of properties	(1)	(21)
Impairment of amounts due from Sainsbury's Bank customers (included within administrative expenses)	106	64
Operating lease rentals - land and buildings	262	269
- other leases	31	21
- sublease payments received	(24)	(32)

1 Included in the depreciation expense for the 52 weeks to 26 March 2005 is £283 million of depreciation relating to the Business Review.

Operating profit/(loss) above includes £51 million (2005: £497 million) of Business Review and Transformation operating costs (note 7) and £63 million of IT insourcing costs (note 8), of which £50 million (2005: £431 million) is included in costs of sales and £64 million (2005: £66 million) is included in administration expenses.

	2006 £m	2005 £m
Auditors' remuneration - Group		
Audit services		
statutory audit	0.8	0.6
Further assurance services	0.4	0.5
Taxation advisory services	0.3	0.2
	1.5	1.3

The Company audit fee was £0.1 million (2005: £0.1 million).

5 Finance income and finance costs

	2006 £m	2005 £m
Interest on bank deposits	7	33
Net return on pension schemes (note 32)	23	11
Finance income	30	44
Financing fair value movements[1]		
Fair value losses - Financial services	(4)	-
- Retailing	(8)	-
	(12)	-
Debt restructuring costs	(38)	-
Borrowing costs		
Bank loans and overdrafts	(3)	(3)
Other loans	(107)	(126)
B share preference dividends (note 21)	(1)	-
Obligations under finance leases	(3)	(8)
Provisions - amortisation of discount (note 23)	(1)	-
	(115)	(137)
Amounts included in the cost of qualifying assets		
Interest capitalised - qualifying assets	10	5
Finance costs	(155)	(132)

1 Fair value movements relate to fair value adjustments on derivatives relating to financing activities and hedged items in fair value hedges.

Total interest income amounted to £217 million (2005: £220 million), including interest income attributable to Sainsbury's Bank of £210 million (2005: £187 million) included in revenue. Total interest costs amounted to £230 million (2005: £237 million) including interest costs attributable to Sainsbury's Bank of £115 million (2005: £100 million) included in cost of sales.

6 Employee costs

	2006 £m	2005 £m
Employee costs for the Group during the year amounted to:		
Wages and salaries, including bonus and termination benefits	1,565	1,545
Social security costs	101	95
Pension costs - defined contribution schemes	23	20
Pension costs - defined benefit schemes (note 32)	81	85
Share-based payments expense (note 33)	23	8
	1,793	1,753

	Number 000's	Number 000's
The average number of employees during the year were:		
Full-time	49.2	49.8
Part-time	104.1	105.1
	153.3	154.9
Full-time equivalent	96.2	97.4
The average number of employees (full-time equivalent) were employed in the following countries:		
United Kingdom	96.2	96.0
United States	–	1.4
	96.2	97.4

7 Business Review and Transformation operating costs

The Business Transformation Programme concluded in the year ended 26 March 2005, with no further costs recognised in the current financial year. Business Review costs in the current financial year are primarily employee and pension related costs, as set out below:

	2006 £m	2005 £m
Business Transformation operating costs	–	22
IT systems	–	145
Employee and pension related	47	41
Inventories	–	90
Supply chain	–	119
Property	–	65
Other	4	15
Business Review operating costs	51	475
Total Business Review and Transformation operating costs	51	497

8 IT insourcing costs

On 27 October 2005, the Group announced that the IT services previously provided by Accenture would be migrated back to the Group, together with a number of Accenture employees. The costs associated with the transition process are £63 million, of which £3 million has been paid by 25 March 2006. The remaining £60 million of costs are held within provisions (note 23).

9 Income tax expense

	2006 £m	2005 £m
Current tax expense		
Current year	38	6
Over provision in prior years	(2)	(4)
	36	2
Deferred tax expense		
Origination and reversal of temporary differences	15	(53)
Over provision in prior years	(5)	–
	10	(53)
Total income tax expense/(credit) in income statement	46	(51)
Tax expense on underlying profit		
Tax on underlying profit from continuing operations[1]	95	89
Tax on Business Review and Transformation operating costs	(15)	(140)
Tax on IT insourcing costs	(19)	–
Tax on financing fair value movements	(3)	–
Tax on debt restructuring costs	(12)	–
	46	(51)

1 Tax charge attributable to underlying profit before tax from continuing operations.

The effective tax rate of 44.2 per cent (2005: 21.4 per cent) is higher than the standard rate of corporation tax in the UK. The differences are explained below:

	2006 £m	2005 £m
Profit/(loss) before taxation	104	(238)
Income tax at UK corporation tax rate of 30% (2005: 30%)	31	(71)
Effects of:		
Disallowed depreciation on UK properties	21	19
Non-deductible expenses	1	5
Over provision in prior years	(7)	(4)
Total income tax expense/(credit) in income statement	46	(51)

The deferred income tax charged or credited to equity during the year is as follows:

	2006 £m	2005 £m
Tax on items recognised directly in equity		
Actuarial gains and losses on defined benefit pension schemes	(75)	38
Available-for-sale financial assets – fair value movements	7	–
	(68)	38
Share-based payment tax deduction	(5)	–
	(73)	38

10 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held by the Employee Share Ownership Plan trusts (note 26), which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the year.

Underlying earnings per share is provided by excluding the effect of any gain or loss on the sale of properties, impairment of goodwill, financing fair value movements and one off items that are material and infrequent in nature. In the current financial year, these one off items were the Business Review costs, IT insourcing costs and debt restructuring costs. In the prior financial year, these one off items were the Business Review and Transformation costs. This alternative measure of earnings per share is presented to reflect the Group's underlying trading performance.

	2006 million	2005 million
Weighted average number of shares in issue	1,679.0	1,749.9
Weighted average number of dilutive share options	13.2	6.7
Total number of shares for calculating diluted earnings per share	1,692.2	1,756.6

	£m	£m
Profit for the financial year attributable to equity holders of the parent	64	184
Less: preference dividend on B shares classified in equity	–	(113)
Profit for the financial year after B share preference dividends	64	71
Less: profit attributable to discontinued operations	–	(375)
Profit/(loss) from continuing operations after B share preference dividends	64	(304)
Add: preference dividend on B shares classified in equity	–	113
Business Review and Transformation operating costs, net of tax	36	357
IT insourcing costs, net of tax	44	–
profit on sale of properties	(1)	(21)
financing fair value movements, net of tax	7	–
debt restructuring costs, net of tax	26	–
Underlying profit after tax from continuing operations	176	145

	pence per share	pence per share
All operations		
Basic earnings	3.8	4.1
Diluted earnings	3.8	4.1
Continuing operations		
Basic earnings	3.8	(17.4)
Diluted earnings	3.8	(17.4)
Underlying basic earnings	10.5	8.3
Underlying diluted earnings	10.4	8.3
Discontinued operations		
Basic earnings	–	21.4
Diluted earnings	–	21.4

11 Dividend

(a) Equity dividends

	2006 pence per share	2005 pence per share	2006 £m	2005 £m
Amounts recognised as distributions to equity holders in the year:				
Final dividend of prior financial year	5.65	11.36	95	218
Interim dividend of current financial year	2.15	2.15	36	36
	7.80	13.51	131	254

After the balance sheet date, a final dividend of 5.85 pence per share (2005: 5.65 pence per share) was proposed by the Directors in respect of the 52 weeks to 25 March 2006, resulting in a total final proposed dividend of £99 million (2005: £95 million). The proposed final dividend has not been included as a liability at 25 March 2006.

(b) B share preference dividends

	2006 £m	2005 £m
B share preference dividend	–	113

In the current financial year, the B shares have been classified as short-term borrowings (note 21) on adoption of IAS 32 (note 43). Accordingly, preference dividends paid in respect of B shares are shown as finance costs in the income statement (note 5) and as part of operating activities in the cash flow statement for the current financial year.

12 Property, plant and equipment

	Group			Company
	Land and buildings £m	Fixtures and equipment £m	Total £m	Land and buildings £m
Cost				
At 27 March 2005	6,234	4,235	10,469	349
Additions	284	228	512	14
Acquisition of subsidiaries	4	–	4	–
Disposals	(79)	(140)	(219)	(95)
Transfer to assets held for sale	(25)	–	(25)	–
At 25 March 2006	6,418	4,323	10,741	268
Accumulated depreciation and impairment				
At 27 March 2005	922	2,471	3,393	19
Depreciation expense for the year	77	372	449	3
Disposals	(29)	(132)	(161)	(5)
At 25 March 2006	970	2,711	3,681	17
Net book value at 25 March 2006	5,448	1,612	7,060	251
Capital work-in-progress included above	309	44	353	–
Cost				
At 28 March 2004	6,897	4,368	11,265	379
Additions	464	318	782	3
Acquisition of subsidiaries	7	15	22	–
Disposal of subsidiaries	(859)	(329)	(1,188)	–
Disposals	(192)	(144)	(336)	(33)
Transfer to assets held for sale	(101)	–	(101)	–
Exchange adjustments	18	7	25	–
At 26 March 2005	6,234	4,235	10,469	349
Accumulated depreciation and impairment				
At 28 March 2004	1,044	2,107	3,151	18
Depreciation expense for the year	132	590	722	2
Disposal of subsidiaries	(232)	(151)	(383)	–
Disposals	(14)	(78)	(92)	(1)
Transfer to assets held for sale	(14)	–	(14)	–
Exchange adjustments	6	3	9	–
At 26 March 2005	922	2,471	3,393	19
Net book value at 26 March 2005	5,312	1,764	7,076	330
Capital work-in-progress included above	306	63	369	–

	Group		Company	
	2006 £m	2005 £m	2006 £m	2005 £m
The net book value of land and buildings comprised:				
Freehold land and buildings	4,166	4,211	70	147
Long leasehold	818	741	181	183
Short leasehold	464	360	–	–
	5,448	5,312	251	330

Interest capitalised

Interest capitalised included in additions amounted to £10 million (2005: £5 million) for the Group and £nil (2005: £nil) for the Company. Accumulated interest capitalised included in the cost total above amounted to £244 million (2005: £247 million) for the Group and £nil (2005: £nil) for the Company. The capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation is 5.3 per cent (2005: 5.2 per cent).

Security

Property, plant and equipment of 127 supermarket properties, with a net book value of £2,515 million are pledged as security for the new long-term financing obtained in the current financial year (note 21).

In addition, property, plant and equipment of a further six supermarket properties, with a net book value of £75 million has been pledged as security to underpin the residual value guarantee given by the Group with regards to 16 supermarket properties sold in March 2000 and ten supermarket properties sold in July 2000 (note 40).

12 Property, plant and equipment continued

Analysis of assets held under finance leases – Group

	2006 £m	2005 £m
Land and buildings		
Cost	55	55
Accumulated depreciation and impairment	(21)	(19)
Net book value	34	36

13 Intangible assets

	Goodwill £m	Pharmacy licences £m	Software £m	Total £m
Cost				
At 27 March 2005	106	35	115	256
Additions	–	1	5	6
Acquisition of subsidiaries	3	–	–	3
At 25 March 2006	109	36	120	265
Accumulated amortisation and impairment				
At 27 March 2005	–	12	41	53
Amortisation expense for the year	–	2	19	21
At 25 March 2006	–	14	60	74
Net book value at 25 March 2006	109	22	60	191
Cost				
At 28 March 2004	186	31	104	321
Additions	–	4	11	15
Acquisition of subsidiaries	82	–	–	82
Disposal of subsidiaries	(165)	–	–	(165)
Exchange adjustments	3	–	–	3
At 26 March 2005	106	35	115	256
Accumulated amortisation and impairment				
At 28 March 2004	–	9	18	27
Amortisation expense for the year	–	3	23	26
At 26 March 2005	–	12	41	53
Net book value at 26 March 2005	106	23	74	203

The goodwill balance above relates to the acquisition of the Group's subsidiaries - Bells Stores Ltd, Jacksons Stores Ltd, JB Beaumont Ltd and SL Shaw Ltd - and is allocated to the respective cash-generating units ("CGUs") within the retail segment. The CGUs for this purpose are deemed to be the respective acquired retail chains of stores. The value of the goodwill was tested for impairment during the current financial year by means of comparing the recoverable amount of each CGU to the carrying value of its goodwill.

To calculate the CGU's value in use, Board approved cash flows for the following financial year are assumed to inflate at the long-term average growth rate for the UK food retail sector and are discounted at ten per cent.

Based on the operating performance of the respective CGUs, no impairment loss was deemed necessary in the current financial year.

14 Investments

	Group		Company	
	2006 £m	2005 £m	2006 £m	2005 £m
Shares in subsidiaries	–	–	7,225	5,764
Investments in joint ventures	10	10	6	6
Other unlisted investments	–	10	–	–
	10	20	7,231	5,770

The lists of principal operating subsidiaries and principal joint ventures are given in note 35 and note 36 respectively.

15 Inventories

	2006 £m	2005 £m
Goods held for resale	576	559

16 Receivables

(a) Trade and other receivables

	Group		Company	
	2006 £m	2005 £m	2006 £m	2005 £m
Non-current				
Amounts due from Group entities	–	–	1,751	368
Current				
Trade receivables	33	27	–	–
Amounts due from Group entities	–	–	148	2,856
Other receivables	54	130	2	29
	87	157	150	2,885
Prepayments and accrued income	189	162	–	–
	276	319	150	2,885

Trade receivables are non-interest bearing and are on commercial terms. Other receivables are generally non-interest bearing.

Concentrations of credit risk with respect to trade and other receivables are limited due to the Group's customer base being large and unrelated.

(b) Amounts due from Sainsbury's Bank customers and other banks

	2006 £m	2005 £m
Non-current		
Loans and advances to customers	1,487	1,342
Impairment of loans and advances	(14)	(11)
	1,473	1,331
Current		
Loans and advances to customers	1,049	1,311
Loans to other banks	996	–
Impairment of loans and advances	(157)	(84)
	1,888	1,227

Loans and advances to customers and other banks accrue interest at commercial borrowing rates.

17 Available-for-sale financial assets

	2006 £m	2005 £m
Non-current		
Unlisted equity investments	1	–
Other financial asset	112	–
	113	–
Current		
Treasury bills	47	–
Floating rate notes	5	–
	52	–

The other financial asset represents the Group's beneficial interest in a property investment pool. This asset has been recognised on adoption of IAS 39 (note 43) in the current financial year.

Treasury bills are repayable on 24 April 2006 and earn interest at 4.32 per cent. Floating rate notes are repayable on 14 June 2006 and earn interest at 4.68 per cent.

18 Current asset investments

	2006 £m	2005 £m
Sainsbury's Bank working capital investments		
Treasury bills and other bills	–	75
Debt securities	–	15
	–	90

Current asset investments above have been classified as available-for-sale financial assets (note 17) in the current financial year on adoption of IAS 32 (note 43).

19 Non-current assets held for sale

Assets held for sale of £25 million (2005: £87 million) consist of properties held in the retail operations division. Sale of these assets is expected to occur in the next financial year beginning 26 March 2006.

20 Payables

(a) Trade and other payables

	Group		Company	
	2006 £m	2005 £m	2006 £m	2005 £m
Current				
Trade payables	1,419	1,393	–	–
Amounts due to Group entities	–	–	5,074	2,403
Other payables	418	395	45	12
Accruals and deferred income	257	305	–	68
	2,094	2,093	5,119	2,483
Non-current				
Amounts due to Group entities	–	–	782	1,501
Other payables	–	4	–	–
Accruals and deferred income	30	27	–	–
	30	31	782	1,501

The Group's policy on payment of creditors is to agree terms of payment prior to commencing trade with a supplier and to abide by those terms on the timely submission of satisfactory invoices.

Deferred income relates to the accounting for leases with fixed rental increases and lease incentives on a straight-line basis over the term of the lease.

(b) Amounts due to Sainsbury's Bank customers and other banks

	2006 £m	2005 £m
Current		
Deposits by banks	–	32
Customer accounts	2,299	2,432
	2,299	2,464
Non-current		
Deposits by banks	1,009	22

Amounts due to Sainsbury's Bank customers and other banks are generally repayable on demand and accrues interest at commercial borrowing rates.

21 Borrowings

	Group 2006 £m	Group 2005 £m	Company 2006 £m	Company 2005 £m
Short-term borrowings				
Bank overdrafts	186	6	166	109
Bank loans	50	174	50	–
Short-term notes	–	174	–	174
8% Irredeemable unsecured loan stock	5	–	5	–
B shares liability	12	–	12	–
	253	354	233	283
Long-term borrowings				
Secured loans				
12 year loan due 2018	1,186	–	–	–
25 year loan due 2031	895	–	–	–
Unsecured loans				
Loan from minority shareholder	45	36	–	–
Medium-term notes				
£314.5m 5.25% Notes due 2007	–	314	–	314
€800m 5.625% Notes due 2008	–	487	–	487
£300m 6.5% Notes due 2012	–	300	–	300
£250m 6.125% Notes due 2017	–	250	–	250
£350m 6% Notes due 2032	–	350	–	350
8% Irredeemable unsecured loan stock	–	3	–	3
Obligations under finance leases	52	53	–	–
	2,178	1,793	–	1,704
Total borrowings	2,431	2,147	233	1,987

Bank overdrafts and bank loans

Bank overdrafts are repayable on demand and bank loans mature within the next 12 months after balance sheet date. Both bank overdrafts and bank loans carry floating rates of interest.

Irredeemable unsecured loan stock

The eight per cent irredeemable unsecured loan stock was issued in 1974 in an issue amount of £3 million, and has a carrying value of £5 million. As part of the debt restructuring completed in March 2006, the Company has determined to tender for these notes during the next financial year beginning 26 March 2006.

B shares liability

Preference B shares were issued on 12 July 2004, as part of the return of share capital in the prior financial year (note 24). B shareholders have no voting rights except in a resolution for the winding up of the Company, in the event of which they would be entitled to 35 pence per B share and the relevant proportion of the dividends outstanding.

A preference dividend calculated at the rate of 75 per cent of the six-month LIBOR is paid in respect of outstanding B shares, until their redemption, which is fixed at 35 pence per B share. The redemption dates are 18 January and 18 July each year until 18 July 2007. The current preference dividend rate is 3.43 per cent (2005: 3.67 per cent).

On adoption of IAS 32 (note 43) in the current financial year, preference B shares have been classified as a financial liability. Accordingly, preference dividend paid in respect of B shares has been classified as borrowing costs (note 5) in the income statement and shown as part of operating activities in the cash flow statement for the current financial year.

Total preference dividend paid in respect of B shares amounted to £1 million (2005: £113 million).

A reconciliation of B shares liability for the 52 weeks to 25 March 2006 is shown below:

	B shares million	B shares £m
At 27 March 2005	–	–
IAS 32 adjustment	382	133
Restated at 27 March 2005	382	133
B shares converted to deferred shares and subsequently cancelled	(320)	(112)
B shares redemption	(28)	(9)
At 25 March 2006	34	12

21 Borrowings continued

Secured loans

On 24 March 2006, the Group raised £2,071 million of new long-term financing secured on 127 of its supermarket properties (note 12). Simultaneously, the Company repurchased its unsecured medium-term notes of £1,701 million.

The long-term financing comprises loans from two finance companies as follows:

- a fixed rate loan with a principal value of £1,203 million at a weighted average rate of 4.97 per cent stepping up to 5.36 per cent from April 2013 (effective interest rate of 5.20 per cent and carrying amount of £1,186 million) repayable over 12 years; and
- a loan with a principal value of £868 million at a fixed rate of 2.36 per cent where principal and interest are uplifted annually by RPI with a cap at five per cent and floor at nil per cent (effective interest rate of 4.70 per cent and carrying amount of £895 million) repayable over 25 years.

The Group entered into three interest rate swaps to convert £782 million of the £1,203 million loan from fixed to floating rates of interest. This transaction has been accounted for as a fair value hedge (note 31a).

Loan from minority shareholder

The loan from minority shareholder comprises £18 million (2005: £9 million) of floating rate subordinated undated loan capital and £27 million (2005: £27 million) of floating rate subordinated dated loan capital (note 37c).

Obligations under finance leases

	Minimum lease payments		Present value of minimum lease payments	
	2006 £m	2005 £m	2006 £m	2005 £m
Amounts payable under finance leases:				
Within 1 year	3	3	-	-
Within 2 to 5 years inclusive	13	13	1	1
After 5 years	211	215	51	52
	227	231	52	53
Less: future finance charges	(175)	(178)		
Present value of lease obligations	52	53		
Disclosed as:				
Current	-	-		
Non-current	52	53		
	52	53		

Finance leases have effective interest rates of 4.30 per cent to 9.00 per cent. The average remaining lease term is 99 years.

Borrowing facilities

As part of the debt restructuring completed in March 2006, the Group amended its existing £600 million five-year syndicated bank facility due 2010 into a floating rate £400 million 364 day revolving credit facility with a 12 month term-out option. As at 25 March 2006, there were £nil drawings under this facility (2005: £nil drawings under 2005 bank facility).

22 Deferred taxation

The movements in deferred income tax assets and liabilities during the financial year, prior to the offsetting of the balances within the same tax jurisdiction, are shown below.

Group	Accelerated tax depreciation £m	Fair value gains £m	Other £m	Total £m
Deferred income tax liabilities				
At 27 March 2005	(152)	(6)	(27)	(185)
IAS 39 adjustment	–	(7)	–	(7)
Restated at 27 March 2005	(152)	(13)	(27)	(192)
Charged to income statement	(6)	–	(3)	(9)
Charged to equity	–	(7)	–	(7)
At 25 March 2006	(158)	(20)	(30)	(208)

	Provisions £m	Retirement benefit obligations £m	Share-based payment £m	Tax losses £m	Total £m
Deferred income tax assets					
At 27 March 2005	22	161	1	–	184
Charged to income statement	–	(9)	7	1	(1)
Charged to equity	–	75	5	–	80
At 25 March 2006	22	227	13	1	263
Net deferred income tax asset/(liability)					
At 25 March 2006					55
At 26 March 2005					(1)

Company	Fair value losses £m
Deferred income tax assets	
At 27 March 2005	–
IAS 39 adjustment	7
Restated at 27 March 2005	7
Charged to income statement or equity	–
At 25 March 2006	7

Deferred income tax assets have been recognised in respect of all income tax losses and other temporary differences giving rise to deferred income tax assets because it is probable that these assets will be recovered. Deferred income tax assets and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the balances on a net basis.

23 Provisions

	Group				Company		
	Onerous leases £m	Restructuring and disposal provisions £m	Long service awards £m	Total £m	Onerous leases £m	Disposal provision £m	Total £m
At 27 March 2005	85	65	7	157	13	33	46
Charge to income statement							
Additional provisions	5	99	–	104	–	–	–
Unused amounts released	(8)	–	–	(8)	–	–	–
Utilisation of provision	(27)	(41)	–	(68)	(6)	(7)	(13)
Amortisation of discount	1	–	–	1	–	–	–
At 25 March 2006	56	123	7	186	7	26	33

	Group		Company	
	2006 £m	2005 £m	2006 £m	2005 £m
Disclosed as:				
Current	91	70	2	13
Non-current	95	87	31	33
	186	157	33	46

The onerous lease provision covers residual lease commitments of up to 28 years, after allowance for existing or anticipated sublet rental income.

The restructuring provisions of £97 million include employee and pension related costs of £37 million as part of the Business Review (note 7) and IT insourcing costs of £60 million (note 8). The disposal provisions of £26 million relate to indemnities arising from the disposal of subsidiaries, the timing of utilisation of which is uncertain.

Long service awards are accrued over the period the service is provided by the employee.

24 Called up share capital and share premium account

	2006 million	2005 million	2006 £m	2005 £m
Group and Company				
Authorised share capital				
Ordinary shares of 28⁴/₇ pence each (2005: 28⁴/₇ pence)	2,450	2,450	700	700
Preference B shares of 35 pence each (2005: 35 pence)	2,100	2,100	735	735
Called up share capital				
Allotted and fully paid				
Ordinary shares	1,711	1,702	489	487
Preference B shares	–	382	–	133
			489	620
Share premium account				
Share premium			782	761

In the current financial year, B shares have been classified as short-term borrowings (note 21) on adoption of IAS 32 (note 43).

The movements in the called up share capital are set out below:

	Ordinary shares million	B shares million	Ordinary shares £m	B shares £m	Share premium £m
At 27 March 2005	1,702	382	487	133	761
IAS 32 adjustment	–	(382)	–	(133)	1
Restated at 27 March 2005	1,702	–	487	–	762
Allotted in respect of share option schemes	9	–	2	–	20
At 25 March 2006	**1,711**	**–**	**489**	**–**	**782**
At 28 March 2004	1,943	–	486	–	1,438
Issue of B shares	–	1,943	–	680	(680)
B shares redemption	–	(1,561)	–	(547)	–
B share issue costs	–	–	–	–	(1)
Consolidation of ordinary shares	(243)	–	–	–	–
Allotted in respect of share option schemes	2	–	1	–	4
At 26 March 2005	1,702	382	487	133	761

In the prior financial year, shareholders approved a £680 million return of share capital, by way of a B share scheme, at the Company's Extraordinary General Meeting on 12 July 2004. Shareholders were given the option of receiving an initial dividend payment of 35 pence for each B share held or redeeming the B shares immediately or in the future at 35 pence per share.

Total capital returned to shareholders by 26 March 2005 amounted to £659 million, of which £112 million was by way of initial dividend payment and £547 million was through share redemption. The B shares, which received the initial dividend, were subsequently converted to deferred shares. The deferred shares were redeemed at the close of business on 13 May 2005 for a total consideration of one pence and were cancelled.

In addition to the initial dividend of £112 million, a further £1 million of preference dividend was paid in respect of outstanding B shares. These dividends were shown as part of financing activities in the cash flow statement for the prior financial year.

Redemptions are shown as part of financing activities in the cash flow statement and transfers have been made from the profit and loss account to the capital redemption reserve.

In addition to the return of capital, there was also a share consolidation in the prior financial year whereby for every eight existing ordinary shares of 25 pence each held at the close of business on 16 July 2004, shareholders received seven new ordinary shares of 28⁴/₇ pence each. As a result of this, the number of ordinary shares in issue reduced by 243 million.

25 Capital redemption and other reserves

	Group and Company	Group				
	Capital redemption reserve £m	Currency translation reserve £m	Actuarial gains/ (losses) £m	Available-for-sale assets £m	Cash flow hedge reserve £m	Total other reserves £m
At 27 March 2005	547	(3)	90	–	–	87
IAS 39 adjustment	–	–	–	71	–	71
Restated at 27 March 2005	547	(3)	90	71	–	158
B shares redemption	121	–	–	–	–	–
Currency translation differences	–	2	–	–	–	2
Actuarial losses on defined benefit pension schemes	–	–	(180)	–	–	(180)
Available-for-sale financial assets						
fair value movements	–	–	–	19	–	19
Cash flow hedges						
effective portion of fair value movements	–	–	–	–	1	1
transferred to income statement	–	–	–	–	(1)	(1)
At 25 March 2006	668	(1)	(90)	90	–	(1)
At 28 March 2004	–	–	–	–	–	–
B shares redemption	547	–	–	–	–	–
Currency translation differences	–	(3)	–	–	–	(3)
Actuarial gains on defined benefit pension schemes	–	–	90	–	–	90
At 26 March 2005	547	(3)	90	–	–	87

26 Retained earnings

	Group			Company
	Own shares £m	Profit and loss account £m	Total retained earnings £m	Retained earnings £m
At 27 March 2005	(85)	2,097	2,012	1,696
IAS 32 and IAS 39 adjustments	–	(17)	(17)	(17)
Restated at 27 March 2005	(85)	2,080	1,995	1,679
Profit for the year	–	64	64	153
Dividends paid	–	(131)	(131)	(131)
Share-based payment	–	28	28	–
B shares redemption	–	(9)	(9)	(9)
Shares vested	1	–	1	–
At 25 March 2006	(84)	2,032	1,948	1,692
At 28 March 2004	(86)	2,821	2,735	2,262
Profit for the year	–	184	184	350
B share preference dividends	–	(113)	(113)	(113)
Dividends paid	–	(254)	(254)	(254)
Share-based payment	–	8	8	–
B shares redemption	–	(547)	(547)	(547)
B shares redemption expenses	–	(2)	(2)	(2)
Shares vested	1	–	1	–
At 26 March 2005	(85)	2,097	2,012	1,696

Own shares held by Employee Share Ownership Plan ("ESOP") trusts

The Group owned 24,224,676 (2005: 24,741,086) of its ordinary shares of 28⁴/₇ pence nominal value each. At 25 March 2006, the total nominal value of the own shares was £6.9 million (2005: £7.1 million).

404,228 (2005: 404,228) of the own shares are held by an ESOP trust on behalf of certain Directors and senior employees under the Group's Performance Share Plan. The remaining 23,820,448 shares (2005: 24,336,858) are held by an ESOP trust for the Executive Share Option Plan. The ESOP trusts waive the rights to the dividends receivable in respect of the shareholder under the above schemes.

The cost of the own shares is deducted from equity in the Group financial statements. The market value of the own shares at 25 March 2006 was £80.1 million (2005: £72.5 million).

27 Reconciliation of movements in equity

Group	Called up share capital £m	Share premium account £m	Capital redemption and other reserves £m	Retained earnings £m	Equity shareholders' funds £m	Minority interests £m	Total equity £m
At 27 March 2005	620	761	634	2,012	4,027	85	4,112
IAS 32 and IAS 39 adjustments	(133)	1	71	(17)	(78)	–	(78)
Restated at 27 March 2005	487	762	705	1,995	3,949	85	4,034
Profit for the year	–	–	–	64	64	(6)	58
Dividends paid	–	–	–	(131)	(131)	–	(131)
Share-based payment	–	–	–	28	28	–	28
Currency translation differences	–	–	2	–	2	–	2
Actuarial losses on defined benefit pension schemes	–	–	(180)	–	(180)	–	(180)
Available-for-sale financial assets							
fair value movements	–	–	19	–	19	–	19
Cash flow hedges							
effective portion of fair value movements	–	–	1	–	1	–	1
transferred to income statement	–	–	(1)	–	(1)	–	(1)
B shares redemption	–	–	121	(9)	112	–	112
Shares vested	–	–	–	1	1	–	1
Allotted in respect of share option schemes	2	20	–	–	22	–	22
At 25 March 2006	**489**	**782**	**667**	**1,948**	**3,886**	**79**	**3,965**
At 28 March 2004	486	1,438	–	2,735	4,659	81	4,740
Profit for the year	–	–	–	184	184	4	188
B share preference dividends	–	–	–	(113)	(113)	–	(113)
Dividends paid	–	–	–	(254)	(254)	–	(254)
Share-based payment	–	–	–	8	8	–	8
Currency translation differences	–	–	(3)	–	(3)	–	(3)
Actuarial gains on defined benefit pension schemes	–	–	90	–	90	–	90
Issue of B shares[1]	680	(681)	–	–	(1)	–	(1)
B shares redemption[2]	(547)	–	547	(549)	(549)	–	(549)
Shares vested	–	–	–	1	1	–	1
Allotted in respect of share option schemes	1	4	–	–	5	–	5
At 26 March 2005	620	761	634	2,012	4,027	85	4,112

1 Share premium account includes B shares issue costs of £1 million.
2 Retained earnings include B shares redemption expenses of £2 million.

Company	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Retained earnings £m	Total equity £m
At 27 March 2005	620	761	547	1,696	3,624
IAS 32 and IAS 39 adjustments	(133)	1	–	(17)	(149)
Restated at 27 March 2005	487	762	547	1,679	3,475
Profit for the year	–	–	–	153	153
Dividends paid	–	–	–	(131)	(131)
B shares redemption	–	–	121	(9)	112
Allotted in respect of share option schemes	2	20	–	–	22
At 25 March 2006	**489**	**782**	**668**	**1,692**	**3,631**
At 28 March 2004	486	1,438	–	2,262	4,186
Profit for the year	–	–	–	350	350
B share preference dividends	–	–	–	(113)	(113)
Dividends paid	–	–	–	(254)	(254)
Issue of B shares[1]	680	(681)	–	–	(1)
B shares redemption[2]	(547)	–	547	(549)	(549)
Allotted in respect of share option schemes	1	4	–	–	5
At 26 March 2005	620	761	547	1,696	3,624

1 Share premium account includes B shares issue costs of £1 million.
2 Retained earnings include share redemption expenses of £2 million.

28 Notes to the cash flow statements

(a) Reconciliation of operating profit/(loss) to cash generated from operations

	Group		Company	
	2006 £m	2005 £m	2006 £m	2005 £m
Operating profit/(loss)	229	(151)	48	11
Adjustments for:				
Depreciation expense	449	722	3	2
Amortisation expense	21	26	-	-
Profit on sale of properties	(1)	(21)	(50)	(15)
Foreign exchange differences	-	-	(30)	17
Share-based payments expense	23	8	-	-
Operating cash flows before changes in working capital	721	584	(29)	15
Changes in working capital				
(Increase)/decrease in inventories	(17)	38	-	-
Decrease in current available-for-sale financial assets	38	119	-	-
Decrease/(increase) in trade and other receivables	7	17	1,337	(249)
Increase in amounts due from Sainsbury's Bank customers and other banks	(805)	(423)	-	-
Increase in trade and other payables	83	275	1,808	1,823
Increase in amounts due to Sainsbury's Bank customers and other banks	819	286	-	-
(Decrease)/increase in provisions and other liabilities[1]	(66)	50	-	-
Cash generated from operations	780	946	3,116	1,589

1 Includes £110 million of cash paid into the defined benefit pension schemes (note 32).

(b) Cash and cash equivalents

For the purposes of the cash flow statements, cash and cash equivalents comprise the following:

	Group		Company	
	2006 £m	2005 £m	2006 £m	2005 £m
Cash and cash equivalents	1,028	706	411	317
Bank overdrafts (note 21)	(186)	(6)	(166)	(109)
	842	700	245	208

29 Analysis of net debt

	27 March 2005 £m	IAS 32 and IAS 39 adjustments £m	*Restated* 27 March 2005 £m	Cash flow £m	Other non-cash movements £m	25 March 2006 £m
Current assets						
Cash and cash equivalents (excluding Sainsbury's Bank)	585	103	688	174	-	862
Sainsbury's Bank cash and cash equivalents	121	-	121	45	-	166
Derivative financial instruments	-	7	7	(4)	(3)	-
	706	110	816	215	(3)	1,028
Non-current assets						
Derivative financial instruments	-	151	151	(169)	18	-
Current liabilities						
Bank overdrafts	(6)	(103)	(109)	(77)	-	(186)
Borrowings	(348)	(143)	(491)	321	103	(67)
Derivative financial instruments	-	(36)	(36)	(2)	28	(10)
	(354)	(282)	(636)	242	131	(263)
Non-current liabilities						
Borrowings	(1,704)	(181)	(1,885)	(46)	(150)	(2,081)
Finance leases	(53)	-	(53)	1	-	(52)
Loan from minority shareholder	(36)	-	(36)	(9)	-	(45)
Derivative financial instruments	-	(1)	(1)	-	(1)	(2)
	(1,793)	(182)	(1,975)	(54)	(151)	(2,180)
	(2,147)	(464)	(2,611)	188	(20)	(2,443)
Total net debt	(1,441)	(203)	(1,644)	234	(5)	(1,415)
Of which:						
Net debt (excluding Sainsbury's Bank)	(1,526)	(203)	(1,729)	198	(5)	(1,536)
Sainsbury's Bank	85	-	85	36	-	121
	(1,441)	(203)	(1,644)	234	(5)	(1,415)

Net debt incorporates the Group's borrowings (including accrued interest), bank overdrafts, fair value of derivatives and obligations under finance leases, less cash and cash equivalents. Sainsbury's Bank derivatives and borrowings, which relate to the working capital of the bank, are excluded from the Group net debt.

Reconciliation of net cash flow to movement in net debt

	2006 £m	2005 £m
Increase in cash and cash equivalents	142	135
Decrease in debt	91	190
Loans and finance leases disposed of with subsidiaries	-	230
Movement in finance leases	1	116
Foreign exchange adjustments and other non-cash movements	(5)	(24)
Decrease in net debt before impact of IAS 32 and IAS 39	229	647
IAS 32 and IAS 39 adjustments to net debt	(203)	-
Decrease in net debt in the year	26	647
Opening net debt at the beginning of the year	(1,441)	(2,088)
Closing net debt at the end of the year	(1,415)	(1,441)

30 Financial risk management

Treasury management

Treasury policies are reviewed and approved by the Board. The Chief Executive and Chief Financial Officer have joint delegated authority from the Board to approve finance transactions up to £300 million.

The central treasury function is responsible for managing the Group's liquid resources, funding requirements and interest rate and currency exposures. Group policy permits the use of derivative instruments but only for reducing exposures arising from underlying business activity and not for speculative purposes.

Sainsbury's Bank

Treasury operations in respect of Sainsbury's Bank ('the Bank') are managed separately from the central treasury function. Responsibility for the control of risk within the Bank is vested in the Risk Management Committee, which reports directly to the Board of Directors of Sainsbury's Bank.

Financial instruments

The Group holds or issues financial instruments to finance its operations and to manage the interest rate and currency risks associated with its sources of finance. Various other financial instruments e.g. trade receivables and payables also arise out of the Group's commercial operations.

The Group finances its operations by a combination of secured loans from finance companies, unsecured bank loans, commercial paper, share capital and cash generated by operating subsidiaries. The Group borrows in sterling at fixed, floating and inflation-linked rates of interest, using swaps and options where appropriate to generate the desired interest rate profile. The main risks arising from the Group's use of financial instruments include interest and foreign exchange rate risk, liquidity risk and credit risk.

Sainsbury's Bank

Through its normal operations, the Bank is exposed to a number of risks, the most significant of which are interest rate risk, liquidity risk and credit risk. The Bank uses fixed rate borrowings for interest rate risk management purposes. The Bank does not hold a derivative portfolio at 25 March 2006.

Interest rate risk

The Group's exposure to interest rate fluctuations is managed through the use of interest rate swaps and options. The Group's objectives are to match the interest rate profiles of its borrowings to that of its revenues, to minimise interest expense and reduce rate volatility by holding an appropriate mix of borrowings at fixed, floating and inflation-linked rates of interest. Group policy provides that the relative proportion of fixed, floating and inflation-linked borrowings may be varied within defined bands around neutral benchmarks.

Sainsbury's Bank

The Bank uses sensitivity analysis to assess the effect on earnings of interest rate fluctuations and to determine the extent of measures required to mitigate the risk arising from mismatches in the Bank's operations. Where possible, the Bank takes advantage of natural hedging opportunities between fixed rate assets and liabilities with similar repricing dates. Net repricing gaps are managed within the limits set by the Risk Management Committee using fixed rate funding.

Currency risk

The Group incurs currency exposure in respect of overseas trade purchases made in currencies other than sterling. The Group uses a programme of rolling forward contracts to reduce the exchange rate risk associated with these purchases, which may be either contracted or not contracted. Gains and losses on these contracts are deferred in equity when the transaction qualifies for hedge accounting in accordance with IAS 39 'Financial instruments: Recognition and Measurement'.

Sainsbury's Bank

The Bank is not exposed to currency risk at 25 March 2006 as it does not have any assets or liabilities denominated in currencies other than sterling.

Liquidity risk

The Group's exposure to liquidity risk is managed by pre-funding cash flow requirements and maturing debt obligations, maintaining a diversity of funding sources and spreading debt repayments over a range of maturities.

The Group's core funding takes the form of term loans secured over property assets. Short-term funds are raised on the wholesale money markets and through the issue of commercial paper under the Company's €1 billion Euro Commercial Paper programme. Contingent liquidity is maintained through a new 364 day revolving credit facility with a 12 month term-out option, entered into in March 2006. As at 25 March 2006, there were £nil drawings under this facility (2005: £nil drawings under 2005 bank facility).

Sainsbury's Bank

To manage liquidity risk, the Bank maintains a stock of high quality liquid assets that can be readily sold to meet the Bank's obligations to depositors and other creditors. The portfolio of assets is managed on a daily basis and within the framework set by the supervising authority, the Financial Services Authority.

Credit risk

The Group's exposure to credit risk is managed by limiting credit positions to banks or financial institutions carrying A1/P1 credit ratings. Counterparty exposures are monitored on a regular basis and dealing activity is controlled through the use of dealing mandates and the operation of standard settlement instructions.

Sainsbury's Bank

Credit limits have been established for all counterparties based on their respective credit ratings. The limits and proposed counterparties are reviewed and approved by the Risk Management Committee and Board of Directors of Sainsbury's Bank annually, or as required.

Fair value estimation

The fair values of short-term deposits, receivables, overdrafts, payables and loans of a maturity of less than one year are assumed to approximate to their book values.

The fair value of interest rate swaps is based on the market price of comparable instruments at the balance sheet date if they are publicly traded. The fair value of the forward currency contracts has been determined based on market forward exchange rates at the balance sheet date.

In the case of bank loans and other loans due after more than one year, the fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Group for similar financial instruments.

The fair values of amounts due from and due to Sainsbury's Bank customers and other banks are estimated based on cash flows discounted using current market rates of interest and current money market interest rates for debts with similar maturity and credit risk characteristics.

The fair value of the other financial asset is based on the market values of the underlying property portfolio.

31 Financial instruments

(a) Disclosures for 2006 – in accordance with IFRS

	Group £m	Company £m
Derivative liabilities		
Current		
Interest rate swaps – non-designated hedges	(10)	(10)
Non-current		
Interest rate swaps – fair value hedge	(2)	(2)

Interest rate swaps – non-designated hedges

The Group maintains two interest rate swaps that convert floating rate borrowings into fixed rates of interest. Under the terms of the first swap the Group pays a fixed rate of 4.09 per cent and receives three-month LIBOR on £150 million to November 2030. The counterparty may exercise an option to cancel this swap on quarterly dates through to August 2030. Under the terms of the second swap the Group pays a fixed rate of 6.40 per cent and receives a fixed spread above six-month LIBOR on £100 million to July 2008. The counterparty may exercise an option to cancel this swap in July 2006 and July 2007.

Interest rate swaps – fair value hedge

The Group has entered into three interest rate swaps to convert a total of £782 million of the fixed rate secured loan due in 2018 to floating rates of interest (note 21). Under the terms of the swaps, the Group receives fixed interest at rates varying from 4.86 per cent to 5.22 per cent and pays floating rate interest at fixed spreads above three-month LIBOR.

Foreign exchange forward contracts – cash flow hedges

At 25 March 2006, the Group held a portfolio of foreign exchange forward contracts with a fair value of £0.2 million to hedge its exposure to foreign exchange rate risk on its future highly probable trade purchases. The Group has purchased €136 million and sold sterling at rates ranging from 0.69 to 0.70 with maturities from April to November 2006 and purchased US$48 million and sold sterling at rates ranging from 1.72 to 1.79 with maturities from April to November 2006.

At 25 March 2006, an unrealised gain of £0.2 million is included in equity in respect of these contracts. These gains will be transferred to the income statement over the next eight months from balance sheet date.

Interest rate risk

The following table sets out the carrying amount, by maturity, of the financial instruments that are exposed to interest rate risk:

	Less than one year £m	One to two years £m	Two to five years £m	More than five years £m	2006 Total £m
Group					
Floating rate					
Cash and cash equivalents	1,028	–	–	–	1,028
Amounts due from Sainsbury's Bank customers and other banks	754	–	–	198	952
Bank overdrafts	(186)	–	–	–	(186)
Bank loan	(50)	–	–	–	(50)
B shares liability	(12)	–	–	–	(12)
Secured loan due 2031	(7)	(7)	(29)	(852)	(895)
Interest rate swaps on secured loan due 2018	–	–	–	(782)	(782)
Other interest rate swaps[1]	–	–	100	150	250
Loan from minority shareholder	–	–	(18)	(27)	(45)
Amounts due to Sainsbury's Bank customers and other banks	(2,299)	–	–	–	(2,299)
Fixed rate					
Available-for-sale financial assets	52	–	–	–	52
Amounts due from Sainsbury's Bank customers and other banks	1,408	339	590	72	2,409
Irredeemable unsecured loan stock	(5)	–	–	–	(5)
Amounts due to Sainsbury's Bank customers and other banks	(404)	(483)	(122)	–	(1,009)
Secured loan due 2018	(17)	(27)	(89)	(1,053)	(1,186)
Interest rate swap on secured loan due 2018	–	–	–	782	782
Other interest rate swaps[1]	–	–	(100)	(150)	(250)
Finance lease obligations	–	–	(1)	(51)	(52)
Company					
Floating rate					
Cash and cash equivalents	411	–	–	–	411
Amounts due from Group entities	47	–	22	33	102
Bank overdrafts	(166)	–	–	–	(166)
Bank loan	(50)	–	–	–	(50)
B shares liability	(12)	–	–	–	(12)
Amounts due to Group entities (after interest rate swaps)	(5,024)	–	–	(782)	(5,806)
Other interest rate swaps[1]	–	–	100	150	250
Fixed rate					
Amounts due from Group entities	–	314	–	1,382	1,696
Irredeemable unsecured loan stock	(5)	–	–	–	(5)
Other interest rate swaps[1]	–	–	(100)	(150)	(250)

1 Other interest rate swaps cancellable at the option of the counterparty.

31 Financial instruments continued

Interest on financial instruments classified as floating rate is repriced at intervals of less than one year. Interest on financial instruments classified as fixed rate is fixed until maturity of the instrument.

The other financial instruments of the Group and Company that are not included in the above tables are non-interest bearing and are therefore not subject to interest rate risk.

Foreign currency risk

After taking into account forward contracts the Group had net euro denominated monetary assets of £nil, US dollar denominated monetary assets of £nil and Australian dollar monetary assets of £nil. The Group has net euro denominated trade creditors of £5 million and US dollar denominated trade creditors of £4 million.

Fair value

Set out below is a comparison by category of carrying amounts and fair values of all financial instruments that are carried in the financial statements at other than fair values.

The fair values of short-term deposits, receivables, overdrafts, payables and loans of a maturity of less than one year are assumed to approximate to their book values, and are excluded from the analysis below.

	Group		Company	
	Carrying amount £m	Fair value £m	Carrying amount £m	Fair value £m
Financial assets				
Amounts due from Sainsbury's Bank customers	1,473	1,473	–	–
Amounts due from Group entities	–	–	1,751	1,751
Financial liabilities				
Amounts due to Sainsbury's Bank customers and other banks	(1,009)	(1,009)	–	–
Amounts due to Group entities	–	–	(782)	(782)
Secured loans	(2,081)	(2,081)	–	–
Loan from minority shareholder	(45)	(45)	–	–
Obligations under finance leases	(52)	(52)	–	–

(b) Disclosures for 2005 – in accordance with UK GAAP

Debtors receivable, creditors payable, Sainsbury's Bank loans and advances to customers and Sainsbury's Bank customer accounts due in less than one year are excluded from the analysis.

Fair values of financial assets and financial liabilities

	2005	
	Book value £m	Fair value £m
Primary financial instruments held or issued to finance Group operations		
Borrowings due within one year	(354)	(354)
Borrowings due after one year	(1,704)	(1,778)
Other creditors	(89)	(89)
Deposits maturing in one year	592	592
Primary financial instruments held or issued to finance Sainsbury's Bank		
Loan from minority shareholder	(36)	(36)
Deposits by banks due within one year	(32)	(32)
Deposits by banks due after one year	(22)	(22)
Deposits maturing in one year	211	211
Loans and advances to customers due after one year	1,342	1,342
Derivative financial instruments held to manage the interest and currency profile		
Interest rate and currency swaps	–	127
Forward foreign exchange contracts	–	(1)

The fair value of financial assets and financial liabilities are calculated by reference to market prices wherever these are available and otherwise by discounting future cash flows at prevailing interest and exchange rates.

31 Financial instruments continued

Interest rate profile

After taking into account various interest rate and currency swaps the interest rate profiles of the Group's financial assets and financial liabilities were:

	Total £m	Floating rate financial assets £m	Fixed rate financial assets £m
Financial assets			
Sterling - Retail	580	573	7
Sterling - Sainsbury's Bank	1,553	211	1,342
US dollar	8	8	–
Other	4	4	–
At 26 March 2005	2,145	796	1,349

Floating rate financial assets comprise bank balances linked to bank base rates and money market fund balances and money market deposits bearing interest rates linked to LIBOR. *The fixed rate financial assets have a weighted average interest rate of 7.75 per cent fixed for an average period of 0.7 years.*

					Fixed rate debt	
	Total £m	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Financial liabilities on which no interest is paid £m	Weighted average interest rate %	Average time for which rate is fixed years
Financial liabilities						
Sterling - Retail	2,147	1,775	368	4	5.44	2.5
Sterling - Sainsbury's Bank	90	36	54	–	4.96	1.2
At 26 March 2005	2,237	1,811	422	4	5.38	2.4

Floating rate financial liabilities comprise bank overdrafts linked to bank base rates and money market loans, commercial paper, bank borrowings and interest rate swaps bearing interest rates linked to LIBOR. The financial liabilities on which no interest is paid do not have predetermined dates of payment and therefore a weighted average period of maturity cannot be calculated.

Onerous leases are considered to be a floating rate financial liability as, in establishing the provision, the cash flows have been discounted. The discount rate is reappraised at each half yearly reporting date to ensure that it reflects current market assessments of the time value of money and the risks specific to the liability.

The above analysis excludes a cancellable swap in a notional principal amount of £150 million under which the Company pays a fixed rate of 4.09 per cent and receives floating rate LIBOR. The counterparty may exercise an option to cancel the swap on quarterly dates through to August 2030.

Currency exposures

After taking into account forward contracts the Group had net euro denominated monetary assets of £36 million, US dollar denominated monetary assets of £33 million and Australian dollar monetary assets of £1 million. The Group has net euro denominated trade creditors of £8 million and Australian dollar denominated trade creditors of £1 million.

Sainsbury's Bank is not exposed to currency risk at 26 March 2005 and does not have any assets or liabilities denominated in currencies other than sterling so no currency risk arises.

Gains and losses on hedges

The Group's unrecognised and deferred gains and losses in respect of hedges were:

	Unrecognised			Recognised		
	Gain £m	Loss £m	Total gain/(loss) £m	Gain £m	Loss £m	Total gain/(loss) £m
Gains and losses on hedges at 28 March 2004	168	(52)	116	–	(10)	(10)
Arising in previous years included in income	(3)	16	13	–	10	10
Gains and losses not included in income						
Arising in previous years	165	(36)	129	–	–	–
Arising in current year	2	(5)	(3)	–	–	–
Gains and losses on hedges at 26 March 2005	167	(41)	126	–	–	–
Of which:						
Gains and losses expected to be included in income within 12 months from balance sheet date	8	(2)	6	–	–	–
Gains and losses expected to be included in income after 12 months from balance sheet date	159	(39)	120	–	–	–

32 Retirement benefit obligations

Retirement benefit obligations relate to two funded defined benefit schemes, the J Sainsbury Pension and Death Benefit Scheme ("JSPDBS") and the J Sainsbury Executive Pension Scheme ("JSEPS") and an unfunded pension liability relating to senior employees. The defined benefit schemes were closed to new employees on 31 January 2002. The assets of these schemes are held separately from the Group's assets.

The defined benefit schemes were subject to a triennial valuation carried out by Watson Wyatt, the schemes' independent actuaries, at March 2003, on the projected unit basis. The results of this valuation have been used to determine the current employer and employee contribution rates respectively.

The unfunded pension liability is unwound when each employee reaches retirement and takes their pension from the Group payroll or is crystallised in the event of an employee leaving or retiring and choosing to take the provision as a one off cash payment.

In the current financial year, the Group utilised funds obtained from the new long-term financing (note 21) to make an additional one off contribution of £350 million into the pension schemes which, together with additional annual contributions, are designed to fund the reported deficit of the pension schemes as at 8 October 2005. The one off contribution of £350 million is divided into two tranches - £110 million paid in cash on 24 March 2006 and the remaining £240 million to be paid in cash on 19 May 2006.

The amounts recognised in the balance sheet are as follows:

	2006 £m	2005 £m
Present value of funded obligations	(4,361)	(3,503)
Fair value of plan assets	3,710	2,976
	(651)	(527)
Present value of unfunded obligations	(7)	(9)
Retirement benefit obligations	(658)	(536)
Deferred income tax asset	227	161
Net retirement benefit obligations	(431)	(375)

The retirement benefit obligations and the associated deferred income tax asset are shown within different line items on the face of the balance sheet.

The amounts recognised in the income statement are as follows:

	2006 £m	2005 £m
Current service cost – funded schemes	(68)	(75)
Current service cost – unfunded scheme	(1)	(3)
Past service cost	(12)	(7)
Total included in employee costs (note 6)	(81)	(85)
Interest cost on pension scheme liabilities	(190)	(180)
Expected return on plan assets	213	191
Total included in finance income (note 5)	23	11
Total income statement expense	(58)	(74)

Of the expense recognised in operating profit, £65 million (2005: £68 million) is included in cost of sales and £16 million (2005: £17 million) is included in administrative expenses.

The actual return on pension scheme assets net of expenses was £644 million (2005: £325 million).

The amounts recognised in the statement of recognised income and expense are as follows:

	2006 £m	2005 £m
Net actuarial (losses)/gains recognised during the year	(255)	128
Cumulative actuarial (losses)/gains recognised	(127)	128

32 Retirement benefit obligations continued

The movements in the funded retirement benefit obligations are as follows:

	2006 £m	2005 £m
Beginning of year	(3,503)	(3,329)
Current service cost	(68)	(75)
Past service cost	(12)	(7)
Interest cost	(190)	(180)
Contributions by plan participants	(8)	(8)
Actuarial losses	(683)	(6)
Benefits paid	103	102
End of year	**(4,361)**	(3,503)

The movements in the fair value of plan assets are as follows:

	2006 £m	2005 £m
Beginning of year	2,976	2,664
Expected return on plan assets	213	191
Actuarial gains	428	134
Contributions by employer	188	81
Contributions by plan participants	8	8
Benefits paid	(103)	(102)
End of year	**3,710**	2,976

The principal actuarial assumptions used at the balance sheet date are as follows:

	2006 %	2005 %
Discount rate	4.9	5.5
Expected return on plan assets	6.6	7.1
Future salary increases	2.85	2.75
Future pension increases	2.85	2.75

The life expectancy at the balance sheet date for a pensioner at normal retirement age is as follows:

	2006 years	2005 years
Male pensioner	20.9	20.9
Female pensioner	23.2	23.2

The major categories of plan assets as a percentage of total plan assets are as follows:

	2006 %	2005 %
Equities	62	66
Bonds	33	29
Property	4	4
Other	1	1
	100	100

The expected return on assets has been derived as the weighted average of the expected returns from each of the main asset classes. The expected return for each asset class reflects a combination of historical performance analysis, the forward looking view of the financial markets (as suggested by the yield available) and the views of investment organisations.

The history of experience adjustments on the plans for the current and previous financial years is as follows:

	2006 £m	2005 £m
Present value of retirement benefit obligations	(4,368)	(3,512)
Fair value of plan assets	3,710	2,976
Deficit	(658)	(536)
Experience loss on plan liabilities	(27)	(6)
Experience gain on plan assets	428	134

The expected contributions to defined benefit schemes for the next financial year beginning 26 March 2006 are £324 million including the one off contribution of £240 million to be paid on 19 May 2006.

33 Share-based payments

The Group recognised £23 million (2005: £8 million) of employee costs (note 6) related to share-based payment transactions made during the financial year. The Group operates various share-based payment schemes as set out below:

(a) Savings Related Share Option Scheme ("SAYE")

The Group operates a Savings Related Share Option Scheme, which is open to all UK employees with more than six months continuous service. This is an approved Inland Revenue Scheme and was established in 1980. Under the SAYE scheme, participants remaining in the Group's employment at the end of the three-year or five-year savings period are entitled to use their savings to purchase shares of the Company at a stated exercise price. Employees leaving for certain reasons are able to use their savings to purchase shares within six months of their leaving.

At 25 March 2006, UK employees held 24,033 five-year savings contracts (2005: 25,625) in respect of options over 21.6 million shares (2005: 20.1 million) and 23,265 three-year savings contracts (2005: 24,985) in respect of options over 13.8 million shares (2005: 13.1 million).

A reconciliation of option movements is shown below:

	2006		2005	
	Number of options million	Weighted average exercise price pence	Number of options million	Weighted average exercise price pence
Outstanding at beginning of year	33.2	248	34.8	276
Granted	13.2	231	10.8	217
Forfeited	(4.4)	239	(5.9)	259
Exercised	(3.6)	264	(1.4)	253
Expired	(3.0)	288	(5.1)	363
Outstanding at end of year	**35.4**	**237**	33.2	248
Exercisable at end of year	**1.7**	**278**	3.3	285

The weighted average share price during the period for options exercised over the year was 317 pence (2005: 290 pence).

Details of options at 25 March 2006 are set out below:

Date of grant	Date of expiry	Exercise price pence	Options outstanding 2006 million	Options outstanding 2005 million
7 January 2000 (5 year period)	31 August 2005	253	–	1.1
28 November 2000 (5 year period)	31 August 2006	299	1.1	2.8
20 December 2001 (3 year period)	31 August 2005	302	–	2.2
20 December 2001 (5 year period)	31 August 2007	302	2.6	3.0
3 January 2003 (3 year period)	31 August 2006	239	0.6	2.7
3 January 2003 (5 year period)	31 August 2008	239	3.3	3.8
17 December 2003 (3 year period)	31 August 2007	241	2.6	3.1
17 December 2003 (5 year period)	31 August 2009	241	3.3	3.9
15 December 2004 (3 year period)	31 August 2008	217	4.1	5.1
15 December 2004 (5 year period)	31 August 2010	217	4.8	5.5
15 December 2005 (3 year period)	31 August 2009	231	6.6	–
15 December 2005 (5 year period)	31 August 2011	231	6.4	–
			35.4	33.2

Options granted during the year were valued using the Black-Scholes option-pricing model. No performance conditions were included in the fair value calculations. The fair value per option granted during the year and the assumptions used in the calculation are as follows:

		2006	2005
Share price at grant date (pence)		**306**	267
Exercise price (pence)		**231**	217
Expected volatility	– 3 year period (%)	**23.9**	30.6
	– 5 year period (%)	**27.3**	33.6
Option life	– 3 year period (years)	**3.2**	3.2
	– 5 year period (years)	**5.2**	5.2
Expected dividends (expressed as dividend yield %)		**2.7**	2.9
Risk-free interest rate	– 3 year period (%)	**4.2**	4.6
	– 5 year period (%)	**4.2**	4.7
Fair value per option	– 3 year period (pence)	**91**	79
	– 5 year period (pence)	**103**	94

The expected volatility is based on the standard deviation of the Group's share price for the period immediately prior to the date of grant of award, over the period identical to the vesting period of the award, adjusted for management's view of future volatility of the share price.

33 Share-based payments continued

(b) Executive Share Option Plan ("ESOP")

Under the Executive Share Option Plan, participants were granted options to purchase shares in the Company at a stated exercise price. The maximum annual option award is two times basic salary and the actual grants were agreed by the Remuneration Committee according to the assessed performance and potential of participants.

The exercise of options is conditional upon a performance target based on the growth in the Company's underlying earnings per share ("EPS") relative to inflation over a three-year period. The Committee reviews the performance condition prior to the annual award of options to ensure that it is set at appropriately challenging levels. EPS is measured against a fixed starting point over the performance period beginning with the year in which the option was granted.

For the ESOP grants made in the prior financial year, the performance conditions provided that no options will vest for average annual real growth of less than three per cent per annum over the three-year performance period, 50 per cent of the option will vest if average real growth of three per cent per annum is achieved and for average real growth of five per cent per annum, the option is exercisable in full, with a pro rating between three and five per cent. To the extent that the condition is not satisfied in full after three years, it will be retested on a fixed point basis over four and then five financial years. To the extent the condition is not met after five financial years, the option will lapse.

Once the options vest, participants remaining in the Group's employment or leaving for certain reasons, are entitled to exercise the options between vesting date (normally at the end of the three-year performance period) and the option expiry date, which is ten years from date of grant. It is intended that there will be no further options granted under this plan.

A reconciliation of option movements is shown below:

	2006		2005	
	Number of options million	Weighted average exercise price pence	Number of options million	Weighted average exercise price pence
Outstanding at beginning of year	93.9	313	92.8	323
Granted	–	–	23.1	274
Forfeited	(50.2)	278	(21.6)	316
Exercised	(4.9)	265	(0.4)	272
Expired	(2.0)	475	–	–
Outstanding at end of year	36.8	358	93.9	313
Exercisable at end of year	26.0	393	35.3	381

The weighted average share price during the period for options exercised over the year was 296 pence (2005: 286 pence).

Details of options at 25 March 2006 are set out below:

			Options outstanding	
Date of grant	*Date of expiry*	Exercise price pence	2006 *million*	2005 *million*
8 September 1995	7 September 2005	475	–	2.1
20 May 1997	19 May 2007	367	2.2	2.5
11 November 1997	10 November 2007	489	0.1	0.1
10 November 1998	9 November 2008	545	2.9	3.2
2 August 1999	1 August 2009	378	4.2	4.6
24 November 1999	23 November 2009	320	0.1	0.1
1 March 2000	28 February 2010	261	–	3.0
2 June 2000	1 June 2010	272	5.0	7.0
7 June 2001	6 June 2011	427	5.5	6.1
26 July 2001	25 July 2011	407	6.1	6.6
25 July 2002	24 July 2012	287	5.3	18.4
22 May 2003	21 May 2013	257	4.0	20.0
27 March 2004	26 March 2014	262	–	0.5
20 May 2004	19 May 2014	275	1.4	19.4
1 October 2004	30 September 2014	255	–	0.3
			36.8	93.9

(c) Colleague Share Option Plan ("CSOP")

The Colleague Share Option Plan operates under the rules of the Inland Revenue Approved Discretionary Share Option Scheme. Under the CSOP, participants are granted options to purchase shares of the Company at a stated exercise price. The exercise of options is conditional upon participants remaining in the employment of the Group for a three-year period after date of grant. Colleagues leaving employment for certain reasons have six months from their leaving date to exercise their options.

At 25 March 2006, a total of 54,817 UK employees (2005: 62,679) participated in the plan and hold options over 18.6 million shares (2005: 21.9 million). Options have been exercised in respect of 32,058 ordinary shares (2005: 3,053) during the year. Options are exercisable between three and ten years from the date of the grant of option. It is intended that there will be no further options granted under this plan.

33 Share-based payments continued

A reconciliation of option movements is shown below:

	2006		2005	
	Number of options million	Weighted average exercise price pence	Number of options million	Weighted average exercise price pence
Outstanding at beginning of year	21.9	366	23.3	365
Forfeited	(3.3)	365	(1.4)	355
Outstanding at end of year	**18.6**	366	21.9	366
Exercisable at end of year	**18.6**	366	21.9	366

Details of options at 25 March 2006 are set out below:

			Options outstanding	
Date of grant	Date of expiry	Exercise price pence	2006 million	2005 million
2 August 1999	1 August 2009	378	16.6	19.5
2 June 2000	1 June 2010	272	2.0	2.4
			18.6	21.9

(d) Performance Share Plan ("PSP")

The Performance Share Plan is a long-term incentive scheme through which shares are awarded to senior managers on a conditional basis. Under the PSP, participants remaining in the Group's employment or leaving for certain reasons, are entitled to receive a grant of options after a performance period of three years to purchase the shares awarded to them for the sum of £1, at any time during the ten years following the date of grant.

The participant's entitlement to receive the grant depends on the Company's Total Shareholder Return ("TSR") – being the increase in the value of a share, including reinvested dividends, compared with a peer group of 12 companies (namely Ahold, Boots, Carrefour, Casino, Dixons, GUS, Kingfisher, Loblaw, Marks & Spencer, Morrisons, Next and Tesco), over the three-year performance period.

If the median performance of the TSR against the comparator group is not achieved at the end of the three-year performance period, the entitlement to receive the grant of options will lapse. At median level, shares to the value of 30 per cent of salary will be released and the award will be pro rated at every position between the median and first position in the comparator group. The maximum allocation for Directors is a conditional grant of shares equal to 75 per cent of salary. No further allocations will be made under this plan.

A reconciliation of the number of shares conditionally allocated is shown below:

	Number of shares	
	2006 million	2005 million
Outstanding at beginning of year	3.7	3.1
Conditionally allocated	–	2.0
Forfeited	(1.5)	(1.4)
Outstanding at end of year	2.2	3.7

Details of shares conditionally allocated at 25 March 2006 are set out below:

	Shares conditionally allocated	
Date of conditional allocation	2006 million	2005 million
30 May 2002	–	0.9
22 May 2003	1.1	1.3
20 May 2004	1.1	1.5
	2.2	3.7

Conditional awards of shares that have fulfilled all conditions at the end of the performance period are represented by options granted to participants to purchase the shares awarded to them for the total sum of £1. Details of the options outstanding at year end are set out below:

			2006		2005	
Date of grant	Date of expiry	Exercise price of option pence	Options	Shares in respect of options granted	Options	Shares in respect of options granted
29 May 2002[1]	28 May 2012	100	1	15,857	2	27,705

1 Options granted in respect of shares conditionally allocated on 26 July 1999.

33 Share-based payments continued

(e) J Sainsbury plc Share Plan 2005

A long-term incentive plan was introduced in March 2005 as a one off, self funded incentive arrangement focused on rewarding those responsible for leading and implementing the Company's recovery plan. The underlying principle of the plan is to reward delivery of strong growth in sales and profitability, covering a four-year period.

Under the plan, shares were awarded to participants on the conditional basis that the performance targets are achieved within the four-year performance period. The levels of awards are scaled according to seniority and there is an opportunity for Executive Directors and eligible Operating Board members to make a personal investment of up to 50 per cent of salary in the plan.

Performance is measured over a four-year period from the financial year beginning 27 March 2005 until the financial year ending March 2009. The awards will vest if stretching sales and earnings per share ("EPS") targets are achieved, as shown in table 1 below. The relevant performance multiplier, which is on a sliding scale up to a maximum of five times, will be calculated and applied to the core award of shares, as well as the personal investment of shares i.e. shares acquired by Executive Directors and eligible Operating Board members. The total award released will include the personal investment shares acquired by the participant.

The maximum award will be targeted towards sales growth of £2.5 billion, and requires compound annual growth in EPS of at least 21 per cent over the four years. Sales (inc VAT) exclude Sainsbury's Bank and petrol sales.

Further, there is an opportunity for partial vesting of up to half the award, if the accelerated performance targets have been met at the end of year three (i.e. financial year ending March 2008) (see table 2). No awards will vest unless threshold levels of growth in both sales and EPS are achieved.

Once performance targets have been achieved, options will be granted to participants remaining in the Group's employment or leaving for certain reasons to acquire the shares awarded to them, at nil cost. These options will expire within a year after the end of the four-year performance period, i.e. in March 2010.

Dividends will accrue on any shares which vest and will be released to participants in the form of additional shares at the point of vesting.

Table 1 – Maturity vesting (multiplier applied to the shares)

	4 year EPS growth (compound annual)					
Sales growth in £ billion	<5%	5%	10%	14%	17%	21%
2.50	0.0	1.0	2.0	3.0	4.5	5.0
2.25	0.0	1.0	1.5	2.5	4.0	5.0
2.00	0.0	0.0	1.5	2.0	3.0	4.5
1.75	0.0	0.0	1.5	2.0	2.5	4.0
1.50	0.0	0.0	1.0	1.5	2.0	3.0
1.25	0.0	0.0	0.0	1.0	1.5	2.5
1.00	0.0	0.0	0.0	0.0	1.0	2.0

Table 2 – Interim vesting (multiplier applied to 50% of the shares)

	3 year EPS growth (compound annual)					
Sales growth in £ billion	<5%	5%	10%	15%	20%	25%
2.50	0.0	1.0	2.0	3.0	4.5	5.0
2.25	0.0	1.0	1.5	2.5	4.0	5.0
2.00	0.0	0.0	1.5	2.0	3.0	4.5
1.75	0.0	0.0	1.5	2.0	2.5	4.0
1.50	0.0	0.0	1.0	1.5	2.0	3.0
1.25	0.0	0.0	0.0	1.0	1.5	2.5
1.00	0.0	0.0	0.0	0.0	1.0	2.0

In order to participate in the plan, participants agreed to surrender options granted to them under the Company's Executive Share Option Plan in 2002, 2003 and 2004. On 24 March 2005, the Remuneration Committee made conditional awards over 32.5 million shares (assuming maximum performance multiplier) to over 1,000 participants in the plan, subject to shareholder approval at the Annual General Meeting. The J Sainsbury plc Share Plan was approved by shareholders on 13 July 2005.

Details of shares conditionally awarded at 25 March 2006 are set out below:

Date of conditional award	Shares conditionally awarded million
13 July 2005	7.0

Options to purchase the conditional award of shares were valued using the Black-Scholes option-pricing model. No performance conditions were included in the fair value calculations. The fair value per option granted during the year and the assumptions used in the calculation are as follows:

	2006
Share price at grant date (pence)	286
Exercise price (pence)	–
Expected volatility (%)	29.0
Option life (years)	4.1
Expected dividends (expressed as dividend yield %)	–
Risk-free interest rate (%)	4.3
Fair value per option (pence)	286

The expected volatility is based on the standard deviation of the Group's share price for the period immediately prior to the date of grant of award, over the period identical to the vesting period of the award, adjusted for management's view of future volatility of the share price.

33 Share-based payments continued

(f) All-Employee Share Ownership Plan

In June 2003, under the All-Employee Share Ownership Plan, free shares were awarded to UK employees with more than 12 months' continuous service. The free shares are being held in a trust on behalf of participants and will be forfeited if participants cease to remain in the Group's employment for a period of three years. Shares are released to participants within the first three years for certain reasons. After the three-year period, the shares continue to be held by the trust for a further holding period of two years, unless they are released to participants upon cessation of employment with the Group.

A reconciliation of shares held in the trust is shown below:

	Number of shares	
	2006 million	2005 million
Outstanding at beginning of year	1.9	2.6
Forfeited	(0.2)	(0.3)
Share consolidation	–	(0.4)
Outstanding at end of year	1.7	1.9

34 Acquisition of subsidiary

On 28 April 2005, the Group acquired 100 per cent of the shares in SL Shaw Ltd for a total consideration of £6 million. The acquisition had the following effect on the Group's assets and liabilities:

	Recognised values £m	Fair value adjustments £m	Carrying amounts £m
Acquiree's net assets at acquisition date:			
Property, plant and equipment	4	3	1
Trade payables	(1)	–	(1)
Net identifiable assets and liabilities	3	3	–
Goodwill on acquisition	3		
Consideration paid, in cash	6		

If the acquisition had occurred at the beginning of the financial year, the estimated consolidated Group revenue and consolidated Group profit would have been £16,062 million and £58 million respectively, for the 52 weeks to 25 March 2006.

35 Shares in subsidiaries

The Company's principal operating subsidiaries are:

	Share of ordinary allotted capital and voting rights	Country of registration or incorporation
Bells Stores Ltd	100%	England
Jacksons Stores Ltd	100%	England
JB Beaumont Ltd	100%	England
JS Insurance Ltd	100%	Isle of Man
JS Information Systems Ltd	100%	England
Sainsbury's Bank plc	55%	England
Sainsbury's Card Services Ltd[1]	100%	England
Sainsbury's Supermarkets Ltd	100%	England
SL Shaw Ltd	100%	England
Swan Infrastructure Holdings Ltd	100%	England

1 Not directly owned by J Sainsbury plc.

All principal operating subsidiaries operate in the countries of their registration or incorporation, and have been included in the consolidation up to and as at 25 March 2006. Audited financial statements are drawn up to 31 March 2006 for Sainsbury's Bank plc.

	Shares at cost £m
Summary of movements	
At 27 March 2005	5,764
Investment in subsidiaries	1,463
Acquisition of subsidiaries	6
Provision for diminution in value of investment	(8)
At 25 March 2006	7,225

36 Investment in joint ventures

The holdings directly owned by the Company of the Group's principal joint ventures were:

	Year end	Share of ordinary allotted capital	Country of registration or incorporation
Hedge End Park Ltd (property investment - UK)	*26 March*	50%	England
Boutique Sainsbury SARL (food retailing - France)	31 December	50%	France

Management accounts of the above joint ventures have been used to include the results up to 25 March 2006.

The Group's share in its principal joint ventures is detailed below:

	2006 £m	2005 £m
Share of non-current assets	2	4
Share of net current assets	8	6
Share of net assets	10	10

For the 52 weeks to 25 March 2006, the Group's share of turnover amounted to £5 million (2005: £6 million) and the share of profit before tax was £nil million (2005: £1 million).

	Shares at cost £m	Group share of post-acquisition reserves £m	Total £m
Summary of investment			
Group			
At 27 March 2005	6	4	10
Share of retained profit	–	–	–
At 25 March 2006	6	4	10
Company			
At 25 March 2006 and 26 March 2005	6		

37 Related party transactions

Group

(a) Key management personnel

The key management personnel of the Group comprise members of the J Sainsbury's plc Board of Directors and the Operating Board.

The key management personnel compensations are as follows:

	2006 £m	2005 £m
Short-term employee benefits	8	7
Post-employment employee benefits	1	4
Termination benefits	–	4
Share-based payments	6	1
	15	16

Details of transactions, in the normal course of business, with the key management personnel are provided below. For this purpose, key management personnel include Group key management personnel and members of their close family.

	Credit card balances		Saving deposit accounts	
	Number of key management personnel	£000	Number of key management personnel	£000
At 27 March 2005	5	11	4	(487)
Amounts advanced/(received)[1]	6	249	3	(97)
Interest earned/(paid)	3	1	4	(18)
Amounts (repaid)/withdrawn[2]	6	(252)	3	601
At 25 March 2006	4	9	2	(1)
At 28 March 2004	5	10	3	(760)
Amounts advanced/(received)[1]	6	149	4	(324)
Interest earned/(paid)	5	–	4	(23)
Amounts (repaid)/withdrawn[2]	6	(148)	3	620
At 26 March 2005	5	11	4	(487)

1 Includes existing balances of new appointments.

2 Includes existing balances of resignations.

37 Related party transactions continued

(b) Transactions with the HBOS plc group

Sainsbury's Bank is a subsidiary of the Company and has as shareholders the Company and Bank of Scotland (part of the HBOS plc group), which hold 55 per cent and 45 per cent respectively of the issued share capital.

For the 52 weeks to 25 March 2006, companies within the HBOS plc group provided both management and banking services to Sainsbury's Bank. Sainsbury's Bank also entered into financial transactions with, and earned commission from, companies within the HBOS plc group, all under normal commercial terms.

	2006 £m	2005 £m
Loans given to, and commission received from HBOS plc group		
Total loans and advances made during the year	8,961	6,787
Net interest received in respect of interest rate swaps, loans and advances	16	5
Commission income earned	7	6
Services and loans provided by HBOS plc group		
Management and banking services	(52)	(39)
Interest expense paid in respect of subordinated loan capital	(3)	(2)
Deposits by banks:		
Short-term borrowing	(66)	(32)
Fixed-term borrowing	(1,007)	(22)
Subordinated undated loan capital[1]	(9)	(9)
Net interest paid in respect of interest rate swaps, loans and advances	(21)	(4)

(c) Year end balances arising from transactions with the HBOS plc group

	2006 £m	2005 £m
Receivables		
Current account	7	9
Loans and advances	996	–
Interest receivable	4	–
Commission receivable	1	1
Payables		
Management and banking services	(18)	(21)
Interest payable	(5)	–
Deposits by banks:		
Short-term borrowing	–	(32)
Fixed-term borrowing	(1,009)	(22)
Subordinated liabilities due:		
Floating rate subordinated undated loan capital[1]	(18)	(9)
Floating rate subordinated dated loan capital[2]	(27)	(27)

1 The undated subordinated loan capital shall be repaid on such date as the Financial Services Authority shall agree in writing for such repayment and in any event not less than five years and one day from the dates of draw down. In the event of a winding up of Sainsbury's Bank, the loan is subordinated to ordinary unsecured liabilities. Interest is payable three months in arrears at LIBOR plus a margin of 1.9 per cent per annum for the duration of the loan.

2 No repayment of dated subordinated debt prior to its stated maturity may be made without the consent of the Financial Services Authority. In the event of a winding up of Sainsbury's Bank, the loan is subordinated to ordinary unsecured liabilities. Interest is payable three months in arrears at LIBOR plus a margin of 0.75 per cent per annum for the duration of the loan.

Company

(a) Key management personnel

The key management personnel of the Company comprise members of the J Sainsbury's plc Board of Directors. The Directors do not receive any remuneration from the Company (2005: £nil) as their emoluments are borne by subsidiaries. The Company did not have any transactions with the Directors during the financial year (2005: nil).

(b) Transactions with subsidiaries

The Company enters into loans with its subsidiaries at both fixed and floating rates of interest on a commercial basis. Hence, the Company incurs interest expense and earns interest income on these loans and advances. The Company also received dividend income from its subsidiaries during the financial year.

	2006 £m	2005 £m
Loans and advances given to, and dividend income received from subsidiaries		
Loans and advances given	1,399	274
Loans and advances repaid by subsidiaries	(3,104)	(422)
Interest income received in respect of interest bearing loans and advances	110	96
Dividend income received	270	330
Loans and advances received from subsidiaries		
Loans and advances received	(3,448)	(2,120)
Loans and advances repaid	1,650	330
Interest expense paid in respect of interest bearing loans and advances	(154)	(56)

37 Related party transactions continued

(c) Year end balances arising from transactions with subsidiaries

	2006 £m	2005 £m
Receivables		
Loans and advances due from subsidiaries	1,894	3,219
Interest receivable	5	5
Payables		
Loans and advances due to subsidiaries	(5,856)	(3,885)
Interest payable	-	(19)

38 Operating lease commitments

The Group leases various retail stores, offices, depots and equipment under non-cancellable operating leases. The leases have varying terms, escalation clauses and renewed rights.

	Land and buildings		Other leases	
	2006 £m	2005 £m	2006 £m	2005 £m
Commitments under non-cancellable operating leases payable as follows:				
Within 1 year	283	277	29	24
Within 2 to 5 years inclusive	1,113	1,092	62	57
After 5 years	4,817	5,018	-	1
	6,213	6,387	91	82

The Group sublets certain leased properties and the total future minimum sublease payments to be received under non-cancellable subleases at 25 March 2006 are £267 million (2005: £188 million).

The Company does not have any operating lease commitments (2005: nil).

39 Capital commitments

During the current financial year, the Group entered into contracts of £477 million (2005: £390 million) for future capital expenditure not provided for in the financial statements.

The Company does not have any capital commitments (2005: nil).

40 Contingent liabilities and financial commitments

Contingent liabilities

Operating lease commitments (note 38) include payments in respect of 26 supermarket properties sold (16 supermarket properties sold in March 2000 for £325 million and ten supermarket properties sold in July 2000 for £226 million) and leased back to Sainsbury's Supermarkets for a period of 23 years. Under the arrangement, the Company has provided a residual value guarantee of £170 million for the 16 supermarket properties and £39 million for the ten supermarket properties at the end of the lease period.

In view of the relatively low amount of the guarantees when compared to the present market value of the freehold interests, the Directors believe that the likelihood of the guarantees being invoked is remote, therefore no provision has been recognised in these financial statements.

Financial commitments

The Group is committed to make the second tranche payment of £240 million in relation to the additional one off contribution to the defined benefit pension schemes on 19 May 2006 (note 32).

Sainsbury's Bank

The amounts noted below indicate the volume of business outstanding at the balance sheet date in respect of undrawn commitments to lend on credit cards, mortgages and personal loans. They do not reflect the underlying credit or other risks which amounted to £9 million (2005: £11 million) as indicated by the risk-weighted amount using the Financial Services Authority's capital adequacy requirement. The risk-weighted amount is much lower than the contractual amount since the majority of commitments are cancellable, either at any time or up to and including one year.

	2006 £m	2005 £m
Commitments to lend on credit cards, mortgages and personal loans up to and including one year:		
Contract amount	3,404	4,060
Risk-weighted amount	9	11

41 Subsequent events

There were no subsequent events, other than the declaration of the proposed final dividend as set out in note 11a.

42 Explanation of transition to IFRS

This is the first year that the Group and Company have presented their financial statements under IFRS. The last financial statements under UK GAAP were for the 52 weeks to 26 March 2005 and the date of transition to IFRS was 28 March 2004.

Reconciliations between UK GAAP and IFRS

Set out below are the UK GAAP to IFRS equity reconciliations for the Group and the Company at 28 March 2004 (date of transition) and 26 March 2005 (last financial statements under UK GAAP) and profit reconciliation for the 52 weeks to 26 March 2005. Subsequent to the IFRS transition announcement made on 16 June 2005 (please visit our website www.j-sainsbury.co.uk for more details), further adjustments have been made to the reconciliation as set out below:

- Leases with predetermined fixed rental increases (reconciling item note (c));
- Retirement benefit obligations - inclusion of unfunded pension liability (reconciling item note (d));
- Cash and cash equivalents (reconciling item note (m)); and
- Revaluation reserve (reconciling item note (n)).

Group reconciliations

Reconciliation of equity at 28 March 2004 (date of transition)

	Note	UK GAAP £m	Adjustments £m	IFRS £m
Non-current assets				
Property, plant and equipment	(a), (g), (j), (l)	8,214	(881)	7,333
Intangible assets	(g), (l)	208	(74)	134
Investments	(l)	30	(10)	20
Amounts due from Sainsbury's Bank customers		1,166	–	1,166
		9,618	(965)	8,653
Current assets				
Inventories	(l)	753	(156)	597
Trade and other receivables	(l)	394	(74)	320
Amounts due from Sainsbury's Bank customers and other banks		969	–	969
Investments	(m)	228	(19)	209
Cash and cash equivalents	(l), (m)	545	(32)	513
		2,889	(281)	2,608
Non-current assets held for sale	(l)	–	1,232	1,232
		2,889	951	3,840
Total assets		12,507	(14)	12,493
Current liabilities				
Trade and other payables	(k), (l)	(2,161)	460	(1,701)
Amounts due to Sainsbury's Bank customers		(2,200)	–	(2,200)
Short-term borrowings		(403)	–	(403)
Taxes payable		(115)	–	(115)
Provisions		(34)	–	(34)
		(4,913)	460	(4,453)
Non-current liabilities held for sale	(d), (l)	–	(493)	(493)
		(4,913)	(33)	(4,946)
Net current liabilities		(2,024)	918	(1,106)
Non-current liabilities				
Other payables	(b), (c)	(25)	(21)	(46)
Long-term borrowings	(a), (l)	(2,196)	168	(2,028)
Deferred income tax liability		(234)	213	(21)
Provisions	(d), (e)	(40)	–	(40)
Retirement benefit obligations	(d)	–	(672)	(672)
		(2,495)	(312)	(2,807)
Net assets		5,099	(359)	4,740
Equity				
Called up share capital		486	–	486
Share premium account		1,438	–	1,438
Other reserves	(n)	22	(22)	–
Retained earnings		3,072	(337)	2,735
Equity shareholders' funds		5,018	(359)	4,659
Minority interests		81	–	81
Total equity		5,099	(359)	4,740

42 Explanation of transition to IFRS continued

Reconciliation of profit for the 52 weeks to 26 March 2005

	Note	UK GAAP[1] £m	Adjustments £m	IFRS £m
Continuing operations				
Revenue	(l)	15,409	(207)	15,202
Cost of sales	(c), (d), (f), (l)	(14,722)	178	(14,544)
Gross profit		687	(29)	658
Administrative expenses	(a), (b), (f), (h), (j), (l)	(850)	20	(830)
Other income		21	-	21
Operating loss		(142)	(9)	(151)
Finance income	(d)	33	11	44
Finance costs	(a)	(129)	(3)	(132)
Share of post-tax profit from joint ventures		1	-	1
Loss before taxation		(237)	(1)	(238)
Analysed as:				
Underlying profit before tax from continuing operations[2]		254	(16)	238
Business Review and Transformation operating costs	(j)	(507)	10	(497)
Profit on sale of properties		21	-	21
Goodwill amortisation	(h)	(5)	5	-
		(237)	(1)	(238)
Income tax credit		50	1	51
Loss from continuing operations		(187)	-	(187)
Discontinued operations				
Profit attributable to discontinued operations	(d), (i), (l)	252	123	375
Profit for the financial year		65	123	188
Attributable to:				
Equity holders of the parent		61	123	184
Minority interests		4	-	4
		65	123	188

1 £4 million of interest incurred by Sainsbury's Bank for the 52 weeks to 26 March 2005 has been reclassified from cost of sales to finance income/costs, in order to be consistent with the treatment in the current year. This adjustment does not impact underlying or statutory profit before tax.

2 Profit before tax from continuing operations before any gain or loss on the sale of properties, impairment of goodwill, financing fair value movements and one off items that are material and infrequent in nature. In this financial year, these one off items were the Business Review and Transformation costs.

42 Explanation of transition to IFRS continued

Reconciliation of equity at 26 March 2005

	Note	UK GAAP £m	Adjustments £m	IFRS £m
Non-current assets				
Property, plant and equipment	(a), (g), (j)	7,154	(78)	7,076
Intangible assets	(g), (h)	125	78	203
Investments		20	–	20
Amounts due from Sainsbury's Bank customers		1,331	–	1,331
		8,630	–	8,630
Current assets				
Inventories		559	–	559
Trade and other receivables		319	–	319
Amounts due from Sainsbury's Bank customers and other banks		1,227	–	1,227
Investments	(m)	114	(24)	90
Cash and cash equivalents	(m)	682	24	706
		2,901	–	2,901
Non-current assets held for sale		87	–	87
		2,988	–	2,988
Total assets		11,618	–	11,618
Current liabilities				
Trade and other payables	(k)	(2,188)	95	(2,093)
Amounts due to Sainsbury's Bank customers and other banks		(2,464)	–	(2,464)
Short-term borrowings		(354)	–	(354)
Taxes payable		(55)	–	(55)
Provisions		(70)	–	(70)
		(5,131)	95	(5,036)
Net current liabilities		(2,143)	95	(2,048)
Non-current liabilities				
Other payables	(b), (c)	(4)	(27)	(31)
Amounts due to Sainsbury's Bank customers and other banks		(22)	–	(22)
Long-term borrowings	(a)	(1,740)	(53)	(1,793)
Deferred income tax liability		(173)	172	(1)
Provisions	(d), (e)	(89)	2	(87)
Retirement benefit obligations	(d)	–	(536)	(536)
		(2,028)	(442)	(2,470)
Net assets		4,459	(347)	4,112
Equity				
Called up share capital		620	–	620
Share premium account		761	–	761
Capital redemption reserve		547	–	547
Other reserves	(d), (n)	19	68	87
Retained earnings		2,427	(415)	2,012
Equity shareholders' funds		4,374	(347)	4,027
Minority interests		85	–	85
Total equity		4,459	(347)	4,112

42 Explanation of transition to IFRS continued

First-time adoption of IFRS

IFRS 1 'First-time Adoption of International Financial Reporting Standards' allows companies adopting IFRS for the first time to take certain exemptions from the full requirements of IFRS in the year of transition (i.e. the 52 weeks to 26 March 2005).

The Group has elected to take the following key exemptions:

(i) IFRS 3 – Business combinations
The Group has elected not to apply IFRS 3 'Business Combinations' retrospectively to acquisitions that took place before the date of transition. As a result, the carrying amount of goodwill in the UK GAAP balance sheet at 27 March 2004 is brought forward to the IFRS opening balance sheet without adjustment.

(ii) IAS 19 – Employee benefits – actuarial gains and losses
The Group has elected to recognise all cumulative actuarial gains and losses at the date of transition.

(iii) IAS 21 – Cumulative translation differences
Under IFRS, cumulative translation differences arising on the consolidation of foreign entities are required to be recycled through the income statement when a foreign entity is sold as part of the gain or loss on sale. IFRS 1 allows the Group to not record cumulative translation differences arising before the date of transition. The Group has elected to take this exemption and has brought forward a nil balance in respect of these translation differences.

(iv) IAS 32 and IAS 39 – Financial instruments
The Group has taken the option to defer the implementation of IAS 32 and IAS 39 to the financial year beginning 27 March 2005. Therefore, financial instruments continue to be accounted for and presented in accordance with UK GAAP for the 52 weeks to 26 March 2005.

(v) IAS 16 – Valuation of properties
The Group has elected to treat the revalued amount of properties at 28 March 2004 as deemed cost as at that date and will not revalue properties for accounting purposes in the future.

(vi) IFRS 2 – Share-based payment
IFRS 1 provides an exemption which allows entities to only apply IFRS 2 'Share-based Payment' to share-based payment awards granted after 7 November 2002. The Group has not taken this exemption but has elected to apply IFRS 2 to share options granted before 7 November 2002. The fair value of those options has been published on our website www.j-sainsbury.co.uk on 26 April 2005.

Explanation of reconciling items between UK GAAP and IFRS – Group

(a) Capitalisation of building leases
Under UK GAAP, the Group recognised finance leases under the recognition criteria set out in SSAP 21. Although the accounting treatment of finance leases remains largely the same under IFRS, the application of IAS 17 'Leases' results in the building element of a number of property leases being classified as finance leases.

The impact on the Group's financial statements is set out below:

- The Group's IFRS opening balance sheet at 28 March 2004 includes additional property, plant and equipment of £37 million and additional finance lease obligations of £53 million resulting in a reduction in net assets of £11 million after deferred tax of £5 million.
- The main impact on the income statement is that the operating lease payment charged to operating profit under UK GAAP is replaced with a depreciation charge on the finance lease asset and a financing charge on the obligation. The pre-tax impact on the income statement for the 52 weeks to 26 March 2005 is a reduction in administrative expenses of £2 million and an increase in finance costs of £3 million. This results in a net charge of £1 million (£1 million after deferred tax).
- The Group's IFRS balance sheet at 26 March 2005 includes additional property, plant and equipment of £36 million and additional finance lease obligations of £53 million resulting in a reduction in net assets of £12 million after deferred tax of £5 million.

(b) Lease incentives
Under UK GAAP, rent-free periods were recognised over the period to the first market rent review. Under IAS 17, these are amortised over the term of the lease. The impact on the Group's financial statements is set out below:

- The Group's IFRS opening balance sheet at 28 March 2004 includes additional deferred income of £4 million, resulting in a reduction in net assets of £3 million after deferred tax.
- The pre-tax impact on the income statement for the 52 weeks to 26 March 2005 is an increase in administrative expenses of £2 million (£1 million after deferred tax).
- The Group's IFRS balance sheet at 26 March 2005 includes additional deferred income of £6 million, resulting in a reduction in net assets of £4 million after deferred tax.

(c) Leases with predetermined fixed rental increases
Comments by IFRIC have indicated that under IFRS it is necessary to account for leases with predetermined fixed rental increases on a straight-line basis over the life of the lease. Under UK GAAP, the Group accounted for these rental increases in the year they arose.

The impact on the Group's financial statements is set out below:

- The impact of this change at the date of transition, 28 March 2004, is an addition of deferred income of £17 million, resulting in a reduction in net assets of £12 million after deferred tax.
- The pre-tax impact on the income statement for the 52 weeks to 26 March 2005 is an increase in cost of sales of £4 million (£3 million after deferred tax).
- The Group's IFRS balance sheet at 26 March 2005 includes additional deferred income of £21 million, resulting in a reduction in net assets of £15 million after deferred tax.

(d) Pensions
The Group applied the provisions of SSAP 24 under UK GAAP and provided detailed disclosure under FRS 17 in accounting for pensions. Under IFRS, the Group's balance sheet reflects the assets and liabilities of the Group's defined benefit pension schemes. As allowed in the amendment to IAS 19, the Group has elected to recognise all cumulative actuarial gains and losses through the statement of recognised income and expense.

The impact on the Group's financial statements is set out below:

- The Group's opening balance sheet at 28 March 2004 reflects the liabilities of the defined benefit pension schemes, with a total gross deficit of £715 million. This liability represents a gross deficit of £665 million relating to the UK defined benefit pension schemes and £50 million relating to the US supermarkets business, Shaw's.

  The gross deficit relating to the UK defined benefit pension schemes of £665 million is shown together with £7 million of unfunded pension liabilities, previously recorded within provisions under UK GAAP. The associated deferred income tax asset of £202 million is shown within deferred income tax liability on the transition balance sheet.

  The net pension deficit relating to Shaw's of £30 million (£50 million gross deficit before deferred tax of £20 million – calculated at the US corporate tax rate of 40 per cent) has been transferred as part of the sale of Shaw's and has been included under 'Non-current liabilities held for sale' in the IFRS balance sheet at 28 March 2004 (note (l)).
- The income statement adjustment for the 52 weeks to 26 March 2005 is a small increase in cost of sales of £2 million and a reduction in finance costs of £11 million, resulting in a net credit of £9 million (£6 million after deferred tax). The annual charge through the income statement is lower under IAS 19 than under SSAP 24 because the SSAP 24 charge included additional contributions to amortise the £161 million actuarial deficit identified in March 2003. The calculation of the IAS 19 income statement charge does not include these contributions.

  In addition, the net pension deficit of £30 million relating to Shaw's has been transferred as part of the sale of Shaw's with the effect of increasing the reported gain on sale. This is recorded as an increase in the 'Profit attributable to discontinued operations' in the income statement for the 52 weeks to 26 March 2005.

42 Explanation of transition to IFRS continued

- The Group's IFRS balance sheet at 26 March 2005 reflects the gross deficit of £527 million relating to the UK defined benefit pension schemes and £9 million of unfunded pension liabilities previously recorded within provisions under UK GAAP. The associated deferred income tax asset of £161 million is shown separately within deferred income tax liability.

The gross actuarial gain of £128 million and its associated deferred tax impact of £38 million (net actuarial gain of £90 million) has been recognised in the statement of recognised income and expense for the 52 weeks to 26 March 2005.

The following table summarises the movement in the pension deficit described above:

	£m
Gross defined benefit pension deficit at 28 March 2004	(715)
Shaw's pensions settlements	50
	(665)
Unfunded pension liability previously recorded within provisions	(7)
Total gross pension deficit at 28 March 2004	(672)
Current service cost	(77)
Past service cost	(8)
Gain due to curtailments	1
Total service costs and curtailments	(84)
Finance income	11
Contributions	81
Gross actuarial gains	128
Total gross pension deficit at 26 March 2005	(536)
Deferred income tax asset	161
Net pension deficit at 26 March 2005	(375)

(e) Other employee benefits
Under UK GAAP no provision was made for long service awards. Under IAS 19, the costs of long service awards are accrued over the period the service is provided by the employee.

The impact on the Group's financial statements is set out below:

- A provision for long service awards is included in the opening IFRS balance sheet at 28 March 2004 to the value of £7 million (£5 million after deferred tax).
- There is no income statement charge in respect of this provision for the 52 weeks to 26 March 2005 and the provision for long service awards remains at £7 million (£5 million after deferred tax) in the Group's IFRS balance sheet at 26 March 2005.

(f) Share-based payments
IFRS 2 'Share-based Payment' requires that an expense for share-based payments, including SAYE schemes, be recognised in the financial statements based on their fair value at the date of grant. The expense is recognised over the vesting period of the share-based payment scheme.

The additional pre-tax charge arising from the adoption of IFRS 2 on the Group's income statement for the 52 weeks to 26 March 2005 is £8 million (cost of sales: £5 million; administrative expenses: £3 million), resulting in a net charge of £7 million after deferred tax. The adjustment is comparatively low because the executive share options granted since 2002 are unlikely to vest and as a result there is no charge relating to these awards.

(g) Software capitalisation
Under UK GAAP, software was included within tangible fixed assets. Under IFRS, software is reclassified from tangible fixed assets and recorded within intangible assets.

The balance sheet reclassification amounts to £86 million at date of transition 28 March 2004 and £74 million at 26 March 2005. There is no income statement impact.

(h) Goodwill
Previously goodwill on acquisitions was capitalised and amortised over its useful economic life. Under IFRS, amortisation is no longer charged, instead goodwill is tested for impairment annually and again where indicators are deemed to exist. Goodwill is carried at cost less accumulated impairment losses.

The impact on the Group's financial statements is set out below:

- The goodwill amortisation charge for the 52 weeks to 26 March 2005 under UK GAAP of £5 million (including £1 million of goodwill amortisation relating to Shaw's) reverses in the IFRS financial statements. No impairment charge relating to acquired goodwill has been recognised as at 26 March 2005.
- The impact on the Group's IFRS balance sheet at 26 March 2005 is to increase the goodwill balance by £4 million, resulting in an increase in net assets of £4 million.

(i) Goodwill – Sale of US supermarkets business, Shaw's
Under UK GAAP, goodwill previously set off against reserves was recycled on the sale of the entity to which it related. However, this 'recycling' is not permitted under IFRS. As a result, the goodwill recycled upon disposal of the US supermarkets business, Shaw's is reversed, resulting in an increase of £86 million to the gain on sale. This is recorded as an increase in the 'Profit attributable to discontinued operations' on the face of the income statement for the 52 weeks to 26 March 2005.

(j) Impairment of non-financial assets
Under IFRS, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit ("CGU") to which the asset belongs. For tangible and intangible assets, excluding goodwill, the CGU is deemed to be each trading store. For goodwill, the CGU is deemed to be each retail chain of stores acquired.

The impact on the Group's financial statements is set out below:

- As at the opening balance sheet date, 28 March 2004, 27 stores were deemed to be impaired, resulting in an impairment loss of £51 million (£44 million after deferred tax) for property, plant and equipment. This total includes the 13 stores that the Group announced would be closed as part of the Business Review.
- A similar impairment review was performed for the 52 weeks to 26 March 2005 and no further impairment was deemed necessary. However, as a result of the above IFRS impairment adjustment at transition date, £11 million (£9 million after deferred tax) of UK GAAP depreciation charges and write-down costs relating to those impaired stores is reversed for the 52 weeks to 26 March 2005.
- The impact on the Group's IFRS balance sheet at 26 March 2005 is an impairment loss of £40 million (£35 million after deferred tax) for property, plant and equipment.

The following table summarises the adjustments made to the opening impairment value:

	£m
IFRS impairment at 28 March 2004	(51)
Reversal of UK GAAP depreciation and additions on impaired stores	1
Reversal of the October 2004 Business Review costs relating to the write-down of those stores impaired under IFRS. These costs were treated as exceptional items under UK GAAP.	10
	11
IFRS impairment at 26 March 2005	(40)
Deferred tax	5
Reduction in net assets at 26 March 2005	(35)

42 Explanation of transition to IFRS continued

(k) Dividends

Under UK GAAP, dividends were recognised in the period to which they relate. IFRS requires that dividends be recognised as a liability when they are declared (i.e. approved by shareholders or, in the case of interim dividends, when paid).

Accordingly, the accrued final dividends of £218 million and £95 million are reversed in the balance sheets at 28 March 2004 and 26 March 2005 respectively. The final dividend of £218 million is recognised directly as an appropriation of retained earnings in the balance sheet at 26 March 2005.

(l) Discontinued operations

Under IFRS, assets and liabilities of disposal groups are shown separately on the balance sheet. This has the effect of having a single line 'Non-current assets held for sale' represent the total assets of disposal groups and a single line 'Non-current liabilities held for sale' represent the total liabilities of disposal groups.

Similarly, the results of discontinued operations are shown in the income statement separately from continuing operations. This has the effect of having one line representing the trading profit of discontinued operations and any gain or loss on sale. This is a re-presentation and there is no impact on the total Group profit after tax as presented under UK GAAP.

The change in presentation on the Group's IFRS financial statements is set out below:

- At the date of transition 28 March 2004, the Group held a disposal group relating to the US supermarkets business, Shaw's. As a result, the assets and liabilities of Shaw's are excluded from the Group's assets and liabilities and are shown separately in the balance sheet. The following table summarises the change in presentation in the balance sheet at 28 March 2004:

	£m
Property, plant and equipment	781
Intangible assets	160
Investments	10
Inventories	156
Trade and other receivables	74
Cash and cash equivalents	51
Total assets	1,232
Represented by:	
Non-current assets held for sale	1,232
Trade and other payables	(242)
Long-term borrowings	(221)
	(463)
Net pension scheme deficit (note (d))	(30)
Total liabilities	(493)
Represented by:	
Non-current liabilities held for sale	(493)

- The results of Shaw's have been excluded from the Group's income statement for the 52 weeks to 26 March 2005 as follows:

	£m
Revenue	207
Cost of sales	(189)
Gross profit	18
Administrative expenses	(8)
Operating profit	10
Analysed as:	
Underlying profit before tax from continuing operations	11
Goodwill amortisation	(1)
	10
Income tax expense	(3)
Profit from discontinued operations	7
Net pension scheme deficit (note (d))	30
Goodwill – sale of Shaw's (note (i))	86
Total adjustment to profit attributable to discontinued operations	123

(m) Cash and cash equivalents

The definition of cash and cash equivalents under IFRS resulted in certain current assets being reclassified from investments to cash equivalents.

The balance sheet reclassification amounts to £19 million at date of transition, 28 March 2004 and £24 million at 26 March 2005. There is no income statement impact.

(n) Revaluation reserve

Under IFRS, deferred tax is accounted for on the basis of taxable temporary differences between the tax base and accounting base of assets and liabilities. As a result, an additional deferred tax liability of £7 million arising from the revaluation reserve of £22 million has been recognised in the IFRS balance sheets at 28 March 2004 and 26 March 2005.

In addition, the Group has elected to treat the revalued amount of properties as deemed cost at date of transition 28 March 2004 and will not revalue properties for accounting purposes in the future. As a result, the revaluation reserve of £22 million under UK GAAP has been transferred directly to retained earnings in the Group's IFRS balance sheets at 28 March 2004 and 26 March 2005.

42 Explanation of transition to IFRS continued

Company reconciliations

Reconciliation of equity at 28 March 2004 (date of transition)

	Note	UK GAAP £m	Adjustments £m	IFRS £m
Non-current assets				
Property, plant and equipment		361	–	361
Investments	(a)	8,109	(3,191)	4,918
Other receivables	(a)	–	357	357
		8,470	(2,834)	5,636
Current assets				
Trade and other receivables	(a), (b), (c)	14	2,608	2,622
Cash and cash equivalents		159	–	159
		173	2,608	2,781
Total assets		8,643	(226)	8,417
Current liabilities				
Trade and other payables	(d)	(810)	218	(592)
Short-term borrowings		(206)	–	(206)
Taxes payable		(27)	–	(27)
Provisions		(14)	–	(14)
		(1,057)	218	(839)
Net current liabilities		(884)	2,826	1,942
Non-current liabilities				
Other payables		(1,509)	–	(1,509)
Long-term borrowings		(1,868)	–	(1,868)
Provisions		(15)	–	(15)
		(3,392)	–	(3,392)
Net assets		4,194	(8)	4,186
Equity				
Called up share capital		486	–	486
Share premium account		1,438	–	1,438
Retained earnings		2,270	(8)	2,262
Total equity		4,194	(8)	4,186

Reconciliation of profit for the 52 weeks to 26 March 2005

	Note	£m
Profit after tax under UK GAAP		284
Dividend income		
prior year dividend declared in current year	(c)	312
current year dividend declared post year end	(c)	(250)
Foreign exchange differences	(a)	4
Profit after tax under IFRS		350

42 Explanation of transition to IFRS continued

Reconciliation of equity at 26 March 2005

	Note	UK GAAP £m	Adjustments £m	IFRS £m
Non-current assets				
Property, plant and equipment		330	–	330
Investments	(a)	9,122	(3,352)	5,770
Other receivables	(a)	–	368	368
		9,452	(2,984)	6,468
Current assets				
Trade and other receivables	(a), (b), (c)	29	2,856	2,885
Cash and cash equivalents		317	–	317
		346	2,856	3,202
Total assets		9,798	(128)	9,670
Current liabilities				
Trade and other payables	(d)	(2,578)	95	(2,483)
Short-term borrowings		(283)	–	(283)
Taxes payable		(29)	–	(29)
Provisions		(13)	–	(13)
		(2,903)	95	(2,808)
Net current liabilities		(2,557)	2,951	394
Non-current liabilities				
Other payables		(1,501)	–	(1,501)
Long-term borrowings		(1,704)	–	(1,704)
Provisions		(33)	–	(33)
		(3,238)	–	(3,238)
Net assets		3,657	(33)	3,624
Equity				
Called up share capital		620	–	620
Share premium account		761	–	761
Capital redemption reserve		547	–	547
Retained earnings		1,729	(33)	1,696
Total equity		3,657	(33)	3,624

Explanation of reconciling items between UK GAAP and IFRS – Company

(a) Foreign equity investments

Under UK GAAP, where foreign currency borrowings have been used to finance foreign equity investments, the exchange differences arising on translation of the foreign equity investments and related foreign currency borrowings were taken to reserves. Under IFRS, investments in foreign subsidiaries are held at historical cost and exchange differences arising on translation of foreign currency borrowings are taken to the income statement in the individual financial statements of the Company. The impact of this change in treatment is to increase investments by £37 million in the balance sheet at 26 March 2005 and increase profit after tax of £4 million in the income statement for the 52 weeks to 26 March 2005.

In addition, there has been a change in presentation of investments, as a result of which advances to subsidiaries are no longer presented as part of investments, but classified as receivables under IFRS. There is no impact on net assets in the balance sheets at 28 March 2004 and 26 March 2005 from this change in presentation.

(b) Own shares held by ESOP trusts

Under UK GAAP, the assets and liabilities of the ESOP trusts were aggregated with the assets and liabilities of the Company, as the Company is the sponsoring entity of the trusts. Under IFRS, the ESOP trusts are only consolidated at the Group level, and would not be aggregated within the Company's individual financial statements. Thus, the own shares held by the ESOP trusts are not deducted from the Company's equity. The impact of this change in treatment is to increase net assets by £86 million and £85 million in the balance sheets at 28 March 2004 and 26 March 2005 respectively.

(c) Dividend income

Under IFRS, the Company recognises dividend income from its subsidiaries only when the dividend has been declared. Accordingly, dividend receivable of £312 million and £250 million are reversed in the balance sheets at 28 March 2004 and 26 March 2005 respectively. The impact on the income statement for the 52 weeks to 26 March 2005 is to increase profit after tax by £62 million.

(d) Dividends

IFRS requires that dividends be recognised as a liability when they are declared (i.e. approved by shareholders or, in the case of interim dividends, when paid). Accordingly, the accrued final dividends of £218 million and £95 million are reversed in the balance sheets at 28 March 2004 and 26 March 2005 respectively. The final dividend of £218 million is recognised directly as an appropriation of retained earnings in the balance sheet at 26 March 2005.

Explanation of material adjustments to the Group and Company cash flow statements

Income taxes and interest paid are classified as part of operating cash flows under IFRS, but were included in separate categories under UK GAAP. Equity dividends paid are classified as part of financing cash flows under IFRS, but were shown as a separate line item under UK GAAP. A cash flow statement is presented for the Company under IFRS, whereas it was not required under UK GAAP. There are no other material differences between the cash flow statement presented under IFRS and the cash flow statement presented under UK GAAP.

43 First-time adoption of IAS 32 and IAS 39

The Group has adopted IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' with effect from 27 March 2005. The Group has taken the exemption available in IFRS 1 'First-time Adoption of International Financial Reporting Standards' not to restate comparatives for both IAS 32 and IAS 39.

The adjustments to the opening balance sheets at 27 March 2005 are as follows:

Group

	IFRS 27 March 2005 £m	IAS 32 adjustments £m	IAS 39 adjustments £m	Restated IFRS 27 March 2005 £m
Non-current assets				
Property, plant and equipment	7,076	–	–	7,076
Intangible assets	203	–	–	203
Investments	20	(10)	–	10
Available-for-sale financial assets	–	10	85	95
Amounts due from Sainsbury's Bank customers	1,331	–	–	1,331
Derivative financial instruments	–	–	154	154
	8,630	–	239	8,869
Current assets				
Inventories	559	–	–	559
Trade and other receivables	319	–	(20)	299
Amounts due from Sainsbury's Bank customers and other banks	1,227	–	(2)	1,225
Available-for-sale financial assets	–	90	–	90
Derivative financial instruments	–	–	7	7
Investments	90	(90)	–	–
Cash and cash equivalents	706	103	–	809
	2,901	103	(15)	2,989
Non-current assets held for sale	87	–	–	87
	2,988	103	(15)	3,076
Current liabilities				
Trade and other payables	(2,093)	–	68	(2,025)
Amounts due to Sainsbury's Bank customers and other banks	(2,464)	–	–	(2,464)
Short-term borrowings	(354)	(236)	(10)	(600)
Derivative financial instruments	–	–	(36)	(36)
Taxes payable	(55)	–	–	(55)
Provisions	(70)	–	–	(70)
	(5,036)	(236)	22	(5,250)
Non-current liabilities				
Other payables	(31)	–	–	(31)
Amounts due to Sainsbury's Bank customers and other banks	(22)	–	–	(22)
Long-term borrowings	(1,793)	–	(181)	(1,974)
Derivative financial instruments	–	–	(3)	(3)
Deferred income tax liability	(1)	–	(7)	(8)
Provisions	(87)	–	–	(87)
Retirement benefit obligations	(536)	–	–	(536)
	(2,470)	–	(191)	(2,661)
Net assets	4,112	(133)	55	4,034
Equity				
Called up share capital	620	(133)	–	487
Share premium account	761	1	–	762
Capital redemption reserve	547	–	–	547
Other reserves	87	–	71	158
Retained earnings	2,012	(1)	(16)	1,995
Equity shareholders' funds	4,027	(133)	55	3,949
Minority interests	85	–	–	85
Total equity	4,112	(133)	55	4,034

43 First-time adoption of IAS 32 and IAS 39 continued

Company

	IFRS 27 March 2005 £m	IAS 32 adjustments £m	IAS 39 adjustments £m	Restated IFRS 27 March 2005 £m
Non-current assets				
Property, plant and equipment	330	–	–	330
Investments	5,770	–	–	5,770
Other receivables	368	–	–	368
Derivative financial instruments	–	–	152	152
Deferred income tax asset	–	–	7	7
	6,468	–	159	6,627
Current assets				
Trade and other receivables	2,885	–	(23)	2,862
Derivative financial instruments	–	–	6	6
Cash and cash equivalents	317	–	–	317
	3,202	–	(17)	3,185
Current liabilities				
Trade and other payables	(2,483)	–	68	(2,415)
Short-term borrowings	(283)	(133)	(9)	(425)
Derivative financial instruments	–	–	(35)	(35)
Taxes payable	(29)	–	–	(29)
Provisions	(13)	–	–	(13)
	(2,808)	(133)	24	(2,917)
Non-current liabilities				
Other payables	(1,501)	–	–	(1,501)
Long-term borrowings	(1,704)	–	(180)	(1,884)
Derivative financial instruments	–	–	(2)	(2)
Provisions	(33)	–	–	(33)
	(3,238)	–	(182)	(3,420)
Net assets	3,624	(133)	(16)	3,475
Equity				
Called up share capital	620	(133)	–	487
Share premium account	761	1	–	762
Capital redemption reserve	547	–	–	547
Retained earnings	1,696	(1)	(16)	1,679
Total equity	3,624	(133)	(16)	3,475

Under IAS 39 all of the Group's and Company's derivative financial instruments are measured at fair value and recognised on the balance sheet. Where the instruments are part of a qualifying hedge relationship the carrying amount of the hedged item is adjusted by the change in fair value that reflects the designated hedged risk.

The Group and Company choose not to hedge account for certain interest rate and cross currency swaps. In these cases the difference between the previously reported carrying value and the fair value of the derivative financial instrument has been recognised directly in opening retained earnings. The difference between the previously reported carrying value and the fair value of the hedged item that reflects the designated hedged risk has also been recognised directly in opening retained earnings and will be fully amortised through the income statement by maturity.

A portion of the Group's and Company's interest rate swaps do not qualify as hedging instruments under IAS 39. At the date of transition the difference between the previously reported carrying value and the fair value of these swaps was £23 million (£16 million after deferred tax) and has been recognised directly in opening retained earnings. Movements in the fair value of these instruments are recognised in the income statement.

In addition, on adoption of IAS 39, an available-for-sale financial asset of £85 million relating to the Group's beneficial interest in a property investment pool has been recognised, with the corresponding credit made to reserves. This asset will be held at fair value with any fair value movements taken to reserves.

The majority of the Group's bank accounts are pooled in an offset arrangement for the purpose of charging interest. Under IAS 32 financial assets and financial liabilities must be separately disclosed. The effect of grossing up the Group bank accounts at 27 March 2005 is to increase overdrafts and cash at bank by £103 million.

Under IAS 32, the Company must present the B shares, which have previously been included as part of equity, as a current liability. Dividends paid on the B shares are recognised in the income statement as part of finance costs. The carrying value of the B share capital at 27 March 2005 was £133 million.

	IFRS		UK GAAP			
	2006 £m	2005 £m	2005 £m	2004 £m	2003[1] £m	2002 £m
Financial results						
Revenue[2]	17,317	16,573	16,573	18,239	18,144	18,206
Revenue (inc VAT) – continuing operations	17,317	16,364	16,364	15,517	15,147	15,025
Underlying operating profit						
Sainsbury's Supermarkets	352	308	321	564	572	505
Sainsbury's Bank	(10)	17	13	26	22	22
	342	325	334	590	594	527
Underlying net interest payable[3]	(75)	(88)	(92)	(60)	(60)	(49)
Joint ventures	–	1	1	–	3	(1)
Underlying profit from continuing operations[4]	267	238	243	530	537	477
Increase on previous year (%)	12.2	n/a				
Underlying profit from discontinued operations	–	11	11	145	158	150
Underlying profit before tax[5]	267	249	254	675	695	627
Increase/(decrease) on previous year (%)	7.2	n/a	(62.4)	(2.9)	10.8	14.2
Earnings per share						
Basic (pence)	3.8	4.1	3.5	20.7	23.7	19.1
(Decrease)/increase on previous year (%)	(7.3)	n/a	(83.1)	(12.7)	24.1	31.7
Underlying (pence)	10.5	8.3	9.0	23.4	24.2	21.5
Increase/(decrease) on previous year (%)	26.5	n/a	(61.5)	(3.3)	12.6	14.4
Proposed dividend per share[6] (pence)	8.00	7.80	7.80	15.69	15.58	14.84
Retail statistics for UK food retailing						
Number of outlets at financial year end						
Sainsbury's Supermarkets[7]						
over 40,000 sq ft sales area	166	158	158	157	152	121
25,001 – 40,000 sq ft sales area	168	176	176	163	162	184
15,000 – 25,000 sq ft sales area	88	79	79	77	79	84
under 15,000 sq ft sales area	330	314	314	186	105	74
	752	727	727	583	498	463
Sales area (000 sq ft)						
Sainsbury's Supermarkets[7]	16,737	16,370	16,370	15,570	15,199	14,349
Net increase on previous year:						
Sainsbury's Supermarkets (%)	2.2	5.1	5.1	2.4	5.9	4.4
New Sainsbury's Supermarkets openings	34	36	36	35	39	25
Sainsbury's Supermarkets' sales intensity (inc VAT)[8]						
Per square foot (£ per week)	16.70	16.38	16.38	16.66	17.12	17.54

1 Revenue in 2003 has been restated for the change in accounting policy in accordance with FRS 5 (Application Note G).
2 Includes VAT at Sainsbury's Supermarkets and sales tax at Shaw's Supermarkets.
3 Underlying net interest payable is before the effects of financing fair value movements and debt restructuring costs.
4 IFRS – Profit before tax from continuing operations before any gain or loss on the sale of properties, impairment of goodwill, financing fair value movements and one off items that are material and infrequent in nature. In the current financial year, these one off items were the Business Review costs, IT insourcing costs and debt restructuring costs. In the prior financial year, these one off items were the Business Review and Transformation costs.
5 UK GAAP – Underlying profit before tax is stated before exceptional items of £42 million in 2002, £15 million in 2003, £54 million in 2004 and £234 million in 2005 and before amortisation of goodwill of £14 million in 2002, £13 million in 2003, £11 million in 2004 and £5 million in 2005.
6 Total proposed dividend in relation to the financial year.
7 Includes all convenience stores.
8 Excluding petrol and restated to include IAS 18 adjustment.

End of year information at 25 March 2006

Number of shareholders: 140,920 (2005: 147,262)	
Number of shares in issue: 1,710,516,638 (2005: 1,702,005,325)	

By size of holding

	Shareholders %		Shares %	
	2006	2005	2006	2005
500 and under	64.84	61.93	0.65	0.68
501 to 1,000	13.31	14.04	0.81	0.90
1,001 to 10,000	20.35	22.33	4.20	4.88
10,001 to 100,000	1.03	1.21	2.24	2.74
100,001 to 1,000,000	0.34	0.36	9.53	10.54
Over 1,000,000	0.13	0.13	82.57	80.26
	100.00	100.00	100.00	100.00

By category of shareholder

	Shareholders %		Shares %	
	2006	2005	2006	2005
Individual and other shareholders	94.86	92.95	31.17	35.84
Insurance Companies	0.05	0.07	0.03	0.20
Banks and Nominees	4.61	6.49	54.82	60.00
Investment Trusts	0.04	0.04	0.01	0.02
Pension Funds	0.02	0.02	0.26	0.48
Other Corporate Bodies	0.42	0.43	13.71	3.46
	100.00	100.00	100.00	100.00

Annual General Meeting ("AGM")

The AGM will be held at 11.00am on Wednesday 12 July 2006 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. The Notice of the Meeting and the proxy card for the meeting are enclosed with this Report.

Company website

J Sainsbury plc interim and annual reports and results announcements are available via the internet on the website (www.j-sainsbury.co.uk). As well as providing share price data and financial history, the site also provides background information about the Company, regulatory and news releases and current issues. Shareholders can receive email notification of results and press announcements as they are released by registering on the page called Email news service in the Investor section of the website.

Registrars

For information about the AGM, shareholdings, dividends and to report changes to personal details, shareholders should contact: Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH.
Telephone: 0870 702 0106 (www.computershare.com).

Dividend Reinvestment Plan ("DRIP")

The Company has a DRIP, which allows shareholders to reinvest their cash dividends in the Company's shares bought in the market through a specially arranged share dealing service. No new shares are allotted under this plan and some 33,843 shareholders participate in it. Full details of the plan and its charges, together with mandate forms, are available from the Registrars.

Key dates for the final dividend are as follows:

Last date for return or revocation of plan mandates	30 June 2006
Plan shares purchased for participants	21 July 2006
Plan share certificates issued	3 August 2006

Individual Savings Account ("ISA")

A corporate ISA is available from The Share Centre Ltd and offers a tax efficient way of holding shares in the Company. Both a Maxi and Mini ISA are available. For further information contact: The Share Centre, PO Box 2000, Oxford Road, Aylesbury, Buckinghamshire HP21 8ZB.
Telephone: 01296 414141 or freephone 08000 282812 and quote "Sainsbury's".

Low cost share dealing service

The Company offers a low cost share dealing service for J Sainsbury plc ordinary shares through The Share Centre Ltd. For further information contact: The Share Centre, PO Box 2000, Oxford Road, Aylesbury, Buckinghamshire HP21 8ZB.
Telephone: 01296 414141 or freephone 08000 282812 and quote "Sainsbury's".

Tax information - Capital Gains Tax ("CGT")
For CGT purposes, the market value of ordinary shares on 31 March 1982 adjusted for all capital adjustments was 91.99 pence and B Shares 10.941 pence.

Share capital consolidation
The original base cost of shares apportioned between ordinary shares of $28\frac{4}{7}$ pence and B Shares is made by reference to the market value of each class of shares on the first day for which a market value is quoted after the new holding comes into existence. The market value for CGT purposes of any share or security quoted on the Stock Exchange Daily Official List is generally the lower of the two quotations on any day plus one quarter of the difference between the values.

On Monday 19 July 2004 the values were determined as follows:

New ordinary shares 257.50 pence
B Shares 35 pence

Deferred shares
The 320,050,073 deferred shares created on 19 July 2004 were redeemed and cancelled by the Company at the close of business on 13 May 2005 for a total consideration of one pence in accordance with the terms and conditions of the Return of Capital circular issued to shareholders in June 2004.

Investor relations
For investor enquiries please contact: Lynda Ashton, Head of Investor Relations, J Sainsbury plc, Store Support Centre, 33 Holborn, London EC1N 2HT. Telephone/Fax: 020 7695 7162.
Email: lynda.ashton@sainsburys.co.uk.

American Depositary Receipts ("ADRs")
The company has a sponsored Level I ADR programme for which The Bank of New York acts as depositary.

The ADRs are traded on the over-the-counter (OTC) market in the US under the symbol JSYNSY, where one ADR is equal to four ordinary shares.

All enquiries relating to ADRs should be addressed to:

The Bank of New York, Investor Relations, PO Box 11258,
Church Street Station, New York, NY 10286-1258. Toll Free
Telephone # for domestic callers: 1-888-BNY-ADRS.
International callers can call: +1-610-382-7836
Email: shareowners@bankofny.com

General contact details
An audio tape of the Annual Review and Summary Financial Statement can be obtained by calling: 01435 862 737.

Annual Reports, Interim Reports and information on Corporate Responsibility are all available on the Internet (www.j-sainsbury.co.uk) and by calling 0800 015 4330.

Share price information is available on the Company's website, in the financial press and the Cityline service operated by the Financial Times (Telephone: 0906 003 3904).

For general enquiries about Sainsbury's Bank call: 0500 405 060.

For any customer enquiries please contact our Customer Careline by calling: 0800 636 262.

Electronic communications for shareholders

The Company has set up a facility for shareholders to take advantage of electronic communications.

If you would like to:

- check the balance and current value of your shareholding and view your dividend history
- register your email address so that future shareholder information can be sent to you electronically
- submit your vote online prior to a general meeting

Log on to (www.j-sainsbury.co.uk) and complete the following steps:

1 click on "Investors"
2 click on "Shareholder Services"
3 click on "Computershare"
4 enter the required information and click on "submit". You will need your 11 character shareholder reference number located on your latest tax voucher
5 click on "Electronic Shareholder Communication" and register online.

Registered office
J Sainsbury plc
33 Holborn
London EC1N 2HT
Registered number 185647

Auditors
PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

Solicitors
Linklaters
One Silk Street
London EC2Y 8HQ

Stockbrokers
UBS
1 Finsbury Avenue
London EC2M 2PP

Hoare Govett Ltd
250 Bishopsgate
London EC2M 4AA

Financial calendar 2006/07

Dividend and interest payments

Ordinary dividend

Ex-dividend date	24 May 2006
Record date	26 May 2006
Final dividend payable	21 July 2006
Interim dividend payable	January 2007

B Shares

Last date for Registrars to receive July B Share redemption notices (record date)	30 June 2006
Redemption date	18 July 2006
Interest payment date	18 July 2006
Last date for Registrars to receive January B Share redemption notices (record date)	2 January 2007
Redemption date	18 January 2007
Interest payment date	18 January 2007

Interest payments

8% Irredeemable Unsecured Loan Stock	1 March/1 September

Other dates

Annual General Meeting	12 July 2006
Interim results announced	15 November 2006
Interim report circulated	November 2006

Glossary

'Active Kids' - Our nationwide scheme to help inspire school children to take more exercise and to eat more healthily. The scheme was launched for the second time in February 2006 and is open to all nursery, primary and secondary schools in the UK.
www.sainsburys.co.uk/activekids

ADR - American Depositary Receipt - The over-the-counter traded US security.

AGM - Annual General Meeting - This year the AGM will be held on Wednesday 12 July 2006 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 11.00am.

B Shares - Preference B Shares issued on 12 July 2004 as part of the Return of Capital scheme in 2004/05.

'Basics' - Sainsbury's core sub-brand range of products, featuring circa 500 lines.

'BGtY' - 'Be Good to Yourself' - Sainsbury's healthier alternative sub-brand range of products, featuring circa 500 products. Products fall into one of three categories: those with less than 3% fat; those with less calories, salt and saturated fat than standard lines; or 'plus' products that are fortified with added ingredients (including pre-biotics, pro-biotics and Omega 3).

Business Review - The Group's review which Justin King announced on 19 October 2004, called Making Sainsbury's Great Again.

Category review - The re-ranging and simplification of ranges to ensure the best choice of products is in place and displayed appropriately in store.

Company - J Sainsbury plc.

CR - Corporate responsibility - The need to act responsibly in managing the impact on a range of stakeholders - customers, colleagues, investors, suppliers, the community and the environment.

Debt restructuring - On 24 March 2006 the Group raised new long-term financing secured on 127 of its supermarkets.

Deflation - Percentage reduction in price of products sold.

Dividend cover - Underlying profit after tax from continuing operations attributable to equity shareholders divided by total dividends declared during the year.

DRIP - Dividend Reinvestment Plan - Allows shareholders to reinvest their cash dividend in shares of the Company through a specially arranged share dealing service.

EPS - Earnings per share - Earnings attributable to ordinary shareholders divided by the weighted average number of ordinary shares in issue during the year, excluding those held by ESOP Trusts, which are treated as cancelled.

Easter adjustment - Like-for-like sales are impacted by the timing of the Good Friday trading week (none in 2005/06 and two in 2004/05).

ESOP Trusts - Employee Share Ownership Plan Trusts.

Fairtrade - The Fairtrade mark is an independent consumer label that guarantees a fair deal for marginalised workers and small scale farmers in developing countries. Producers receive a minimum price that covers the cost of production and an extra premium that is invested in the local community.
www.fairtrade.org.uk

Fair value - The amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

FSA - Food Standards Agency.

GDAs - Guideline Daily Amounts.

Gearing - Net debt divided by total equity.

Group - The Company and its subsidiaries.

IAS - International Accounting Standard.

IFRIC - International Financial Reporting Interpretations Committee.

Income statement - Formerly known as the profit and loss account under UK GAAP.

IFRS - International Financial Reporting Standard(s).

IGD - Institute of Grocery Distribution.

ISA - Individual Savings Account.

'Kids' - Sainsbury's children's sub-brand range featuring 100 products. Sainsbury's was the first retailer to provide GDAs for children aged five to ten years on packaging.

Like-for-like sales - The measure of year on year same store sales growth.

LTIP - Long-Term Incentive Plan.

Organic - Organic farming prohibits the use of artificial fertilisers, pesticides, growth regulators and additives in livestock feed. The International Federation of Organic Agriculture Movements (IFOAM) accredits national organic certifying bodies.

Pipeline - Sites which the Group has an interest in developing in the future.

Revenue - Sales through retail outlets and, in the case of Sainsbury's Bank, interest receivable, fees and commissions.

ROCE - Return On Capital Employed.

RPI - Retail Price Index.

'Sainsbury's SO organic' - Sainsbury's organic sub-brand range of products, featuring circa 300 products.

SORIE - Statement of recognised income and expense.

'TtD' - 'Taste the Difference' - Sainsbury's premium sub-brand range of products, featuring circa 900 lines.

TSR - Total shareholder return - The growth in value of a shareholding over a specified period, assuming that dividends are reinvested to purchase additional units of the stock.

'Try Something New Today' - The marketing campaign in support of Making Sainsbury's Great Again.

'TU' - Sainsbury's own label clothing range.

UK GAAP - UK Generally Accepted Accounting Principles.

Underlying basic earnings per share - Profit after tax from continuing operations attributable to equity holders before any gain or loss on the sale of properties, impairment of goodwill, financing fair value movements and one off items that are material and infrequent in nature, divided by the weighted average number of ordinary shares in issue during the year, excluding those held by the ESOP Trusts, which are treated as cancelled.

Underlying profit before tax from continuing operations - Profit before tax from continuing operations before any gain or loss on the sale of properties, impairment of goodwill, financing fair value movements and one off items that are material and infrequent in nature.

Underlying net debt - Net debt before IAS 32 and IAS 39 adjustments.

Underlying operating profit/(loss) - Underlying profit/(loss) before tax from continuing operations before finance income and finance costs.

'Wheel of Health' - Symbol on 1,300 Sainsbury's own-brand products providing customers with accurate and easy to read labelling featuring five key colour coded nutrients.

Design by sasdesign.co.uk. Printed by royle corporate print. We would like to thank the ten photographers featured on page 1 for their energy and enthusiasm in helping us illustrate this report. Other photography by James Bell, Grace Pattison, Chris Moyse and Dean Belcher.

This report is printed on paper from elemental chlorine free pulps. These have been made using mainly eucalyptus fibre from fully sustainable commercial forests in Portugal, Spain and Chile. In addition, the mill recycles all its own paper waste and this forms up to 30 per cent of the total fibre content. The mill operates under the strictest environmental standards and holds ISO 14001 accreditation for its environmental management systems.

www.sainsburys.co.uk


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Seal to be broken
19 April 2006